EXHIBIT 2.1
ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement, dated August 31, 2011, is among Valley Baptist Health System, a Texas non-profit corporation (“VBHS”), Valley Baptist Medical Center, a Texas non-profit corporation (“VBMC”), Valley Baptist Medical Center — Brownsville, a Texas non-profit corporation (“VBMC-B”), Valley Baptist Medical Development Corporation, a Texas non-profit corporation (“VBMDC”), VB Realty Corporation, a Texas corporation (“VBRC”), VB Realty II, LLC, a Texas limited liability company (“VBRC II”), Valley Baptist Insurance Holdings, Inc., a Texas corporation (“VBIH”), Valley Baptist Hospital Holdings, Inc., a Texas non-profit corporation (“VBHH”), and Valley Baptist Management Services Corporation, a Texas corporation (“VBMSC”; VBHS, VBMC, VBMC-B, VBMDC, VBRC, VBRC II, VBIH, VBHH and VBMSC are sometimes referred to individually as a “Seller” or collectively as “Seller”), Valley Baptist Medical Foundation (the “Foundation”), VHS Valley Health System, LLC, a Delaware limited liability company (“VHS2”), VHS Harlingen Hospital Company, LLC, a Delaware limited liability company (“VHS-H”), VHS Brownsville Hospital Company, LLC, a Delaware limited liability company (“VHS-B”), VHS Valley Holdings, LLC, a Delaware limited liability company (“Valley Holdings”), VHS Valley Real Estate Company, LLC, a Delaware limited liability company (“Valley Realty”), Vanguard Health Financial Company, LLC, a Delaware limited liability company (“VHFC;” VHS2, VHS-H, VHS-B, Valley Holdings, Valley Realty and VHFC are sometimes referred to individually as a “Buyer” and collectively as “Buyer”), VHS Valley Management Company, Inc., a Delaware corporation (“VMC”), and Vanguard Health Systems, Inc., a Delaware corporation (“Vanguard”).
RECITALS:
WHEREAS, Seller owns and operates the Hospitals and owns, leases, manages or otherwise operates the other Hospital Businesses, all located in Harlingen and Brownsville, Texas;
WHEREAS, Seller desires to sell and Buyer desires to purchase substantially all of the assets, real, personal and mixed, tangible and intangible, owned by all Persons collectively constituting Seller and associated with or employed in the conduct of the Hospital Businesses, including the Hospitals and the other Hospital Businesses but excluding the Excluded Assets;
WHEREAS, Vanguard has formed VHS2 for the purpose of serving as the parent company of VHS-H, VHS-B, Valley Holdings and Valley Realty;
WHEREAS, upon the Closing of the transactions contemplated by this agreement, VHS2 will be owned 51% by VMC and 49% by VBMC-B;
WHEREAS, Seller has concluded that the transactions contemplated by this agreement are in its best interests and consistent with its charitable mission of the promotion of health to the communities served by the Hospitals;

NOW, THEREFORE, for and in consideration of the premises, and the agreements, covenants, representations and warranties hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are forever acknowledged, the parties, intending to be legally bound, agree as follows:
AGREEMENT:
1. DEFINITIONS AND REFERENCES
1.01. Definitions. For purposes of this agreement, the following definitions apply:
(1) Accounts Receivable means all accounts receivable of the Hospital Businesses, accrued and unaccrued, including Government Payment Program receivables and accounts that have been written off, but excluding all Cost Report settlement amounts;
(2) Accretive Contract means that certain (undated) Accretive Health Service Agreement between Healthcare Services, Inc., d/b/a Accretive Health and Valley Baptist Hospital Holdings;
(3) ADR is defined in section 10.03;
(4) Affiliate means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with another Person where “control” means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, election or appointment of directors, by contract or otherwise;
(5) Affiliated Group means any affiliated group within the meaning of section 1504 of the Code or any similar group defined under a similar provision of state, local or foreign law;
(6) Affirmative Election is defined in section 5.19(b);
(7) Agreed Value of VBIC means $8,820,000, minus the principal amount of all indebtedness required to be reflected on the liability side of a consolidated balance sheet of VBIC prepared in accordance with GAAP on the Closing Date;
(8) Agreed Value of VBMC-B’s Membership Interest in VHS2 means 49% of (i) the Cash Portion of the Base Purchase Price, minus (ii) $175 million less (a) the net book value as of the Closing Date of any long-term indebtedness of Seller that Buyer assumes at Closing, including the Imaging Notes, and capitalized lease obligations of Seller pursuant to any Assumed Contract (including the current portions thereof), and (b) the agreed value as of Closing of any other liabilities or obligations described on Schedule 2.03, plus (iii) the amount of all Credited Expenses;
(9) Amended and Restated Operating Agreement means the amended and restated operating agreement of VHS Valley Health System, LLC, in the form attached as Exhibit A, with such changes thereto as are mutually acceptable to the parties;

(10) Assets means all assets, real property, personal and mixed property of every kind, character or description, known or unknown, tangible or intangible owned or leased by Seller wherever located and whether or not reflected in the Financial Statements or referenced or scheduled herein, (i) including those assets held or used in connection with Seller’s operation of any of the Hospital Businesses, Seller’s interest in the Joint Ventures and Transferring Subsidiaries and Seller’s membership in the Non-Profit Corporations, but (ii) excluding the Excluded Assets;
(11) Assumed Contracts is defined in section 2.01(f);
(12) Assumed Liabilities means (i) the current liabilities set forth on the Closing Balance Sheets, (ii) all obligations of Seller arising under the Assumed Contracts with respect to periods (or portions thereof) commencing after the Closing Date, (iii) all paid time off accruals of the Hired Employees (other than Extended Illness Bank Obligations) and estimated Taxes thereon, (iv) the Extended Illness Bank Obligations, (v) Permitted Encumbrances, (vi) the Imaging Notes and (vii) the other liabilities and obligations, if any, described on Schedule 2.03; it being understood that the Assumed Liabilities described in clauses (i) and (iii) will be included in the calculation of Net Working Capital for purposes of calculating any Purchase Price Adjustment pursuant to section 2.05(e) and that the Assumed Liabilities described in clauses (vi) and (vii) will be included in the calculation of Cash Portion of the Base Purchase Price for purposes of calculating the Cash Proceeds Payable to Seller;
(13) Attorney General means the Office of the Attorney General of the State of Texas;
(14) Audited Financial Statements means the audited consolidated balance sheets of VBHS and its consolidated Subsidiaries as of August 31, 2009 and August 31, 2010, and the related consolidated statements of operations, of changes in net assets, and of cash flows for the fiscal years then ended, and the notes thereto and the report thereon of PriceWaterhouseCoopers LLP, independent certified public accountants;
(15) Authorized Individuals is defined in section 10.02;
(16) Base Purchase Price is defined in section 2.05(a);
(17) BGCT means the Baptist General Convention of Texas or any committee thereof duly authorized to take action with respect to approval of the matters contemplated by this agreement;
(18) Buyer is defined in the preamble;
(19) Buyer Credit Agreement means that certain credit agreement, dated as of the date hereof, by and between VHS2 (as borrower) and VHFC (as lender) pursuant to which VHFC will make available to VHS2 the respective credit facilities provided for therein;
(20) Buyer Deductible is defined in section 9.04(a);

(21) Buyer’s Indemnified Persons means Buyer, Vanguard, Buyer’s members and Subsidiaries, Vanguard’s stockholders, Affiliates, successors and assigns, and their respective stockholders, members, partners, Affiliates, directors, trustees, officers, employees, agents and representatives (in each case, other than VBMC-B);
(22) Buyer’s Plan means a retirement plan qualified under section 401(a) of the Code that is sponsored by Buyer or one of its controlled group or affiliated service group members, as defined in section 414 of the Code;
(23) Cash Portion of the Base Purchase Price means the Base Purchase Price minus (i) the net book value as of the Closing Date of any long-term indebtedness of Seller that Buyer assumes at Closing, including the Imaging Notes, and capitalized lease obligations of Seller pursuant to any Assumed Contract (including the current portions thereof) and minus (ii) the agreed value as of Closing of any other liabilities or obligations described on Schedule 2.03;
(24) Cash Proceeds Payable to Seller means the Cash Portion of the Base Purchase Price, minus the Agreed Value of VBMC-B’s Membership Interest in VHS2, plus the amount of net adjustment due Seller, if any, from prorations made pursuant to section 2.06 and minus the amount of net adjustment due Buyer, if any, from prorations made pursuant to section 2.06;
(25) Chapter 132 means Chapter 132, et seq., Career Schools and Colleges, of the Texas Education Code, and applicable rules and regulations promulgated thereunder;
(26) Claim Notice means written notification of a Third Party Claim by an Indemnitee to an Indemnifying Party under article 9, including a Third Party Claim set forth in a “Revenue Agent’s Report,” “Statutory Notice of Deficiency,” “Notice of Proposed Assessment,” or any other official written notice from a Taxing authority that Taxes are due or that a Tax audit will be conducted;
(27) Closing is defined in section 8.01(a);
(28) Closing Balance Sheets means the unaudited individual and combined balance sheets of the Hospital Businesses as of the close of business on the Closing Date, as finally determined in accordance with section 2.05 following the resolution of all disputes with respect thereto;
(29) Closing Date means the date upon which the Closing occurs;
(30) Closing Document means each instrument, agreement, certificate or other document executed or delivered, or required to be executed or delivered, by a party at Closing;
(31) COBRA means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;
(32) Code means the Internal Revenue Code of 1986, as amended;

(33) Contracts means all commitments, contracts, leases, licenses, agreements and understandings, written or oral, relating to the Assets or the operation of the Hospital Businesses to which Seller or any Subsidiary of Seller is a party or by which it or any of the Assets are bound, including agreements with payers, physicians and other providers, agreements with health maintenance organizations, independent practice associations, preferred provider organizations and other managed care plans and alternative delivery systems, joint venture and partnership agreements, management, employment, retention and severance agreements, vendor agreements, real and personal property leases and schedules, maintenance agreements and schedules, agreements with municipalities and labor organizations, and bonds, mortgages and other loan agreements;
(34) Controlled Group means with respect to Seller, a group consisting of each trade or business (whether or not incorporated) that, together with such Seller, would be deemed a “single employer” within the meaning of section 4001(a)(14) of ERISA;
(35) Cost Reports means all cost and other reports filed pursuant to the requirements of the Government Payment Programs for payment or reimbursement of amounts due from them;
(36) Credited Expenses is defined in section 5.21(c);
(37) Current Donations is defined in section 5.28;
(38) Current Seller Plan is defined in section 3.22(a);
(39) Direct Buyer Losses is defined in section 9.02(c);
(40) EBITDA means earnings before interest, income Taxes, depreciation and amortization, the components of which shall be determined in accordance with generally accepted accounting principles consistently applied;
(41) Election Period is defined in section 5.19(b);
(42) Employee Benefit Plan means, with respect to any Person, (i) each plan, fund, program, agreement, arrangement or scheme, in each case, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, directors, officers, managers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, or “welfare” plan (within the meaning of section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (ii) each “pension” plan (within the meaning of section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), including each Multiemployer Plan, (iii) each severance, retention or change in control plan or agreement, each plan or agreement providing health, vacation or paid time off, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, or legal benefit and (iv) each other employee benefit plan, fund, program, agreement or arrangement, including any of the foregoing that provides cash or non-cash benefits or perquisites to current or former employees of such Person;

(43) Employee Pension Benefit Plan is defined in section 3(2) of ERISA;
(44) Employee Welfare Benefit Plan is defined in section 3(1) of ERISA;
(45) Encumbrances means liabilities, levies, claims, charges, assessments, mortgages, security interests, liens, pledges, conditional sales agreements, title retention contracts, rights of first refusal, options to purchase and other encumbrances (including limitations on pledging or mortgaging any of the Assets) and Contracts to create in the future any such Encumbrance or suffer any of the foregoing;
(46) End Date is defined in section 8.04(a);
(47) Environmental Claim means any written notice (or oral notice reduced to writing by Seller) by a Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, Governmental Authority response costs, natural resource damages, property damages, personal injuries, or penalties) of Seller or any Subsidiary of Seller arising out of, based on or resulting from (1) the presence, or release into the environment, of any Materials of Environmental Concern at any location, whether or not owned by Seller, or (2) circumstances forming the basis of any violation, or alleged violation, of any Environmental Laws;
(48) Environmental Laws means any and all Legal Requirements relating to pollution or protection of human health or the environment (including ground water, land surface or subsurface strata), including Legal Requirements relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, reporting or handling of Materials of Environmental Concern, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §9601, et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq., the Clean Air Act, 42 U.S.C. §7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq., the Occupational Safety and Health Act, 29 U.S.C. §600, et seq., and any similar state or local Legal Requirements;
(49) ERISA means the Employee Retirement Income Security Act of 1974, as amended;
(50) ERISA Fiduciary is defined in section 3(21) of ERISA;
(51) Essential Services means those Hospital services described on Schedule 5.14;

(52) Exchange Act means the Securities Exchange Act of 1934, as amended;
(53) Excluded Assets is defined in section 2.02;
(54) Excluded Liabilities means any and all liabilities of Seller other than the Assumed Liabilities, whether known or unknown, fixed or contingent, recorded or unrecorded, and whether arising before or after Closing;
(55) Extended Illness Bank Obligations means the Hired Employees’ accrued paid time off that is in the form of an “extended illness bank” (i.e., paid time off that may be used by a Hired Employee during the term of employment, but the value of the unused portion of which is not paid in cash to the Hired Employee upon termination of employment);
(56) Financial Statements means the Audited Financial Statements and the Unaudited Financial Statements;
(57) Foundation is defined in the preamble;
(58) Governmental Authority means any executive, legislative or judicial agency, authority, board, body, commission, court, department, instrumentality or office of any federal, state, city, county, district, municipality, foreign or other government or quasi-government unit or political subdivision;
(59) Government Payment Programs means federal and state Medicare, Medicaid and TRICARE programs, and similar or successor programs with or for the benefit of Governmental Authorities;
(60) Hill-Burton Act means the Public Health Service Act, 42 U.S.C. §291, et seq.;
(61) Hired Employees means (i) those employees of Seller who accept Buyer’s offer of employment as of the Closing Date and (ii) those employees of Seller employed under written Assumed Contracts;
(62) HMC Partnerships means Harlingen Medical Center, Limited Partnership and HMC Realty, LLC;
(63) Hospital means each of Valley Baptist Medical Center, Harlingen, Texas, and Valley Baptist Medical Center — Brownsville, Brownsville, Texas;
(64) Hospital Businesses means all businesses, assets and properties owned, leased or otherwise operated or conducted by Seller and its consolidated Subsidiaries, including the business of the Hospitals and all outpatient facilities, physician practices, medical office buildings, insurance companies, parking facilities and other related businesses;

(65) HSR Act means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
(66) Imaging Notes means those certain promissory notes made by VBMC in favor of Valley Radiologists and Associates Investment Group in connection with the purchase of the assets of the Imaging Partnerships;
(67) Imaging Partnerships means North Brownsville Imaging Center, L.P. and Treasure Hills Imaging Limited Partnership;
(68) Immaterial Contract means any Contract to which Seller is a party that requires either the payment by Seller of $50,000 or less or the provision of goods or the performance of services by Seller having a value of $50,000 or less, in either case during the period from the date of this agreement until (i) if the Contract is terminable at any time by Seller without cause upon notice of 90 days or less, the date on which the Contract would terminate if Seller were to give notice of termination on the date of this agreement, or (ii) if the Contract is not terminable at any time by Seller without cause upon notice of 90 days or less, the expiration of the term of the Contract, provided that an Immaterial Contract does not include any Contract described in sections 3.18(a) through 3.18(j);
(69) Immediate Family Member means any individual described in the definition of “Immediate Family Member” found at 42 C.F.R. §411.351;
(70) Indemnifying Party means any Person obligated to indemnify another Person under article 9;
(71) Indemnitee means any Person entitled to indemnification under article 9;
(72) Indemnity Notice means written notification of a claim for indemnity under article 9, other than a Third Party Claim, made by an Indemnitee to an Indemnifying Party pursuant to section 9.05(b);
(73) Indenture is defined in section 6.05;
(74) Information Systems means the software (including object and source codes as applicable), hardware, application programs and similar systems owned, licensed or leased by Seller and used in the ownership or operation of the Hospital Businesses, whether or not on a system-wide basis;
(75) Initiating Party is defined in section 10.02;
(76) Insurance Approvals is defined in section 5.31;

(77) Intellectual Properties means (i) all inventions (whether or not patentable or reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names, corporate names, and domain names, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, and (iv) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) that are owned, licensed or leased by Seller and used in the ownership or operation of the Hospital Businesses together with all rights to sue or make any claims for any past, present, or future infringement, misappropriation or unauthorized use of any of the foregoing rights and the right to all income, royalties, damages and other payments that are now or may hereafter become due or payable with respect to any of the foregoing rights, including without limitation damages for past, present or future infringement, misappropriation or unauthorized use thereof;
(78) Interim Closing Balance Sheets means the unaudited individual and combined balance sheets of the Hospital Businesses as of the most recent month end available before the Closing;
(79) Interim Period is defined in section 5.33;
(80) Investments means shares of capital stock of any corporation, equity interests in partnerships or limited liability companies, or other equity or debt instruments in any other Person, and proceeds from the sale thereof;
(81) Joint Ventures means Odyssey HealthCare of South Texas, LLC, Amedisys Valley Texas, LLC, Churchill Dialysis, LLC, VBOA ASC Partners, L.P., Valley Cancer Center Investors, LLC, Harlingen LTACH Real Estate, Ltd., Golden Palms Realty Company, LLC, Golden Palms Operating Company, LLC, and Solara Hospital Harlingen, L.P.;
(82) Leased Real Property means the real property described on Schedule 2.01(b), together with all buildings, improvements and fixtures thereon owned or leased by Seller or any Subsidiary of Seller;
(83) Legal Requirements means, with respect to any Person, all statutes, laws, ordinances, codes, rules, regulations, restrictions, orders, judgments, rulings, writs, injunctions, decrees, determinations or awards of any Governmental Authority having jurisdiction over such Person or any of such Person’s assets or businesses;
(84) Letter Agreement is defined in section 11.19(a);
(85) Losses means any and all damages, costs, losses (including any diminution in value), liabilities, expenses or obligations (including Taxes, interest, penalties, court costs, costs of preparation and investigation, and attorneys’, accountants’ and other professional advisors’ fees and expenses);

(86) LVN School means the school that is currently owned and operated by VBMC to train, teach and prepare students to take the National Council Licensure Examination for Practical/Vocational Nurses (the NCLEX-PN® exam) for licensure as vocational nurses;
(87) Management Services Agreement means the management services agreement, in the form attached as Exhibit B (with such changes thereto as are mutually acceptable to the Seller and Buyer), pursuant to which an Affiliate of Buyer shall agree to provide certain financial, technical, managerial, and administrative support services for the Hospital Businesses and Buyer, including management of the day-to-day operations of the Hospital Businesses for an annual management fee described therein;
(88) Material Adverse Change means a material adverse change, individually or in the aggregate, on the business, assets, liabilities, financial condition, results of operations or prospects of Seller and the Hospital Businesses, taken as a whole, but excluding the effect of (i) matters described in the Schedules, (ii) changes in the economy of the United States in general, and (iii) changes in Legal Requirements generally applicable to owners and operators of general acute care hospitals in the United States or in Texas if such change does not disproportionately affect Seller or the Hospital Businesses;
(89) Materials of Environmental Concern means chemicals, pollutants, contaminants, wastes (including medical waste), toxic substances, petroleum and petroleum products, including hazardous wastes under the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq., hazardous substances under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §9601, et seq., asbestos, polychlorinated biphenyls and urea formaldehyde, and low-level nuclear materials, special nuclear materials or nuclear-byproduct materials, all within the meaning of the Atomic Energy Act of 1954, as amended, and any rules, regulations or policies promulgated thereunder;
(90) Medical Waste means any waste generated in the diagnosis, treatment or immunization of human beings, in research pertaining thereto, or in the production or testing of biologicals, including (i) pathological waste, (ii) blood, (iii) sharps, (iv) wastes from surgery or autopsy, (v) dialysis waste, including contaminated disposable equipment and supplies, (vi) cultures and stocks of infectious agents and associated biological agents, (vii) isolation wastes, (viii) contaminated equipment, (ix) laboratory waste, (x) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings, and (xi) any substance, pollutant, material or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §6992, et seq. or under the Medical Waste Law of any State;
(91) Medical Waste Law means the Medical Waste Tracking Act of 1988, 42 U.S.C. §6992, et seq., the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 U.S.C. §2501, et seq., the Marine Protection, Research, and Sanctuaries Act of 1972, 33 U.S.C. §1401, et seq., The Occupational Safety and Health Act, 29 U.S.C. §651, et seq., the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119, and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste;

(92) Merger is defined in section 2.08;
(93) Multiemployer Plan is defined in section 3(37) of ERISA or section 4001(a)(3) of ERISA;
(94) Multiple Employer Plan means an Employee Pension Benefit Plan that is not a Multiemployer Plan and for which a Person who is not a member of a Controlled Group that includes Seller or any Subsidiary is or has been a contributing sponsor;
(95) Net Working Capital means the amount by which the value of (i) inventory and supplies, patient accounts receivable, other receivables, prepaid expenses and deposits (including security deposits made by Seller pursuant to Assumed Contracts) that Buyer reasonably determines will be usable after Closing, exceeds (ii) trade accounts payable, accrued expenses and employee benefit accruals (as such terms are used in the Unaudited Financial Statements), but excluding from such calculation Excluded Assets, Excluded Liabilities and any of the foregoing values attributable to VBIC (for the purpose of clarity, employee benefit accruals include paid time off accruals but exclude Extended Illness Bank Obligations);
(96) Neutral is defined in section 10.04;
(97) Non-Profit Corporations means Harlingen Physician Network, Inc., Valley Health Care Network and Rio Grande Valley Indigent Health Care Corporation;
(98) Notice Period is defined in section 9.05(a)(i);
(99) Offer means a bona fide written offer pursuant to which a Person that is not an Affiliate of Vanguard would purchase all, but not less than all, of the equity interest in VHS2 and VBIC (or either of them) then owned, directly or indirectly, by Vanguard and its consolidated Subsidiaries for the consideration and upon the other terms and conditions set forth in such offer;
(100) Owned Real Property means real property owned (legally or beneficially) by Seller or any Subsidiary of Seller, including the real property described on Schedule 2.01(a), together with all buildings, improvements and fixtures thereon owned by Seller or any Subsidiary of Seller and all appurtenances and rights thereto, but excluding the real property described on Schedule 2.02(b);
(101) PBGC means the Pension Benefit Guaranty Corporation;
(102) Permit means each license, permit, right, franchise, concession, certificate, consent or other approval of a Governmental Authority owned or held by Seller relating to the ownership or operations of the Hospital Businesses and the Assets, including applications for, and pending, Permits;

(103) Permitted Encumbrances means the Permitted Personal Property Encumbrances and the Permitted Real Property Encumbrances;
(104) Permitted Personal Property Encumbrances means those Encumbrances described on Schedule 3.11 as being Permitted Personal Property Encumbrances;
(105) Permitted Real Property Encumbrances means those Encumbrances identified on Schedule 3.12(a) as being Permitted Real Property Encumbrances;
(106) Person means any individual, corporation (whether for-profit or not-for-profit), limited liability company, association, partnership, firm, joint venture, trust, trustee or other entity or organization, including a Governmental Authority;
(107) Principal Credit Agreement means the Credit Agreement, dated as of January 29, 2010 (as amended, modified, restated, and/or supplemented from time to time), between Vanguard Health Holding Company I, LLC, Vanguard Health Holding Company II, LLC, the lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent and as Collateral Agent, and the other parties thereto, providing for the making of loans to, and the issuance of, and participation in, letters of credit for the account of the borrower thereunder, and any credit agreement or credit facility that replaces the foregoing agreement;
(108) Prior Donations is defined in section 5.28;
(109) Prior Seller Plan is defined in section 3.22(b);
(110) Proceeding means any action, arbitration, audit, hearing, investigation, litigation, suit or other proceeding (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted, heard or held by, before, under the authority or at the direction of any Governmental Authority;
(111) Prohibited Transaction is defined in section 5.07;
(112) Purchase Price means the Base Purchase Price and 80% of the Agreed Value of VBIC, all as more particularly set forth in section 2.05(a);
(113) Purchase Price Adjustment is defined in section 2.05(e);
(114) RAHC is defined in section 5.17;
(115) Reportable Event is defined in section 4043 of ERISA;
(116) Responding Party is defined in section 10.02;

(117) Rio Grande Valley Market is defined in section 5.08;
(118) Schedules means the schedules referred to in this agreement and attached hereto at the time that this agreement is executed by each original party hereto;
(119) Section 338 Asset Allocation Schedule is defined in section 5.30;
(120) Section 338(h)(10) Election is defined in section 5.30;
(121) Seller is defined in the preamble;
(122) Seller Deductible is defined in section 9.02(a);
(123) Seller’s Indemnified Persons means Seller and Seller’s members, stockholders, Affiliates, successors and assigns, and their respective members, directors, trustees, officers, employees, agents and representatives;
(124) Subject Interest is defined in section 5.19(b);
(125) Submission Date is defined in section 10.03;
(126) Subsidiary means, with respect to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person, (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time and the management of which is controlled, directly or indirectly, by such Person or through one or more Subsidiaries of such Person and (iii) any entity that is organized as a not-for-profit business organization and (A) whose accounts are required in accordance with generally accepted accounting principles to be consolidated with the accounts of such Person or (B) whose sole member is such Person;
(127) Tax means any income, unrelated business income, gross receipts, license, payroll, employment, excise, severance, occupation, privilege, premium, net worth, windfall profits, environmental (including taxes under section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, recording, stamp, sales, use, services, service use, transfer, registration, escheat, unclaimed property, value added, alternative or add-on minimum, estimated or other tax, assessment, charge, levy or fee of any kind whatsoever, including payments or services in lieu of Taxes, interest or penalties on and additions to all of the foregoing, that are due or alleged to be due to any Governmental Authority, whether disputed or not;
(128) Tax Return means any return, declaration, report, claim for refund, information return, filing obligation of any Code section 501(c)(3) organization, or statement, including schedules and attachments thereto and amendments, relating to Taxes;

(129) Third Party Claim is defined in section 9.05(a)(i);
(130) Title Representations means the representations and warranties of Seller set forth in (i) the last sentence of section 3.11 and (ii) the last sentence of section 3.12(a);
(131) Transferring Subsidiaries means Valley Baptist Wellness Center, LLC, VBOA ASC GP, LLC, VB Brownsville IMP ASC, LLC, VBIC, VBRC II, Valley Baptist Lab Services, LLC, and VB Brownsville LTACH, LLC;
(132) TWC means the Texas Workforce Commission, an agency of the State of Texas;
(133) Unaudited Financial Statements means the unaudited consolidated balance sheets of VBHS and its consolidated Subsidiaries as of December 31, 2010, and the unaudited consolidated statements of operations and changes in net assets and the unaudited consolidated statements of cash flows for the four-month period then ended, and the financial statements described in clauses (i) and (ii) of section 5.04(b);
(134) UT is defined in section 5.17;
(135) Valley Holdings is defined in the preamble;
(136) Valley Realty is defined in the preamble;
(137) Vanguard is defined in the preamble;
(138) VBHH is defined in the preamble;
(139) VBHS is defined in the preamble;
(140) VBIC means Valley Baptist Insurance Company, an insurance company organized under the laws of the State of Texas;
(141) VBIC Purchase Price is defined in section 2.05(a);
(142) VBIC Shareholders Agreement means the shareholder and voting agreement in the form attached as Exhibit C, with such changes thereto as are mutually acceptable to the parties;
(143) VBIC Shares means shares of VBIC common stock, par value $1.00 per share, representing 80% of all issued and outstanding shares of capital stock of VBIC;
(144) VBIC’s Net Worth means the total assets of VBIC minus the total liabilities of VBIC, all as shown on the Closing Balance Sheets and Interim Closing Balance Sheets;

(145) VBIH is defined in the preamble;
(146) VBMC is defined in the preamble;
(147) VBMC-B is defined in the preamble;
(148) VBMDC is defined in the preamble;
(149) VBMSC is defined in the preamble;
(150) VBRC is defined in the preamble;
(151) VBRC II is defined in the preamble;
(152) VHFC is defined in the preamble;
(153) VHS2 is defined in the preamble;
(154) VHS-B is defined in the preamble;
(155) VHS-H is defined in the preamble; and
(156) VMC is defined in the preamble;
(157) WARN Act means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101, et seq.
1.02. Certain References. As used in this agreement:
(a) references to “this agreement” mean this agreement, as amended from time to time, and all exhibits and schedules attached to or referenced in this agreement;
(b) references to “articles” or “sections” are references to articles and sections of this agreement, unless the context states or implies otherwise;
(c) references to “include” or “including” mean including without limitation and are intended to be illustrative and not restrictive of the word or phrase to which they refer;
(d) references to “partners” include general and limited partners of partnerships and members of limited liability companies;
(e) references to “partnerships” include general and limited partnerships, joint ventures and limited liability companies;
(f) references to any document are references to that document as amended, consolidated, supplemented, novated or replaced by the parties thereto;

(g) references to any law are references to that law as amended, consolidated, supplemented or replaced, and all rules and regulations promulgated thereunder;
(h) references to time are references to Harlingen, Texas time;
(i) references to “Seller’s knowledge” mean the actual knowledge of each of the Persons whose names or titles are set forth on Schedule 1.02, after due inquiry by Seller of such Persons, but no further inquiry by such Persons;
(j) the gender of all words includes the masculine, feminine and neuter, and the number of all words includes the singular and plural; and
(k) the Table of Contents, the division of this agreement into articles and sections, and the use of captions and headings in connection therewith are solely for convenience and have no legal effect in construing this agreement.
2. SALE OF ASSETS AND RELATED MATTERS
2.01. Sale of Assets. Subject to the terms and conditions of this agreement, at Closing, Seller shall sell, and Buyer shall purchase, all right, title and interest of Seller in and to the Assets, free and clear of all Encumbrances other than the Permitted Encumbrances, including the following Assets:
(a) the Owned Real Property described on Schedule 2.01(a);
(b) the Leased Real Property described on Schedule 2.01(b);
(c) all equipment (including medical and computer equipment at the Hospital Businesses), vehicles, furniture and furnishings and other tangible personal properties owned by Seller or used in the conduct of the Hospital Businesses;
(d) all current assets included in Net Working Capital;
(e) all financial, patient, medical staff, personnel and other records of the Hospital Businesses (including equipment records, medical/administrative libraries, medical records, documents, catalogs, books, records, files and operating manuals);
(f) the Contracts listed or described on Schedule 2.01(f), the leases relating to the Leased Real Property listed or described on Schedule 2.01(b), and all Immaterial Contracts not listed or described on Schedule 2.02(i) (all such Contracts, collectively, the “Assumed Contracts”);
(g) all Permits of Seller, to the extent legally assignable, relating to the ownership of the Assets and the conduct of the Hospital Businesses, including those described on Schedule 2.01(g);
(h) the Intellectual Properties, including those Intellectual Properties described on Schedule 2.01(h), and the Information Systems;

(i) all property of Seller, real, personal or mixed, tangible or intangible, arising or acquired between the date of this agreement and the Closing Date;
(j) the Investment interests in the Joint Ventures and the Transferring Subsidiaries (other than VBIC) and the membership interests in the Non-Profit Corporations, in each case including all transferable rights relating thereto;
(k) the VBIC Shares;
(l) subject to section 5.12(a), all insurance proceeds with respect to the Assets or the Assumed Liabilities (including insurance proceeds received by Seller or payable to Seller and all deductibles, copayments and self-insurance requirements payable by Seller) arising in connection with damage to the Assets occurring on or prior to the Closing Date, to the extent not expended for the repair or restoration of the Assets;
(m) claims of Seller against third parties relating to the Assets or the Assumed Liabilities, choate or inchoate, known or unknown, contingent or otherwise, but excluding the Proceedings described on Schedule 3.23 and any other such claims relating to Excluded Assets or the Excluded Liabilities;
(n) general intangibles of the Hospital Businesses, including goodwill;
(o) Seller’s provider agreements with Government Payment Programs; and
(p) all proceeds of the foregoing and, except for the Excluded Assets, all other property of every kind, character or description, tangible and intangible, known or unknown, owned or leased by Seller, wherever located and whether or not reflected in the Financial Statements or similar to the properties described above.
2.02. Excluded Assets. Notwithstanding the generality of the definition of Assets and of the examples of Assets listed in section 2.01, the following assets (the “Excluded Assets”) are not a part of the sale and purchase contemplated by this agreement and are excluded from the Assets, and Seller shall retain all of its right, title and interest therein and thereto from and after the Closing:
(a) any financial, patient, medical staff, personnel and other records of the Hospital Businesses that Seller cannot transfer to Buyer due to applicable Legal Requirements by which Seller is bound;
(b) the real property described on Schedule 2.02(b);
(c) all cash, bank accounts, certificates of deposit, treasury bills, treasury notes, marketable securities and other cash equivalents (including the Cash Proceeds Payable to Seller and any Purchase Price Adjustment payable to Seller);
(d) inventory and supplies disposed of or exhausted after the date of this agreement and on or before the Closing Date in the ordinary course of the Hospital Businesses, and Assets transferred or disposed of in accordance with section 5.02(e);

(e) Cost Report settlement receivables and all appeals and appeal rights relating thereto;
(f) all funds held by trustees pursuant to bond indentures of Seller (including the Indenture);
(g) all deductions, benefits, claims, refunds, receivables and other rights of Seller relating to Taxes in respect of periods ending on or before the Closing Date or resulting from the consummation of the transactions contemplated by this agreement;
(h) all other current financial assets not included in Net Working Capital;
(i) all Immaterial Contracts that are listed or described on Schedule 2.02(i) and all other Contracts that are not Assumed Contracts (including this agreement and the Closing Documents);
(j) all Permits to the extent not legally assignable to Buyer or not relating to the ownership of the Assets and the conduct of the Hospital Businesses;
(k) the corporate or trade names set forth on Schedule 2.02(k) and all Intellectual Property rights relating thereto;
(l) twenty percent (20%) of the issued and outstanding capital stock of VBIC;
(m) all Investment interests in any Person other than the Transferring Subsidiaries and the Joint Ventures, and all interests in any entity that is organized as a not-for-profit business organization other than the Non-Profit Corporations, including all Investment interests (and all other interests with respect to a not-for-profit business organization) in each other Seller, the Foundation, Golden Palms Retirement & Health Center and, subject to section 5.20, the HMC Partnerships, and all minute books, stock transfer ledgers, financial records, Tax records and other books and records relating to the operation, ownership and corporate governance of each such Person;
(n) all physician loans and receivables;
(o) all right, title and interest of the Foundation in and to its assets and properties (whether owned, leased or otherwise) described on Schedule 2.02(o);
(p) all insurance proceeds received by Seller or payable to Seller (i) with respect to other Excluded Assets or the Excluded Liabilities or (ii) that Seller is entitled to retain pursuant to section 5.12(a);
(q) the Proceedings described on Schedule 3.23 and all rights, remedies, claims and defenses against third parties thereunder or otherwise relating solely to the Excluded Assets or to the Excluded Liabilities, whether choate or inchoate, known or unknown, contingent or otherwise;

(r) any monies payable to Seller from Cardinal Health, Inc. or its Affiliates under terminated Contracts with such Persons;
(s) any other assets identified on Schedule 2.02(s) or excluded after the execution of this agreement by mutual written agreement of the parties; and
(t) all proceeds of the foregoing.
2.03. Assumed Liabilities. As of the Closing Date, Buyer shall assume from Seller the Assumed Liabilities, including the Assumed Liabilities described on Schedule 2.03.
2.04. Excluded Liabilities. Notwithstanding anything to the contrary set forth in this agreement, under no circumstance will Buyer assume or be obligated to pay, and from and after the Closing, none of the Assets will be or become liable for or subject to any of the Excluded Liabilities, including the following, which Excluded Liabilities are and will remain liabilities of Seller:
(a) all liabilities accrued on the Closing Balance Sheets, other than those included in Net Working Capital or VBIC’s Net Worth, and other than capitalized lease obligations constituting Assumed Contracts;
(b) liabilities or obligations for Taxes of the Hospital Businesses in respect of periods ending on or before the Closing Date or resulting from the consummation of the transactions contemplated by this agreement (other than real estate transfer Taxes and sales and use Taxes arising out of the transfer of the Assets, which shall be paid by Buyer as a Credited Expense);
(c) liabilities or obligations for federal or state income Taxes of Seller or any Subsidiary or Affiliate of Seller, including amounts for which any Transferring Subsidiary, including VBIC, may be liable as a result of being a member of a consolidated, affiliated, combined, unitary or similar group that includes such other Persons;
(d) liabilities or obligations relating to the Excluded Assets;
(e) liabilities or obligations associated with indebtedness for borrowed money (other than capital lease obligations under any Assumed Contract);
(f) (i) obligations required to be performed by Seller on or before the Closing Date under the Assumed Contracts, (ii) liabilities or obligations resulting from a breach or default on or before the Closing Date of any Assumed Contracts and (iii) liabilities arising under any Contracts that are not Assumed Contracts;
(g) liabilities or obligations arising out of or in connection with the Proceedings described on Schedule 3.23, and Proceedings and claims (whether instituted before or after Closing) relating to acts or omissions that allegedly occurred on or before the Closing Date, including those relating to peer review activities;

(h) liabilities or obligations under the Hill-Burton Act or other restricted grant or loan programs;
(i) except for paid time off accruals of the Hired Employees and Extended Illness Bank Obligations, and obligations under Assumed Contracts, liabilities and obligations to Seller’s employees, Employee Benefit Plans, the Internal Revenue Service, PBGC or any other Governmental Authority arising from or relating to periods before Closing (whether or not triggered by the transactions contemplated by this agreement and whether or not imposed by Legal Requirements directly on Buyer as the transferee of the Assets or successor to the Hospital Businesses), including liabilities or obligations arising under any Employee Benefit Plan, severance pay program or arrangement, EEOC claim, unfair labor practice, and wage and hour practice, and liabilities or obligations arising under the WARN Act, as a result of acts of Seller before Closing;
(j) Cost Report settlement payables relating to all Cost Report periods ending on or before the Closing Date;
(k) liabilities or obligations of Seller in respect of periods ending on or before the Closing Date, or resulting from the consummation of the transactions contemplated by this agreement, under third-party payor programs and Government Payment Programs, including recoupment rights of the Centers for Medicare & Medicaid Services or the Texas Department of State Health Services and recapture of previously reimbursed charges or expenses;
(l) liabilities or obligations owed to Cardinal Health, Inc. or any of its Affiliates under terminated Contracts with such Persons;
(m) liabilities or obligations arising under the Accretive Contract and relating to events or periods on or prior to the Closing Date; and
(n) penalties, fines, settlements, interest, costs and expenses arising out of or incurred as a result of any actual or alleged violation by Seller of any Legal Requirement.
2.05. Purchase Price; Purchase Price Adjustment.
(a) Subject to the terms and conditions of this agreement, in reliance upon the representations and covenants of Seller in this agreement, and as consideration for the sale of the Assets and the Hospital Businesses, Buyer shall assume the Assumed Liabilities from Seller, tender to Seller the Cash Proceeds Payable to Seller (in the manner provided in section 2.05(d)), and issue to VBMC-B a 49% membership interest in VHS2. For purposes of calculating the Cash Portion of the Base Purchase Price and the Cash Proceeds Payable to Seller, “Base Purchase Price” means:
(i)	$273,039,215, minus

(ii)	the Agreed Value of VBIC, plus

(iii)	the amount, if any, by which Net Working Capital on the Closing Balance Sheets exceeds $45,100,000, or minus
(iv)	the amount, if any, by which Net Working Capital on the Closing Balance Sheets is less than $45,100,000.
In addition to the Cash Proceeds Payable to Seller, Buyer shall pay to VBIH an amount (the “VBIC Purchase Price”) equal to 80% of:
(i)	the Agreed Value of VBIC, plus
(ii)	the amount, if any, by which VBIC’s Net Worth on the Closing Balance Sheets exceeds, $4,600,000, or minus
(iii)	the amount, if any, by which VBIC’s Net Worth on the Closing Balance Sheets is less than $4,600,000.
(b) The portion of Net Working Capital constituting the value of inventory and supplies will be determined based on a physical count conducted by Seller on a date not more than five business days before the Closing Date. Seller shall give Buyer at least five business days’ prior notice of the date of the count and permit Buyer to monitor the count. Seller shall count the usable items of inventory and supplies that are not damaged or obsolete, and that are of a type, quality and quantity that may be used in the ordinary course of the Hospital Businesses (having due regard for the services offered by the Hospital Businesses). Seller will conduct the count in the same manner that Seller conducted the count of, and will count the same classes and categories of items that Seller counted to determine the value of, inventory and supplies in the most recent Audited Financial Statements. Upon completion of the count, Seller shall determine the value of the inventory and supplies (determined by the lower of cost or market on a first in, first out basis). If the results of the count and the resulting value of inventory and supplies are available by Closing, then the portion of Net Working Capital attributable to inventory and supplies will be the value determined pursuant to the count (updated for actual usage and purchases between the date of the count and the Closing Date). If the results of the count or the resulting value of inventory and supplies are not available by Closing, then for purposes of the Closing the value of the inventory and supplies will be the amount set forth in the Interim Closing Balance Sheets and the value of the inventory and supplies determined pursuant to the count (updated for actual usage and purchases between the date of the count and the Closing Date) will be set forth in the Closing Balance Sheets.
(c) The portion of Net Working Capital constituting the value of prepaid expenses and deposits will be determined based on mutual agreement of Seller and Buyer. No more than five business days before the Closing Date, Buyer and Seller will agree on the value as of Closing of the prepaid expenses and deposits that Buyer reasonably determines will be usable after Closing.
(d) By wire transfer of immediately available funds to one or more accounts designated by Seller, Buyer shall pay to Seller at Closing the Cash Proceeds Payable to Seller. Consistent with sections 2.05(b) and 2.05(c), the Cash Proceeds Payable to Seller will be calculated by Buyer and Seller at Closing from the physical count of inventory and supplies conducted pursuant to section 2.05(b), if available, the relevant entries in the Interim Closing Balance Sheets (other than inventory and supplies if the physical inventory is available) and the parties’ mutual good faith estimate as of the Closing Date of the amount of the prorations to be made pursuant to section 2.06 and the amount of the Credited Expenses.

(e) Within 60 days after the Closing Date, Seller will deliver to Buyer the Closing Balance Sheets together with any proposed revisions in the amount of the prorations to be made pursuant to section 2.06 or the amount of the Credited Expenses (based on paid invoices delivered by Buyer to Seller within 55 days after the Closing). Except as otherwise provided herein, the Closing Balance Sheets shall be prepared using the same principles and methodologies, including the determination of accounts receivable and doubtful accounts, as used in preparing the Interim Closing Balance Sheets. The Cash Proceeds Payable to Seller and the Agreed Value of VBMC-B’s Membership Interest in VHS2 will each be recalculated (based on clauses (i) and (ii) below) and the VBIC Purchase Price will be recalculated (based on clause (iii) below) (collectively, the “Purchase Price Adjustment”) to reflect (i) any such revisions in the amount of the prorations to be made pursuant to section 2.06 or the amount of the Credited Expenses, (ii) the difference between the Net Working Capital (excluding differences in prepaid expenses and deposits calculated in accordance with section 2.05(c) and, if a physical inventory was used to calculate the Cash Proceeds Payable to Seller paid at Closing, in inventory and supplies) on the Interim Closing Balance Sheets and on the Closing Balance Sheets, and (iii) the difference between VBIC’s Net Worth on the Interim Closing Balance Sheets and on the Closing Balance Sheets, provided that such recalculation will be dollar-for-dollar in the differences between such balance sheets and no consideration in the recalculations will be given to the fact that under generally accepted accounting principles a materiality standard applies to such Financial Statements. Following the resolution of any disputes pursuant to section 2.05(f), (A) Seller shall pay Buyer (if the Cash Proceeds Payable to Seller is adjusted downward by the Purchase Price Adjustment), or Buyer shall pay Seller (if the Cash Proceeds Payable to Seller is adjusted upward by the Purchase Price Adjustment), as the case may be, the amount by which the Cash Proceeds Payable to Seller is adjusted, by wire transfer of immediately available funds to one or more accounts designated by the recipient, within five business days after its determination, (B) the parties shall take all necessary action to amend the Amended and Restated Operating Agreement (and any exhibit thereto) to reflect the change in the Agreed Value of VBMC-B’s Membership Interest in VHS2 as a change to VBMC-B’s initial capital contribution to VHS2 and to reflect the aggregate change represented by the Purchase Price Adjustment as a corresponding change to the aggregate capital contributions to VHS2 (so that VBMC-B continues to maintain a 49% membership interest in VHS2) and (C) Seller shall pay Buyer (if the VBIC Purchase Price is adjusted downward by the Purchase Price Adjustment), or Buyer shall pay Seller (if the VBIC Purchase Price is adjusted upward by the Purchase Price Adjustment), as the case may be, the amount by which the VBIC Purchase Price is adjusted, by wire transfer of immediately available funds to one or more accounts designated by the recipient, within five business days after its determination.

(f) If Buyer disputes any entry in the Closing Balance Sheets relevant to the calculation of the Purchase Price Adjustment or disputes the value of the inventory and supplies, and such dispute is not resolved to the mutual satisfaction of Seller and Buyer within 90 days after the Closing Date, either Seller or Buyer may submit the dispute to Deloitte & Touche LLP or to such other independent, certified public accounting firm as Seller and Buyer may then agree in writing, in either case acting as experts and not as arbitrators to resolve the computation or verification of the disputed Closing Balance Sheets entries in accordance with this agreement and otherwise where applicable in accordance with generally accepted accounting principles consistently applied.
(g) Seller and Vanguard (on behalf of Buyer) will each pay their own respective fees and expenses (including any fees and expenses of their accountants and other representatives) in connection with the resolution of disputes pursuant to this section 2.05. Notwithstanding the foregoing, the fees and expenses of any accounting firm incurred in connection with the resolution of such disputes will be paid by Seller and Vanguard (on behalf of Buyer) in proportion to the difference between the Purchase Price Adjustment determined by the accounting firm and the respective amounts of the Purchase Price Adjustment asserted by each such party at the time of the initial referral of the dispute to the accounting firm.
2.06. Prorations. At Closing, Buyer and Seller shall prorate real estate and personal property lease payments, real estate and personal property Taxes (except that no such proration of property Taxes will be necessary in respect of the transfer of property by any Seller that is a non-profit corporation that does not pay any property Taxes) and other assessments, and all other items of income and expense that are normally prorated upon a sale of assets of a going concern, if any. If any payment of Taxes made by Seller before Closing is credited against real estate Taxes for which Buyer will be liable, the amount of such credit will be applied as a credit against any prorations owing by Seller, to the extent available for offset, and any amounts not so applied will be paid to Seller by Buyer upon Buyer’s receipt of such credit.
2.07. Funding Obligations. At Closing and pursuant to the Buyer Credit Agreement VHFC shall lend to VHS2 $175,000,000 minus the (a) net book value as of the Closing Date of any long-term indebtedness of Seller that Buyer assumes at Closing, including the Imaging Notes, and capitalized lease obligations of Seller pursuant to Assumed Contracts (including the current portions thereof) and (b) the agreed value as of Closing of any other liabilities or obligations described on Schedule 2.03. At Closing, VMC shall make an equity contribution to VHS2 in cash in an amount equal to (a) 51% of (i) the Cash Portion of the Base Purchase Price minus (ii) the amount VHFC is required by the preceding sentence to lend to VHS2 at Closing, minus (b) 49% of the Credited Expenses.
2.08. VBRC II Merger with Valley Realty. Prior to Closing, VBRC shall merge (1) with and into VB Realty Corporation, which upon consummation of the merger will own only Excluded Assets (including the ownership interest in HMC Realty, LLC), and (2) with and into VBRC II, which upon consummation of the merger will own only Assets. At Closing, VBRC II shall be merged with and into Valley Realty (the “Merger”) pursuant to an agreement and plan of merger in form acceptable to Seller and Buyer, pursuant to which, effective as of the effective time and date of the Closing, (i) VBRC II shall be merged with and into Valley Realty, (ii) the name of the surviving company shall be Valley Baptist Realty Company, LLC and (iii) the operating agreement of Valley Realty shall be the operating agreement of the surviving company.

3. REPRESENTATIONS OF SELLER
Subject to the exceptions described in the Schedules, Seller makes the following representations to Buyer on and as of the date of this agreement and will be deemed to make them again at and as of the Closing Date:
3.01. Organization and Qualification. Each of VBHS, VBMC, VBMC-B, VBHH and VBMDC is a non-profit corporation duly organized and validly existing in good standing under the laws of the State of Texas. Each of VBRC, VBIH and VBMSC is a corporation duly organized and validly existing in good standing under the laws of the State of Texas. Seller is not licensed, qualified or admitted to do business in any jurisdiction other than in the State of Texas and there is no other jurisdiction in which the ownership, use or leasing of Seller’s assets or properties, or the conduct or nature of its business, makes such licensing, qualification or admission necessary.
3.02. Corporate Powers; Consents; Absence of Conflicts, Etc. Seller has the requisite power and authority to conduct its business as now being conducted, to enter into this agreement and to perform its obligations hereunder. The execution, delivery and performance by Seller of this agreement and the Closing Documents to which Seller is or becomes a party and the consummation by Seller of the transactions contemplated by this agreement:
(a) are within Seller’s powers, are not in contravention of its articles of incorporation, bylaws and other governing documents, and have been duly authorized by all appropriate corporate and shareholder or member action;
(b) do not conflict with, result in any breach or contravention of, or permit the acceleration of the maturity of, any liabilities of Seller (other than Excluded Liabilities satisfied as of the Closing Date), and do not create or permit the creation of any Encumbrance on or affecting any of the Assets;
(c) assuming the Attorney General does not object to the consummation of the transactions described herein and subject to compliance with all applicable requirements of the HSR Act with respect to the transactions contemplated by this agreement (including the expiration or termination of all waiting periods under the HSR Act), do not violate any Legal Requirement to which Seller or the Assets may be subject; and
(d) assuming the receipt of all consents set forth in Schedule 3.02, do not conflict with or result in a breach or violation of any material Contract to which Seller is a party or by which it is bound.
3.03. Binding Agreement. This agreement and each of the Closing Documents to which Seller is or becomes a party are (or upon execution will be) valid and legally binding obligations of Seller, enforceable against it in accordance with the respective terms hereof or thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other Legal Requirements affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity.

3.04. Subsidiaries and Third Party Rights. Seller holds no Investment interest in any Person involved in the ownership or operation of the Hospital Businesses or the assets and properties utilized therein, other than those Persons identified on Schedule 3.04. Schedule 3.04 indicates for each Person identified thereon whether it is currently active or inactive and whether it, together with its consolidated Subsidiaries, has total assets of $10,000 or more. Schedule 3.04 also indicates, for each Joint Venture, the percentage of the equity interests in such Joint Venture that is owned by Seller and the identity of the owning Seller. Other than each Seller and those Persons set forth on Schedule 3.04, there are no other Persons that own any interest in any of the Hospital Businesses. Golden Palms Retirement & Health Center is not actively engaged in any trade or business and does not own any Assets. There are no Contracts with or rights of any Person to acquire, directly or indirectly, any material assets, or any interest therein, including any of the Assets, other than Contracts entered into in the ordinary course of the Hospital Businesses or Contracts entered into with Vanguard or Buyer with respect to the transactions contemplated by this agreement.
3.05. Legal and Regulatory Compliance. Seller complies in all material respects with, and during the past four years has complied in all material respects with, all Legal Requirements and during the past four years has timely filed all material reports, data and other information required to be filed with Governmental Authorities. Seller has not received notice of any currently pending or threatened Proceeding against it alleging or based upon an alleged violation of any Legal Requirements. Neither Seller nor the Hospital Businesses are parties to or otherwise bound by (i) a corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services or written agreement with such Governmental Authority to establish or maintain a corporate integrity program applicable to any of the Hospital Businesses or (ii) a settlement or other agreement with any other Governmental Authority, other than participation agreements with Medicare and Medicaid, that imposes continuing obligations on any of the Hospital Businesses or contains obligations that have not been fully discharged.
3.06. Financial Statements. Attached as Schedule 3.06 are copies of the Audited Financial Statements and the Unaudited Financial Statements. The Financial Statements fairly present the financial condition and results of operations of the Hospital Businesses in all material respects as of the respective dates thereof and for the periods therein referred to, all in accordance with generally accepted accounting principles, subject, in the case of the Unaudited Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, have a Material Adverse Change) and the absence of notes (which, if presented, would not differ materially from those included in the Audited Financial Statements), and the Financial Statements reflect the consistent application of such accounting principles throughout the periods involved.
3.07. Undisclosed Liabilities. Except and to the extent accrued or disclosed in the Financial Statements, Seller does not have any liabilities or obligations of any nature whatsoever with respect to the Hospital Businesses or the Assets, due or to become due, accrued, absolute, contingent or otherwise, that are required by generally accepted accounting principles to be accrued or disclosed in audited financial statements, except for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the date of the Unaudited Financial Statements, and none of which could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change.

3.08. Recent Activities. Since August 31, 2010:
(a) no material damage, destruction or loss (whether or not covered by insurance) has occurred affecting the Assets;
(b) except in the ordinary course of the Hospital Businesses in accordance with existing Hospital personnel policies, Seller has not (i) increased or agreed to increase the compensation payable to any employees of the Hospital Businesses, (ii) agreed to make any bonus or severance payment to any of the employees of the Hospital Businesses or (iii) employed any additional management personnel in respect of the Hospital Businesses;
(c) no labor dispute, enactment of state or local law, promulgation of state or local regulation, or other event or condition has occurred materially adversely affecting any of the Hospital Businesses;
(d) Seller has not sold or factored, or agreed to sell or factor, any Accounts Receivable, and no Seller has sold, distributed or otherwise disposed of any other Assets except in the ordinary course of the Hospital Businesses and, for equipment having an original cost in excess of $25,000, with a comparable replacement thereof;
(e) no Encumbrance other than Permitted Encumbrances has been imposed on any of the Assets;
(f) Seller has not canceled or waived any material rights in respect of the Assets, except in the ordinary course of the Hospital Businesses;
(g) there has been no change in any accounting method, policy or practice of Seller with respect to the Hospital Businesses;
(h) other than compensation paid in the ordinary course of employment, Seller has not paid any amount to, sold any Assets to, or entered into any Contract with any officer, director, trustee or member of Seller, or with any Affiliate of any such Person;
(i) Seller has not paid or agreed to pay to any Person any damages, fines, penalties or other amounts in excess of $25,000 individually or $100,000 in the aggregate in respect of an actual or alleged violation of any Legal Requirement;
(j) Seller has not instituted any new, or terminated or amended any existing, Employee Benefit Plan, except for amendments required to comply with applicable Legal Requirements;

(k) Seller has not entered into or agreed to enter into any transaction outside the ordinary course of the Hospital Businesses (other than the transactions contemplated by this agreement) that may cause a liability or obligation in excess of $50,000; and
(l) No Material Adverse Change has occurred and no event or circumstance has occurred that could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change.
3.09. Accounts Receivable; Inventory.
(a) The Accounts Receivable, to the extent uncollected, are valid and existing and represent monies due for goods sold and delivered and services performed in bona fide commercial transactions, have been billed or are billable, and are not subject to any Encumbrances. Except as reflected or reserved for in the Financial Statements, no refunds, discounts or setoffs are payable or assessable with respect to the Accounts Receivable. Since August 31, 2009, Seller has not sold any Accounts Receivable, including Accounts Receivable that have been written off or fully reserved.
(b) All Assets consisting of inventory and supplies are carried at the lower of cost or market on a first-in, first-out basis and are properly stated in the Audited Financial Statements as of the dates thereof. All items of inventory and supplies are of a quality usable or saleable in the ordinary course of business, except for those items that are obsolete, below standard quality or in the process of repair and for which adequate reserves have been provided in the Financial Statements. The quantities of inventory and supplies, taken as a whole, are reasonable and justified under the normal operations of the Hospital Businesses.
3.10. Equipment. Seller has delivered to Buyer a depreciation schedule as of the date set forth therein that, to Seller’s knowledge, lists all major items of equipment associated with, or constituting any part of, the Assets. All such major items of equipment are useable for their intended purpose in the ordinary course of business and are in working condition, subject to reasonable wear and tear. All medical and leased equipment has been maintained in all material respects in accordance with manufacturer and lessor requirements, and equipment maintenance logs or journals have been maintained in all material respects in compliance with required accreditation standards.
3.11. Title to Personal Property. Seller owns and holds good and valid title to all Assets constituting personal property (other than Assets leased pursuant to Assumed Contracts), free and clear of any Encumbrances other than the Encumbrances described on Schedule 3.11. At Closing, Seller will convey to Buyer good and valid title to all Assets constituting personal property (other than Assets leased pursuant to Assumed Contracts), free and clear of any Encumbrances other than the Permitted Personal Property Encumbrances.
3.12. Owned Real Property.
(a) Seller owns fee simple title to the Owned Real Property, free and clear of any Encumbrances other than the Encumbrances described on Schedule 3.12(a). The Owned Real Property described on Schedule 2.01(a) comprises all of the real property owned by Seller that is associated with or employed in the operation of the Hospital Businesses. At Closing, Seller will convey to Buyer good and indefeasible fee simple title to all Owned Real Property, free and clear of any Encumbrances other than the Permitted Real Property Encumbrances.

(b) No Seller has received notice of condemnation or similar Proceedings relating to the Owned Real Property or any part thereof.
(c) The buildings standing on the Owned Real Property are in a state of good condition and repair, are structurally sound, and in need of no material maintenance or repairs except for ordinary, routine maintenance. To Seller’s knowledge, all essential utilities (including water, sewer, gas, electricity and telephone service) are available to the Owned Real Property and, to Seller’s knowledge, no conditions exist that are reasonably likely to result in the termination or reduction of the current access from the Owned Real Property to existing roadways. No part of the Owned Real Property contains, is located within or abuts any flood plain, navigable water or other body of water, tideland, wetland, marshland or other area that is subject to special State, federal or municipal regulation, control or protection (other than Legal Requirements pertaining to zoning or other land use restrictions customarily applicable to all real estate within the applicable jurisdiction).
(d) Except for tenants in possession of the Owned Real Property under Contracts described on Schedule 3.18, no Person other than Seller possesses, or claims possession of, adverse or not, any Owned Real Property, whether as lessee, tenant at sufferance, trespasser or otherwise. No tenant is entitled to any rebate, concession, or free rent, other than as reflected in the Contract with such tenant; no commitments have been made to any Tenant for repairs or improvements other than for normal repairs and maintenance in the future or improvements required by the tenant Contract; and no rents due under any of the Contracts with tenants have been assigned or hypothecated to, or encumbered by, any Person. All material obligations of Seller as landlord required to be performed under each of the tenant Contracts on or prior to the date of this agreement have been performed.
3.13. Environmental Matters and Medical Waste.
(a) Seller has all Permits required under applicable Environmental Laws, and all such Permits are listed on Schedule 2.01(g). No Environmental Claim is pending or to Seller’s knowledge threatened by any Person against Seller or any other Person the liability for which Seller has retained or assumed, either contractually or by operation of law. To Seller’s knowledge, no activities, circumstances, conditions, events or incidents, including the release, emission, discharge or disposal of any Materials of Environmental Concern, have occurred that could reasonably be expected to form the basis of any Environmental Claim by any Person against Seller or any other Person the liability for which Seller has retained or assumed, either contractually or by operation of law.
(b) Without in any way limiting the generality of the foregoing, (i) all on-site and, to Seller’s knowledge, off-site locations where Seller stores, disposes or arranges for the disposal of Materials of Environmental Concern for the Hospital Businesses are identified on Schedule 3.13(b), (ii) all Contracts dealing with the removal, storage, disposal and handling of Materials of Environmental Concern of the Hospital Businesses are with vendors who are, to Seller’s knowledge, properly licensed, (iii) all underground storage tanks, and the capacity and contents of such tanks, located on Owned Real Property are identified on Schedule 3.13(b), (iv) no asbestos is contained in or forms part of any building, building component, structure or office space owned or leased by Seller and used in the conduct of the Hospital Businesses, and (v) no polychlorinated biphenyls are used or stored at any Owned Real Property.

(c) Seller and the Hospital Businesses have complied in all material respects with all Medical Waste Laws.
3.14. Intellectual Properties and Information Systems. Seller owns or is licensed to use, free and clear of royalty and other payment obligations, claims of infringement or other Encumbrances, each of the Intellectual Properties and the Information Systems. Seller is not, in any material respect, in conflict with or in violation or infringement of, and has not received any notice alleging any conflict with or violation or infringement of, any rights of any other Person with respect to any such Intellectual Properties or Information Systems. To Seller’s knowledge, no other Person is in conflict with or in violation or infringement of Seller’s rights in such Intellectual Properties or Information Systems. Schedule 3.14 identifies those Intellectual Properties and Information Systems used in the conduct of the Hospital Businesses that are owned by or licensed directly to Seller (other than the Intellectual Properties and Information Systems owned by Seller, for which no copyright registration or application has been made and none of which is, individually or in the aggregate, material to the Hospital Businesses) and those Intellectual Properties and Information Systems that are owned by or licensed to third parties who provide information technology services to Seller pursuant to Contracts described in section 3.18(c).
3.15. Insurance. Schedule 3.15 describes all insurance arrangements, including self-insurance, in place for the benefit of the Assets and the conduct of the Hospital Businesses (other than Current Seller Plans described in Schedule 3.22). With respect to third party insurance, Schedule 3.15 sets forth the name of each insurer, whether such insurer is an Affiliate of Seller, and the number, coverage, limits, term and premium for each policy of insurance purchased or held by Seller covering the ownership and operation of the Assets and the Hospital Businesses. All of such policies are now, and until Closing Seller will use all commercially reasonable efforts to cause such policies to remain, valid, outstanding, in full force and effect, and enforceable with no premium arrearages. Since August 31, 2008, Seller has not been denied, or reduced or requested a reduction in the scope or amount of, any insurance or indemnity bond coverage. No insurance carrier has canceled or reduced, or given written notice of its intention to cancel or reduce, any insurance coverage and, to Seller’s knowledge, there exist no reasonable grounds to cancel or avoid any such policies or the coverage provided thereby. Seller has provided to Buyer copies of all such policies and endorsements thereto. Since August 31, 2008, Seller has not made any claims against any excess insurance coverage set forth on Schedule 3.15 or any predecessor excess insurance policies applicable during such time period.

3.16. Permits. Schedule 2.01(g) describes all material Permits relating to the ownership of the Assets and the conduct of the Hospital Businesses, all of which, to Seller’s knowledge, are in good standing and not subject to meritorious challenge. Seller has not received any written notice from any Governmental Authority relating to the threatened, pending or possible revocation, termination, suspension or limitation of any of such material Permits. Each of the Hospitals is duly licensed as an acute care hospital by the appropriate state agencies, and all departments or other business units that are required to be separately licensed are duly licensed by the appropriate state agencies. Valley Baptist Medical Center is licensed by the Texas Department of State Health Services for 586 beds and Valley Baptist Medical Center — Brownsville is licensed by the Texas Department of State Health Services for 280 beds. The Hospital Businesses and licensed departments or business units comply in all material respects with the applicable licensing requirements. The LVN School is exempt from the application of Chapter 132 by virtue of the fact that it is a non-profit school owned, controlled, operated, and conducted by a bona fide religious, denominational, eleemosynary, or similar public institution exempt from property taxation under the Legal Requirements of the State of Texas. Seller has provided or otherwise made available to Buyer (i) complete and accurate copies of the latest Joint Commission, Centers for Medicare & Medicaid Services, Texas Department of State Health Services licensure/survey and/or fire marshal reports of the Hospital Businesses and plans of correction or responses thereto, (ii) a list and description of any events during the three years immediately preceding the date of this agreement at the Hospitals that constitute “sentinel events,” as defined by the Joint Commission, if any, and (iii) documentation created, prepared and/or produced by the Hospitals to satisfy Joint Commission requirements relating to addressing such sentinel events. The Hospitals have taken or are taking all reasonable steps to correct all material deficiencies noted therein.
3.17. Government Payment Programs; Accreditation. Each of the Hospitals has a current and valid provider Contract with the Government Payment Programs and/or their fiscal intermediaries, administrative contractors or paying agents and complies in all material respects with the conditions of participation therein. Each of the Hospitals is entitled to receive and is receiving payment under the Government Payment Programs for services rendered to qualified beneficiaries and, to Seller’s knowledge, is not subject to any withholds or offsets in respect thereof. Seller has timely filed all Cost Reports due for Cost Report periods through August 31, 2010, and Cost Reports have been audited and notices of program reimbursement have been issued for all Cost Report periods through August 31, 2007. All amounts shown as due from Seller in the Cost Reports were remitted with such reports and all amounts shown in the notices of program reimbursement as due have been paid. Except to the extent liabilities and contractual adjustments of the Hospital under the Government Payment Programs have been properly reflected and adequately reserved in the Financial Statements in the ordinary course of business, the Hospital has not received or submitted any claim for payment in excess of the amount provided by Legal Requirements or applicable Contract and Seller has not received notice of any dispute or claim by any Governmental Authority, fiscal intermediary or other Person regarding the Government Payment Programs or the Hospital’s participation therein that remains outstanding or unresolved. Each of the Hospitals is duly accredited by the Joint Commission and Seller’s certification for participation in the Medicare program is based on such Joint Commission accreditation. Seller has delivered to Buyer copies of the most recent accreditation survey reports, deficiency lists, statements of deficiency, and plans of correction. Seller has taken or is taking all reasonable steps to correct all material deficiencies noted therein.

3.18. Agreements and Commitments. Schedule 3.18 identifies and sets forth certain information regarding Contracts related to the Hospital Businesses in the categories below:
(a) Contracts that relate to the ownership or use of, title to or interest in Owned Real Property or Leased Real Property;
(b) Contracts with (i) a physician or physician group, (ii) an Immediate Family Member of a physician on the medical staff of any Hospital, but only to the extent that Seller has knowledge of the familial relationship with such physician or (iii) any Person that provides marketing services for Seller;
(c) Contracts relating to Intellectual Properties and Information Systems;
(d) collective bargaining agreements or other Contracts with labor unions or other employee representatives or groups;
(e) Contracts with directors, trustees, officers or employees of Seller;
(f) requirements or exclusive Contracts and Contracts that prohibit or limit competition or the conduct by Seller or any Subsidiary of any lawful business;
(g) Contracts with any health plan, health provider, independent practice association or similar Person providing for capitation or risk-sharing arrangements;
(h) Contracts relating to the administration, operation or funding of any Employee Benefit Plan;
(i) Contracts between Seller and any of the Joint Ventures;
(j) equipment and other leases that are capital leases; and
(k) all other Contracts which require payment by Seller of amounts in excess of $100,000 after the date of this agreement, unless (i) the Contract is terminable at any time by the Seller party thereto without cause (and without payment of a penalty or other termination fee) by no later than the date which is 12 months after the date of this agreement and (ii) the amount payable under the Contract during such 12-month period would not exceed $100,000.
3.19. The Assumed Contracts. With respect to the Assumed Contracts listed on Schedule 2.01(f):
(a) the Assumed Contracts constitute lawful, valid and legally binding obligations of Seller and, to Seller’s knowledge, each other party thereto and are enforceable against Seller and, to Seller’s knowledge, against each other party thereto, in accordance with their terms;

(b) each Assumed Contract (together with all amendments and supplements thereto listed on Schedule 2.01(f)) is in full force and effect and constitutes the entire agreement by and between the parties thereto;
(c) in all material respects, all obligations required to be performed under the Assumed Contracts by Seller, and, to Seller’s knowledge, each other party thereto, on or before the date of this agreement have been performed, and no event has occurred or failed to occur that constitutes, or with the giving of notice, the lapse of time or both would constitute, a default by Seller under the Assumed Contracts;
(d) no Assumed Contract contains a prohibition on competition by Seller or any Subsidiary or otherwise restricts the ability of Seller or any Subsidiary to engage in any lawful business after Closing; and
(e) the assignment of any Assumed Contract to and assumption of such Assumed Contract by Buyer will not give a third party the right to terminate such Contract, or result in the payment of any penalty or premium to, or change in the rights, remedies, benefits or obligations of, any party thereunder.
3.20. Transactions with Affiliates. Since August 31, 2010, Seller has not purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or lent or advanced any money to, or borrowed any money from, or acquired any capital stock, obligations or securities of, or made any management consulting or similar fee agreement with any officer, director or trustee of Seller or of any Affiliate of Seller except upon terms that would have been paid or received by Seller in similar transactions with independent parties negotiated at arm’s length.
3.21. Employees and Employee Relations.
(a) Seller has delivered to Buyer (i) a list (as of the date set forth therein) of names, positions, current annual salaries or wage rates, target or actual bonuses, other compensation arrangements, and paid time off or extended illness bank credits of all full-time and part-time non-physician employees of Seller working at the Hospital Businesses (indicating in the list whether each employee is classified as exempt or nonexempt by Seller), and (ii) a separate list (as of the date set forth therein) of names, positions, current annual salaries or wage rates, target or actual bonuses, other compensation arrangements, and paid time off or extended illness bank credits of all full-time and part-time physician employees of Seller and its Affiliates working at the Hospital Businesses (indicating in both lists whether each employee is part-time or full-time, whether such employee is employed under written Contract, the immigration status of any such employee who is eligible for employment based solely on a temporary work permit and, if such employee is not actively at work, the reason therefor).
(b) All employees, former employees (whose employment terminated within the three months preceding the date of this agreement) and independent contractors of Seller have been properly classified as such for all purposes under the Code and ERISA and have been properly classified as exempt or nonexempt under the Fair Labor Standards Act and any applicable state law equivalent.

(c) No employee strike, work stoppage or slowdown, labor dispute, grievance or unfair labor practice at the Hospital Businesses is pending or to Seller’s knowledge threatened. No employees of Seller are represented by, or have made demand for recognition of, a labor union or employee organization, and, to Seller’s knowledge, no other union organizing or collective bargaining activities by or with respect to any employees of Seller are taking place. No complaint, charge or claim is pending, or to Seller’s knowledge threatened to be brought or filed, with any Governmental Authority or arbitrator relating to the employment or termination of employment of any individual by Seller or the Hospital Businesses.
(d) All necessary visa or work authorization petitions have been timely and properly filed on behalf of any employees of the Hospital Businesses requiring a visa stamp, I-94 status document, employment authorization document or other immigration document to legally work in the United States, and all paperwork retention requirements with respect to such applications and petitions have been met. No employee of the Hospital Businesses who is a foreign national has ever worked without employment authorization from the Department of Homeland Security or any other Government Authority that must authorize such employment and Seller has complied with applicable immigration laws with respect to the employment of foreign nationals. Seller has timely and properly completed I-9 forms for all employees hired since the effective date of the Immigration Reform and Control Act of 1986 and has lawfully retained and re-verified all such I-9 forms. There are no Proceedings pending or, to Seller’s knowledge, threatened against Seller relating to Seller’s compliance with federal immigration regulations, including compliance with federal immigration laws. No Seller has received any letters from the Social Security Administration regarding the failure of an employee’s social security number to match his or her name in the Social Security Administration database and no Seller has received any letters or other correspondence from the Department of Homeland Security or other Governmental Authorities regarding the employment authorization of any employees of such Seller. If Seller operates in a state or has contracts with a Governmental Authority that requires or provides a safe harbor if an employer participates in the Department of Homeland Security’s e-Verify electronic employment verification system, such Seller has been participating in e-Verify for the entire period such participation has been required or available as a safe harbor or as long as such Seller has been operating in such state or contracting with such Governmental Authority.
3.22. Employee Benefit Plans.
(a) Schedule 3.22 lists each Employee Benefit Plan that Seller or any member of the Controlled Group that includes Seller maintains or to which it contributes (including employee elective deferrals), in each case as of the date of this agreement (each, a “Current Seller Plan”).

(b) Each Current Seller Plan (and related trust, insurance contract or fund) complies in form and in operation in all material respects with applicable Legal Requirements, and has been administered and operated in all material respects in accordance with the terms of the plan and applicable Legal Requirements. All required reports and descriptions (including form 5500 annual reports, summary annual reports and summary plan descriptions) have been filed or distributed appropriately with respect to each Current Seller Plan. Seller has delivered to Buyer copies of the plan documents and summary plan descriptions, most recent determination letters received from the Internal Revenue Service, most recent form 5500 annual report, and all related trust, insurance and funding Contracts that implement each Current Seller Plan. No Governmental Authority has audited any Current Seller Plan or any other Employee Benefit Plan that Seller or any member of the Controlled Group that includes Seller has maintained, or to which it has contributed or been required to contribute, in each case during the five (5) years preceding the date of this agreement (each, a “Prior Seller Plan”), during the five (5) years preceding the date of this agreement and Seller has not received any notice that such an audit will or may be conducted.
(c) Each Current Seller Plan that is an Employee Pension Benefit Plan intended to be qualified under section 401(a) of the Code has a current favorable determination letter or opinion or approval letter from the Internal Revenue Service that the plan is so qualified and its trust is exempt from federal income taxation under section 501(a) of the Code, or the remedial amendment period for such Employee Pension Benefit Plan to be submitted to the Internal Revenue Service for such a determination letter or opinion or approval letter has not yet expired. All contributions (including employer contributions and employee salary reduction contributions) to each such Employee Pension Benefit Plan that are required to be paid have been paid, and all Seller contributions in respect of periods ending on the Closing Date will be accrued on the Closing Balance Sheets.
(d) The requirements of part 6 of subtitle B of Title I of ERISA and of section 4980B of the Code have been met with respect to each Current Seller Plan that is an Employee Welfare Benefit Plan, and all premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Welfare Benefit Plan.
(e) To Seller’s knowledge, there have been no “prohibited transactions,” as defined in section 406 of ERISA and section 4975 of the Code, with respect to any Current Seller Plan that would subject Seller or any member of the Controlled Group that includes Seller to any liability. No ERISA Fiduciary has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Current Seller Plan. No Proceeding with respect to the administration or the investment of the assets of any Current Seller Plan (other than routine claims for benefits) is pending or to Seller’s knowledge threatened and to Seller’s knowledge there exists no basis for any such Proceeding. No “party in interest” (as defined in section 3(14) of ERISA) and no “disqualified person” (as defined in the Code) has any interest in any assets of any Current Seller Plan that is an Employee Benefit Pension Plan other than as a beneficiary by virtue of such Person’s participation in the plan.

(f) No Current Seller Plan that is an Employee Pension Benefit Plan has been completely or partially terminated or the subject of a Reportable Event, and no Proceeding by the PBGC to terminate any such Employee Pension Benefit Plan has been instituted or to Seller’s knowledge threatened. No Seller has incurred, and to Seller’s knowledge no Seller will incur, any material liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) or under the Code with respect to any Current Seller Plan or Prior Seller Plan that is or was an Employee Pension Benefit Plan.
(g) No Seller, and no member of the Controlled Group that includes Seller, contributes to, ever has contributed to, or ever has been required to contribute to any Multiple Employer Plan or any Multiemployer Plan or has any liability (including withdrawal liability) under any Multiple Employer Plan or any Multiemployer Plan. No Seller, and no member of the Controlled Group that includes Seller, maintains or contributes, ever has maintained or contributed, or ever has been required to maintain or contribute to any Employee Welfare Benefit Plan providing medical, health or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with section 4980B of the Code).
(h) No Current Seller Plan is a “defined benefit plan” within the meaning of section 3(35) of ERISA.
3.23. Proceedings and Claims. Schedule 3.23 contains a list and summary description of each Proceeding and claim (including qui tam Proceedings and claims) pending or, to Seller’s knowledge, threatened against Seller or any Subsidiary (together with the reserve amount, if any, included in the Financial Statements for each uninsured Proceeding or claim). All such Proceedings and claims are or will be fully insured (except for applicable deductibles or self-insurance retentions) and no carrier has issued a “reservation of rights” letter or otherwise denied its obligation to insure and defend Seller against covered Losses arising therefrom. None of the Proceedings or claims described on Schedule 3.23, if determined adverse to Seller, could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Change.
3.24. Taxes.
(a) Each Seller has filed all Tax Returns required to be filed by or on behalf of such Seller on or prior to the date of this agreement, all such Tax Returns are accurate in all material respects, and such Seller has duly paid or made provision in the Financial Statements for the payment of all Taxes shown as due and payable on such Tax Returns. Schedule 3.24 lists all federal, state, local and foreign income Tax Returns filed with respect to Valley Baptist Investment Holdings, Inc. and its Subsidiaries for the last three complete fiscal years and for the current year-to-date, and indicates those Tax Returns that have been audited and those that currently are the subject of audit or that have not been audited.

(b) Seller has withheld proper amounts from its employees’ compensation in compliance with all applicable withholding and similar provisions of the Code and any and all other applicable Legal Requirements, and has withheld and paid, or caused to be withheld and paid, all Taxes on monies paid by it to independent contractors, creditors and other Persons for which withholding or payment is required by Legal Requirements.
(c) To Seller’s knowledge, no Governmental Authority intends to assess any additional Taxes on any Seller for any period for which Tax Returns have been filed. No Governmental Authority has disputed in writing any Tax liability of Seller. No claim has ever been made by a Governmental Authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to Tax in that jurisdiction and no Encumbrances have arisen against any Seller or its assets in connection with any failure (or alleged failure) of Seller to pay any Tax that is due and payable.
(d) No waiver of a statute of limitations in respect of Taxes or agreement to extend the time with respect to a Tax assessment or deficiency is currently in effect, in each case with respect to Seller.
(e) Seller is not a party to any Tax allocation or sharing Contract. Seller is not and has not been a member of an Affiliated Group filing a consolidated federal income Tax Return.
(f) Each Seller that is a corporation exempt from federal and state income Tax has received a favorable letter of determination from the Internal Revenue Service and the State of Texas regarding such Tax status and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such exemption.
(g) No Seller has any liability for the Taxes of any other Person (other than another Seller under Internal Revenue Service regulation 1.1502-6), as a transferee or successor, by Contract or otherwise.
3.25. Medical Staff; Physician Relations. Seller has delivered to Buyer copies of the bylaws, policies, rules and regulations of the medical staff and medical executive committees of the Hospitals. Seller has also delivered to Buyer a list, current as of the date of this agreement, that sets forth (i) the name and age of each member of the medical staff of the Hospital (active, associate, consulting, courtesy or other), (ii) the degree (M.D., D.O., etc.), title, specialty and board certification, if any, of each Hospital medical staff member, (iii) the names of Hospital medical staff members (current and former) in respect of whom Seller has made a report to the National Practitioners Data Bank during the last three years, and (iv) the number of current medical staff members of the Hospital in respect of whom any committee of the medical staff of the Hospital has recommended adverse action with respect to any member of the medical staff of the Hospital that is not yet final. No material disputes between Seller and any Hospital medical staff members are pending or to Seller’s knowledge threatened and all appeal periods in respect of any medical staff member against whom an adverse action has been taken by Seller have expired. No member of the medical staff of the Hospital has been excluded from participation in any Government Payment Program.

3.26. Restricted Assets. Except for the Prior Donations and Current Donations described on Schedule 5.28, none of the Assets is subject to any liability in respect of funds received by any Person for the purchase, improvement or use of any of the Assets or the conduct of the Hospital Businesses under restricted or conditioned grants or donations, including monies received under the Hill-Burton Act.
3.27. Brokers and Finders. Neither Seller nor the Foundation, nor any Affiliate, officer, trustee, director, employee or agent acting on behalf thereof, has engaged any finder or broker in connection with the transactions contemplated hereunder.
3.28. Payments. None of the Hospitals has made any request for payment from a Government Payment Program in respect of healthcare services furnished by or directed or prescribed by any physician or other Person who at such time was excluded from participation in such Government Payment Program. Seller has not, directly or indirectly, paid or delivered, or agreed to pay or deliver, any money or item of property, however characterized, to any Person in violation of any Legal Requirement. Neither Seller, nor any officer, director or trustee of Seller, has received or will receive as a result of the consummation of the transaction contemplated by this agreement any rebate, kickback or other improper or illegal payment from any Person with whom Seller conducts or has conducted any of the Hospital Businesses.
3.29. Solvency. As of immediately after Closing, Seller will not, as a result of the transactions contemplated by this agreement, be rendered insolvent or otherwise unable to pay its debts as they become due. Seller has no intention of filing a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee of all or any portion of Seller’s property and, to Seller’s knowledge, no other Person has filed or threatened to file such a petition against Seller.
3.30. Transferring Subsidiaries, Non-Profit Corporations and Joint Ventures.
(a) Each Transferring Subsidiary (other than VBIC) is a limited liability company duly organized under the laws of the State of Texas with full limited liability company power to carry on its business as it is now being conducted. Each of the Transferring Subsidiaries is duly licensed, qualified or admitted to do business and is in good standing in the State of Texas, which is the only jurisdiction in which the ownership, use or leasing of their respective assets or properties, or the conduct or nature of their respective businesses, makes such licensing, qualification or admission necessary. All of the issued and outstanding shares of capital stock, membership interests or partnership interests of the Transferring Subsidiaries are owned by a Seller or another Transferring Subsidiary as specified on Schedule 3.30(a). All outstanding shares of capital stock, membership interests or partnership interests of the Transferring Subsidiaries have been duly and validly authorized, and are validly issued and outstanding and fully paid and non-assessable. There are no outstanding rights (including, without limitation, preemptive rights), options, warrants or agreements for the transfer by Seller of any shares of capital stock, membership interests or partnership interests of the Transferring Subsidiaries and no authorization for any such rights, options, warrants or agreements has been given. Seller has delivered to Buyer copies of the articles of incorporation or certificate of formation, bylaws, operating agreement, limited partnership agreement and other agreements, instruments and documents relating to the creation, ownership and governance of the Transferring Subsidiaries and has provided to Buyer copies of or access to the minute books of the Transferring Subsidiaries.

(b) VBIC is a domestic insurance company duly organized and validly existing in good standing under the laws of the State of Texas with full corporate power to carry on its business as it is now being conducted. VBIC is duly licensed, qualified or admitted to do business in the State of Texas, which is the only jurisdiction in which the ownership, use or leasing of its assets or properties, or the conduct or nature of its business, makes such licensing, qualification or admission necessary. All of the issued and outstanding shares of capital stock of VBIC are owned by VBIH, have been duly and validly authorized, and are validly issued and outstanding and fully paid and non-assessable. There are 750,000 shares of common stock of VBIC outstanding, par value $1.00 per share, and no other classes of capital stock authorized, issued or outstanding, and VBIC holds no treasury shares. There are no outstanding rights (including, without limitation, preemptive rights), options, warrants or agreements for the transfer by VBIH of any shares of capital stock of VBIC and no authorization for any such rights, options, warrants or agreements has been given. Seller has delivered to Buyer copies of the articles of incorporation, bylaws and other agreements, instruments and documents relating to the creation, ownership and governance of VBIC, and has provided to Buyer copies of or access to the minute books of VBIC.
(c) Each Non-Profit Corporation is a nonprofit corporation duly organized and validly existing in good standing under the laws of the State of Texas with full corporate power to carry on its business as it is now being conducted. Each Non-Profit Corporation is organized and operated as a health organization described in section 162.001(b) of the Texas Medical Practice Act and meets the qualifications for certification contained in the rules promulgated by the Texas State Board of Medical Examiners “Certification of Non-Profit Health Organizations,” 22 Texas Administrative Code §§ 171.1 — 177.15. Each Non-Profit Corporation is qualified or admitted to do business and is in good standing in the State of Texas, which is the only jurisdiction in which the ownership, use or leasing of their respective assets or properties, or the conduct or nature of their respective businesses, makes such qualification or admission necessary. VBMC is the sole member of Harlingen Physician Network, Inc. and Valley Health Care Network. VBHH is the sole member of Rio Grande Valley Indigent Health Care Corporation. Seller has delivered to Buyer copies of the articles of incorporation and bylaws and other agreements, instruments and documents related to the creation and governance of the Non-Profit Corporations, and has provided to Buyer copies of or access to the minute books of the Non-Profit Corporations.

(d) Each Joint Venture that is a limited liability company (other than Amedisys Valley Texas, LLC, Churchill Dialysis, LLC and Odyssey HealthCare of South Texas, LLC) is organized as a limited liability company formed under the laws of the State of Texas with full limited liability company power to carry on its business as it is now being conducted. Each of Amedisys Valley Texas, LLC, Churchill Dialysis, LLC and Odyssey HealthCare of South Texas, LLC is organized as a limited liability company formed under the laws of the State of Delaware with full limited liability company power to carry on its business as it is now being conducted. Each Joint Venture that is a limited partnership is organized as a limited partnership formed under the laws of the State of Texas. Each of the Joint Ventures is duly licensed, qualified or admitted to do business and is in good standing in the State of Texas, which is the only jurisdiction in which the ownership, use or leasing of their respective assets or properties, or the conduct or nature of their respective businesses, makes such licensing, qualification or admission necessary. The percentage interests of each Seller and/or Transferring Subsidiary in the capital and profits of the Joint Ventures are specified on Schedule 3.30(d) and, except as set forth in the operating agreements or limited partnership agreements of the Joint Ventures, the transfers to Buyer of the membership interests or partnership interests in the Joint Ventures are not subject to any preemptive rights or third party approvals. Seller has delivered to Buyer copies of the certificate of formation, limited partnership agreement, operating agreement and other agreements, instruments and documents relating to the creation, ownership and governance of the Joint Ventures, and has provided to Buyer copies of or access to the minute books of the Joint Ventures, to the extent within Seller’s possession or control.
3.31. Joint Venture Partnerships.
(a) Prior to the date of this agreement, Seller has acquired the business and all or substantially all of the assets of each of the Imaging Partnerships. As of the date of such acquisition, (i) each physician partner of the Imaging Partnerships was duly licensed to practice medicine in the State of Texas and either board certified or board eligible in the medical specialty of radiology and (ii) all services and procedures provided at the imaging centers operated by the Imaging Partnerships consisted of diagnostic radiology procedures, not interventional imaging procedures constituting “designated health services” under the Stark law (42 U.S.C. § 1395nn) and regulations promulgated thereunder, and were at all times provided in accordance with applicable Legal Requirements relating to claims payment with respect to any federal or state health care program or private insurer, including the federal anti-kickback statute (42 U.S.C. § 1320a-7b(b)), the Stark law, and regulations promulgated thereunder.
(b) Seller has previously made available to Buyer a complete and accurate list of each Person who owns or holds, beneficially or of record, any equity or other ownership interest in VBOA ASC Partners, L.P., together with such Person’s class and percentage interests in the partnership and the number of units owned or held. All limited partnership interests in VBOA ASC Partners, L.P. were issued pursuant to exemptions from the Securities Act of 1933, as amended, and regulations thereunder, are duly authorized, validly issued, fully paid and non-assessable. All services and procedures provided at the surgery center operated by VBOA ASC Partners, L.P. are and at all times have been provided in accordance with applicable Legal Requirements relating to claims payment with respect to any federal or state health care program or private insurer, including the federal anti-kickback statute (42 U.S.C. § 1320a-7b(b)), and the Stark law (42 U.S.C. § 1395nn), and regulations promulgated thereunder. The surgery center was organized and is operated by VBOA ASC Partners, L.P. in a manner that is intended to comply with the final safe harbor for investments published on November 19, 1999, by the Office of the Inspector General of the

Department of Health and Human Services. With respect to VBOA ASC Partners, L.P., physician investors were chosen from the community without regard to the volume or value of potential referrals. No Transferring Subsidiary’s capital contribution to VBOA ASC Partners, L.P. was in the form of a loan from Seller or any Subsidiary of Seller. No physician partner in VBOA ASC Partners, L.P. was given the opportunity to acquire a larger percentage interest in VBOA ASC Partners, L.P. than the other physician partners because of that surgeon’s anticipated volume or value of potential referrals. Seller has also previously made available to Buyer a list of former partners of VBOA ASC Partners, L.P. who have sold or have otherwise had their partnership interests in VBOA ASC Partners, L.P. repurchased, including the sale or repurchase price, the reasons for the sale or repurchase (if known), and the mechanism or methodology by which the sale or repurchase price was determined (if known). Seller has also previously made available to Buyer a list of physician partners who purchased or otherwise acquired some or all of their partnership interests in VBOA ASC Partners, L.P. after the original syndication, including the purchase price, the reasons for the new or additional purchase (if known), and the mechanism or methodology by which the purchase price was determined (if known).
3.32. Insurance Representations. VBIC is licensed as an accident and health insurance company and a Health Maintenance Organization offering a Basic Health Care Senior Plan by the Texas Department of Insurance, and has complied (except as described in the quality compliance audits and corrective action plans described in the immediately following sentence) and currently complies in all material respects with the capital, surplus, minimum reserve, liquidity and other requirements of the insurance laws of the State of Texas and the Texas Department of Insurance applicable to the conduct of VBIC’s business, and with prudent actuarial practices. Seller has delivered to Buyer copies of the audited financial statements of VBIC for each of the five most recent fiscal years ended prior to the date hereof and copies of all quality compliance audits conducted since May 1, 2006 and all annual reports of financial condition and other reports (including any corrective action plans) submitted to the Texas Department of Insurance since May 1, 2006.
3.33. Operation of the Hospital Businesses. The Assets, together with the Excluded Assets, constitute all assets, properties, goodwill and businesses necessary to operate the Hospital Businesses in all material respects in the manner in which they have been operated since August 31, 2009, except for property, plant and equipment sold or disposed of since such date in the ordinary course of business. Schedule 3.33 sets forth a list of the ten largest non-governmental payors of the Hospital Businesses, determined on the basis of net patient revenues from services provided during the fiscal year ended August 31, 2010. Since August 31, 2010, no payor listed on Schedule 3.33 has terminated its contract with or materially reduced reimbursement rates to, or has notified Seller in writing of its determination to terminate its contract with or to materially reduce reimbursement rates to, the Hospitals.
3.34. Liabilities of VBRC II. As of the Closing, VBRC II will have no liabilities or obligations of any nature whatsoever, due or to become due, accrued, absolute, contingent or otherwise, except for (a) liabilities and obligations arising under this agreement and the Closing Documents to which it will be a party, (b) liabilities and obligations of VBRC that constitute Assumed Liabilities and (c) other immaterial liabilities and obligations incurred in the ordinary course of organizing VBRC II and merging it with VBRC.

3.35. Full Disclosure. The representations of Seller in this agreement and the Schedules do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION (INCLUDING THE ENVIRONMENTAL CONDITION), VALUE OR QUALITY OF THE ASSETS OR THE HOSPITAL BUSINESSES, AND ALL SUCH REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING AND EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER ALSO HEREBY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” AT THE EFFECTIVE TIME, AND IN THEIR CONDITION AT SUCH TIME.
4. REPRESENTATIONS OF VANGUARD, VMC AND BUYER
Vanguard, VMC and Buyer make the following representations to Seller on and as of the date of this agreement and will be deemed to make them again at and as of the Closing Date:
4.01. Organization. Each of Vanguard and VMC is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Delaware. Each Buyer is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Delaware. Buyer is, or by Closing will be, qualified to do business in the State of Texas. VHS2 is a wholly-owned Subsidiary of VMC, which is a direct wholly-owned subsidiary of VHFC and an indirect wholly-owned subsidiary of Vanguard. VHS-H, VHS-B, Valley Holdings and Valley Realty are wholly-owned Subsidiaries of VHS2. Each of Vanguard, VMC and Buyer has full power and authority to own, lease and operate its properties and to conduct its business as presently conducted and as proposed to be conducted immediately following the consummation of the transactions contemplated by this agreement. No Buyer other than VHFC has conducted any business prior to the date of this agreement and no Buyer other than VHFC will conduct any business, other than in contemplation of the consummation of the transactions contemplated by this agreement prior to the Closing.
4.02. Power and Authority; Due Authorization. Each of Vanguard, VMC and Buyer has full power and authority to (a) execute and deliver this agreement and the Closing Documents to which it will be a party, (b) perform its obligations under this agreement and such Closing Documents and (c) consummate the transactions contemplated by this agreement. The execution and delivery by each of Vanguard, VMC and Buyer of this agreement and the Closing Documents to which it will be a party, the performance by each of Vanguard, VMC and Buyer of its respective obligations under this agreement and such Closing Documents, and the consummation by each of Vanguard, VMC and Buyer of the transactions contemplated by this agreement have been duly authorized on behalf of such Person by all necessary corporate or limited liability company action.

4.03. Consents; Absence of Conflicts, Etc. The execution, delivery and performance by Vanguard, VMC and Buyer of this agreement and by each of Vanguard, VMC and Buyer of the Closing Documents to which it becomes a party at the Closing, and the consummation of the transactions contemplated by this agreement:
(a) are within its corporate powers, are not in contravention of its certificates of incorporation or formation and bylaws or operating agreement, and have been approved by all required corporate and shareholder or member action;
(b) do not violate any Legal Requirement to which it is subject; and
(c) do not conflict with, result in a breach or violation of or require any consent to be obtained or notice to be given under any material agreement to which it is a party or by which it is bound.
4.04. Due Execution; Binding Agreement. This agreement has been duly and validly executed and delivered by Vanguard, VMC and Buyer. Each Closing Document to which Vanguard, VMC or Buyer will be a party will be duly and validly executed and delivered by such Person at the Closing. This agreement constitutes, and each of the Closing Documents to which Vanguard, VMC or Buyer will be a party will constitute (upon execution and delivery thereof by such Person at the Closing), the valid and legally binding obligations of each of Vanguard, VMC and Buyer that is or will be party thereto, enforceable against it in accordance with the terms hereof and thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other Legal Requirements affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity.
4.05. Governmental Consents. Except as contemplated by section 5.31 with respect to the Insurance Approvals, Buyer is not aware of any consent, approval, license or other authorization from any Governmental Authority that it will not obtain prior to Closing, which failure to obtain would prevent the consummation of the transactions contemplated by this agreement.
4.06. Legal Compliance. Each of Vanguard, VMC and Buyer complies in all material respects with, and during the past four years has complied in all material respects with, all Legal Requirements and during the past four years has timely filed all material reports, data and other information required to be filed with Governmental Authorities.
4.07. Proceedings. No order is in effect, and no Proceeding is pending or has been threatened in writing, against Vanguard, VMC or Buyer that, individually or in the aggregate, could reasonably be expected to (a) prevent, enjoin or materially alter or delay the consummation of the transactions contemplated by this agreement, (b) impose any material liability or obligation on Buyer or any portion of the Hospital Businesses at the Closing or (c) at or following the Closing, impose any material liability or obligation on the Hospital Businesses (or the conduct thereof) or impose any Encumbrance on any of the Assets.

4.08. Availability of Funds. Vanguard, VMC and Buyer have the ability to obtain funds in cash in amounts equal to the Purchase Price and necessary to perform their obligations hereunder that are to be performed as of Closing by means of credit facilities or otherwise and will at Closing have immediately available funds in cash which will be sufficient to pay the Purchase Price and to perform their obligations hereunder that are required to be performed as of Closing.
4.09. Solvency. None of Vanguard, VMC and Buyer has any intention of filing a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee of all or any portion of such Person’s property and, to the knowledge of Vanguard, VMC and Buyer, no other Person has filed or threatened to file such a petition against Vanguard, VMC or Buyer.
4.10. Liabilities of VHS2. As of the Closing, VHS2 will have no liabilities or obligations of any nature whatsoever, due or to become due, accrued, absolute, contingent or otherwise (including pursuant to the Principal Credit Agreement), except for (a) liabilities and obligations arising under this agreement and the Closing Documents to which it will be a party, (b) the Credited Expenses, and (c) other immaterial liabilities and obligations incurred in the ordinary course of organizing VHS2 and its Subsidiaries and qualifying them to conduct business in the State of Texas.
4.11. Brokers and Finders. Neither Buyer, nor any Affiliate of Buyer (including Vanguard), nor any officer, director, employee or agent thereof, has engaged or is liable for the payment of any fee to any finder or broker in connection with the transactions contemplated hereunder.
4.12. Occasional Sale. All of the operating assets of each Seller will be transferred to and operated by a single Buyer.
4.13. No Knowledge of Misrepresentations or Omissions. Buyer is not aware of any facts or circumstances not described in this agreement or in the Schedules that would cause the representations of Seller in article 3 to not be true and correct in any material respect.
4.14. Full Disclosure. The representations of Vanguard, VMC and Buyer in this agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
5. COVENANTS OF THE PARTIES
5.01. Operations. Until the Closing Date and except as otherwise expressly provided in this agreement or agreed to in writing by Buyer, Seller will, and will require its Subsidiaries to, use all commercially reasonable efforts to:
(a) carry on the Hospital Businesses in substantially the same manner as it has heretofore and not make any material change in personnel, operations, finances, accounting policies, or real or personal property of the Hospital Businesses;

(b) maintain the Assets in working condition in the ordinary course of business, ordinary wear and tear excepted, and make all normal, planned and budgeted capital expenditures related to the Assets and/or the Hospital Businesses, provided that Seller shall consult with and solicit Buyer’s input on individual capital expenditures (or a series of related capital expenditures) that exceed $250,000;
(c) perform in all material respects, when due, all Legal Requirements and obligations under Contracts;
(d) deliver to Buyer title to the Assets free and clear of all Encumbrances (except for the Permitted Encumbrances) and to obtain appropriate releases, consents, estoppels, certificates, opinions and other instruments as Buyer may reasonably request;
(e) keep in full force and effect present insurance policies or other comparable insurance benefiting the Assets and the conduct of the Hospital Businesses and maintain sufficient liquid reserves reasonably estimated to be sufficient to meet all deductible, self-insurance and copayment requirements of such policies; and
(f) maintain and preserve its business organizations and operations intact, retain the present employees at the Hospital Businesses (subject to the right of Seller to discharge any employee in the ordinary course of the Hospital Businesses), maintain its relationships with physicians, suppliers, patients and other Persons doing business with Seller at the Hospital Businesses.
5.02. Negative Covenants. Until the Closing Date and except as otherwise expressly provided in this agreement or agreed to by Buyer in writing and except for waivers, consents and amendments to Seller’s outstanding loan documents and related swap agreements, Seller will not, and will not permit any Subsidiary to:
(a) amend or terminate any Assumed Contract, or enter into any Contract except in the ordinary course of the Hospital Businesses consistent with past practices, provided that Seller shall consult with and solicit Buyer’s input on new Contracts (or a series of related Contracts) that exceed $500,000 in value;
(b) except as set forth on Schedule 5.02(b), make offers to any employees of the Hospital Businesses for employment with any Person after Closing;
(c) except as set forth on Schedule 5.02(c), increase compensation payable or to become payable to, make a bonus or severance payment to, or otherwise enter into one or more bonus or severance Contracts with any employee or agent of any of the Hospital Businesses except in the ordinary course of the Hospital Businesses consistent with past practices in accordance with existing personnel policies or pursuant to Contract requirements in force on the date of this agreement;
(d) create or assume any new Encumbrance upon any of the Assets other than statutory liens created in the ordinary course of business and the interests of lessors under operating leases entered into in the ordinary course of the Hospital Businesses consistent with past practices;

(e) sell or otherwise transfer or dispose of any item of property, plant or equipment having an original cost in excess of $25,000 except in the ordinary course of the Hospital Businesses consistent with past practices with comparable replacement thereof;
(f) distribute any assets, other than cash and other Excluded Assets, to Seller or to any Subsidiary of Seller that is not a Transferring Subsidiary, provided that VBRC shall convey the Excluded Assets owned by it to one or more of its Affiliates, and provided further that VBIC shall not distribute cash if, immediately after such distribution or at Closing, VBIC does not comply with the capital, surplus, minimum reserve, liquidity and other requirements of the insurance laws of the State of Texas and the Texas Department of Insurance applicable to the conduct of VBIC’s business, and with prudent actuarial practices;
(g) take any action outside the ordinary course of the Hospital Businesses;
(h) create, incur, assume, guarantee or otherwise become liable for any material liability or obligation, or agree to do any of the foregoing, except in the ordinary course of the Hospital Businesses consistent with past practices;
(i) cancel, forgive, release, discharge or waive any Person’s obligation to pay or to perform obligations in respect of Accounts Receivable or other Assets, or agree to do any of the foregoing, except in the ordinary course of the Hospital Businesses consistent with past practices;
(j) sell or factor any Accounts Receivable;
(k) change any accounting method, policy or practice or reduce any reserves in the Financial Statements except (i) reductions in reserves pertaining to Government Payment Programs or third party payors made in the ordinary course of business consistent with past practices and (ii) changes required by changes in generally accepted accounting principles or applicable Legal Requirements;
(l) terminate, amend or otherwise modify in any material respect any Employee Benefit Plan, except for amendments required to comply with this agreement or applicable Legal Requirements;
(m) amend or agree to amend the articles or certificate of incorporation or bylaws of any Transferring Subsidiary or Non-Profit Corporation or otherwise take any action relating to any liquidation or dissolution of Seller, except as expressly contemplated by this agreement; or
(n) amend or agree to amend the governing documents of any Joint Venture, except immaterial amendments or amendments required to comply with applicable Legal Requirements or to assign and transfer to Buyer Seller’s Investment in, or for Buyer to become a partner or member of, the Joint Venture.

5.03. Employee Matters.
(a) Subject to the exclusions set forth in this section and in reliance upon the representations of Seller in sections 3.21 and 3.22, Buyer will offer, or cause its Affiliates to offer, to employ as of the Closing Date all active employees of Seller working at the Hospital Businesses immediately before Closing (other than employees listed on Schedule 5.02(b)) on the same terms and conditions with respect to base salaries or wages, job duties, titles and responsibilities that are applicable to such employees on the date of this agreement. In addition, Buyer will offer the Hired Employees Employee Benefit Plans which are no less favorable to employees in the aggregate to those Employee Benefit Plans generally offered to employees at other hospitals operated by Vanguard’s Subsidiaries in other markets.
(b) Seller acknowledges that all employment offers are for “at will” employment only and are subject to the satisfactory completion by Buyer of its customary employee background checks and pre-employment screenings. Nothing in this section or elsewhere in this agreement may be deemed to limit or otherwise affect in any manner the right of Buyer or any Affiliate of Buyer to terminate at will the employment of any Hired Employee or, subject to Buyer’s covenants in section 5.03(a), to change individual features or plans in the employment compensation and benefits package of the Hired Employees, provided that, for at least the first 12 months after Closing, Buyer’s severance policy will be comparable to Seller’s severance policy attached as Schedule 5.03(b).
(c) With respect to the Hired Employees and their eligible dependents, Buyer will waive any “pre-existing condition” exclusions, waiting periods or evidence of insurability requirements in Buyer’s Employee Welfare Benefit Plans to the extent that such exclusions, waiting periods and insurability requirements would not have applied under Seller’s comparable Employee Welfare Benefit Plans as of the Closing Date. Buyer will give all Hired Employees credit for their paid time off accruals (whether in such form or in the form of an “extended illness bank”). Buyer shall give all Hired Employees credit, as of the Closing, for their period of service with Seller (or any assignor to, or predecessor of, Seller, service to whom Seller has previously recognized and credited) for the purpose of determining how much paid time off the Hired Employees are entitled to under Buyer’s Employee Welfare Benefit Plans, for purposes of determining eligibility to participate and vesting percentages in Buyer’s Employee Pension Benefit Plans, subject to the limitations in the Seller’s Employee Pension Benefit Plans as of the Closing Date, and for any other purpose for which an employee’s period of service is relevant under Buyer’s Employee Benefit Plans. Buyer will not assume or otherwise become liable for (i) Seller’s Employee Welfare Plans, (ii) long-term disability payments to any former employee of Seller who does not actively work for Buyer after Closing, or (iii) other obligations to former or currently retired employees, and will not make any contributions to Seller’s pension plans. Buyer will make available group health plan continuation coverage required under COBRA to employees of Seller who are eligible for COBRA, provided that, with respect to COBRA beneficiaries whose qualifying events occurred on or prior to the Closing Date, Seller will reimburse Buyer for all claims of such COBRA beneficiaries paid by Buyer and its Affiliates in excess of the sum of (i) COBRA premiums collected from the COBRA beneficiaries and (ii) amounts reimbursed from stop loss insurance, determined in the aggregate with respect to all such individuals on the first anniversary of the Closing Date and again at the end of the COBRA period for all COBRA beneficiaries.

(d) As of the Closing Date, Seller shall freeze and/or terminate the participation of all Hired Employees in Seller’s Employee Pension Benefit Plan and provide for distributions consistent with the applicable plans, ERISA and the Code.
(e) Between the date of this agreement and Closing, Buyer may run newspaper advertisements in the name of any of the Hospital Businesses to recruit employees for and in the name of any of the Hospital Businesses, such employment to commence on or after the Closing Date.
(f) At Closing, Seller shall deliver to Buyer a list as of Closing setting forth the names of all employees of the Hospital Businesses whose employment was terminated between the date of this agreement and the Closing Date.
(g) This section shall not apply to employees employed by Seller under Assumed Contracts. Employment of such employees will be governed by the terms and conditions of the Assumed Contracts, if any, relating to the employment of such employees.
(h) Prior to Closing, Seller will be responsible for compliance with the WARN Act and all similar state and local Legal Requirements with respect to the employees of the Hospital Businesses, and for all obligations or liabilities arising thereunder as a result of any action (or failure to act) of Seller on or prior to the Closing Date, and after Closing, Buyer will be responsible for compliance by Buyer with the WARN Act and all similar state and local Legal Requirements with respect to the employees of the Hospital Businesses, and for all obligations or liabilities arising thereunder as a result of any action (or failure to act) of Buyer after the Closing Date.
5.04. Access to and Provision of Additional Information.
(a) Except to the extent prohibited by applicable Legal Requirements (including antitrust laws), until the Closing Date, Seller shall (i) give Buyer reasonable access to and the right to inspect, during normal business hours and upon reasonable prior notice, Seller’s Assets, books and records relating to the Hospital Businesses as is reasonably requested by Buyer, (ii) give Buyer reasonable access to Seller’s employees and medical staff members providing services at or for the Hospital Businesses and (iii) give Buyer such additional financial, operating and other data and information (including auditors’ workpapers) regarding the Hospital Businesses as Buyer may reasonably request and that is reasonably available to Seller. Buyer shall exercise its rights under this section 5.04(a) in such a manner as to cause the least possible interference with the normal operations of the Hospital Businesses. All contact between Buyer (and its representatives) and employees of Seller shall be coordinated through and supervised by a single individual designated by Seller for such purpose.

(b) Seller will deliver to Buyer:
(i) within 30 days after the end of each calendar month before the Closing Date, copies of the unaudited balance sheet and the related unaudited statements of income and cash flows of the Hospital Businesses for each such month then ended and for the fiscal year-to-date then ended, in consolidating and consolidated format;
(ii) within 45 days after the end of each fiscal quarter ending on or before the Closing Date, copies of the unaudited balance sheet and the related unaudited statements of income and cash flows of the Hospital Businesses for the fiscal quarter then ended and for the fiscal year-to-date then ended; and
(iii) promptly after prepared, copies of any other financial or operating statements, reports or analyses prepared by or for management relating to the Hospital Businesses.
(c) Until the Closing Date, Seller shall confer regularly with Buyer, as reasonably requested by Buyer, and answer Buyer’s reasonable questions regarding matters relating to the conduct of the Hospital Businesses and the status of transactions contemplated by this agreement. Seller shall notify Buyer of any material changes in the operations, financial condition or prospects of the Hospital Businesses and of any material complaints, investigations, hearings or adjudicatory proceedings (or communications indicating that the same may be contemplated) of any Person and shall keep Buyer reasonably informed of the status of such matters. Buyer and Seller shall mutually develop and cooperate to implement a transition plan for the ownership and management of the Hospital Businesses and, in connection therewith, Seller will assist Buyer in establishing relationships with non-employee physicians and medical staff members, payors and other Persons having business relations with Seller in respect of the Hospital Businesses. No earlier than 30 days prior to the anticipated Closing, Buyer may, in Buyer’s own name, advertise and solicit applications for post-Closing employment at the Hospital Businesses.
(d) With respect to any personal health information disclosed by Seller to Buyer pursuant to this section, Buyer and Seller shall comply with the Health Insurance Portability and Accountability Act of 1996, as codified at 42 U.S.C. section 1320d, et seq., as amended by The Health Information Technology for Economic and Clinical Health Act, and any current and future regulations promulgated thereunder, and with any state Legal Requirements that govern or pertain to the confidentiality, privacy, security of, and electronic transactions pertaining to, health care information.
(e) For the avoidance of doubt, Buyer shall not, and nothing contained in this section shall give Buyer, directly or indirectly, the right to, control or direct the Hospital Businesses (or any portion thereof) prior to the Closing.

5.05. Post-Closing Maintenance of and Access to Information.
(a) After Closing, each party may need access to books, records, documents or other information in the control or possession of the other parties for purposes of concluding the transactions contemplated by this agreement, preparing Tax Returns or conducting Tax audits, obtaining insurance, complying with Government Payment Programs and other Legal Requirements, and prosecuting or defending third party claims. Accordingly, each party shall keep and maintain in the ordinary course of business all books, records (including patient medical records), documents and other information in the possession or control of such party for a period of at least five (5) years after the Closing and otherwise in accordance with all applicable Legal Requirements and record retention policies. In addition, to facilitate the foregoing purposes, each party shall also make such books, records, documents and other information available for inspection and copying upon the reasonable request and at the expense (for out-of-pocket costs) of the other parties.
(b) Upon Buyer’s receipt of appropriate consents and authorizations, Seller may remove and copy from the Hospital Businesses, at Seller’s sole risk and expense, any patient or other records that relate to events or periods before Closing for purposes of pending Proceedings involving matters to which such records refer, as certified in writing before removal by counsel retained by Seller in connection with such Proceedings. Seller shall promptly return any records so removed from the Hospital to Buyer following their use.
(c) Each party shall cooperate with, and shall permit and use commercially reasonable efforts to cause its former and present directors, officers and employees to cooperate with, the other parties after Closing in furnishing information, evidence, testimony and other assistance in connection with any Proceeding or claim with respect to (i) the ownership of the Assets or the conduct of the Hospital Businesses by Buyer or (ii) the Excluded Liabilities.
(d) The exercise by any party of the rights granted in this section shall not unreasonably interfere with the conduct of business of the other parties and nothing in this section requires any party to maintain or release to any other Persons any medical or other records except in accordance with applicable Legal Requirements and record retention policies.
(e) For seven years after the Closing Date, Seller will give Buyer, within 30 days after request, an updated claims history, including losses paid and open reserves, for all professional liability, general liability and workers compensation claims relating to the conduct of the Hospital Businesses before Closing.
5.06. Governmental Authority Approvals; Consents to Assignment.
(a) Until the Closing Date, Seller and Buyer shall (i) promptly apply for and use commercially reasonable efforts to obtain before Closing all consents, approvals, authorizations and clearances of Governmental Authorities required to consummate the transactions contemplated by this agreement, (ii) provide such information and communications to Governmental Authorities as the other party or such Governmental Authorities may reasonably request, and (iii) assist and cooperate with the other parties to obtain all Permits that the other parties deem necessary or appropriate, and to prepare any document or other information reasonably required of it by any such Governmental Authorities to consummate the transactions contemplated by this agreement, provided that no party may be required (x) to pay any sum to Governmental Authorities other than filing fees or past due amounts, or (y) to agree to divest assets or limit the conduct of its businesses.

(b) Until the Closing Date, each of the parties shall file, if and to the extent required by applicable Legal Requirements, all reports and other documents required or requested by Governmental Authorities under the HSR Act concerning the transactions contemplated by this agreement, and shall promptly comply with any requests by the Governmental Authorities for additional information concerning such transactions, so that the waiting period specified in the HSR Act will expire as soon as reasonably possible. Each of the parties shall furnish to the other parties such information as the other parties reasonably require to comply with their obligations under the HSR Act and shall exchange drafts of the relevant portions of each other’s report forms before filing.
(c) Each Seller shall promptly apply for and use commercially reasonable efforts to obtain before Closing all consents required to assign the Assumed Contracts to Buyer at Closing.
(d) To obtain one or more of the consents and approvals described in this section, Buyer may be required by applicable Legal Requirement or practical necessity to enter into a Contract that supersedes or replaces an existing Contract between Seller and a third party. Such new Contract may require Buyer to assume, for the benefit of such third party, certain obligations and liabilities of Seller that are Excluded Liabilities. Alternatively, Buyer may be required by Legal Requirements to assume, or may be deemed as a matter of law to have assumed, obligations and liabilities of Seller that are Excluded Liabilities. If Buyer enters into a replacement Contract or assumes such Excluded Liabilities, then — as between Seller and Buyer — such Contract or assumption of Excluded Liabilities will not affect the contractual rights and remedies provided in this agreement in respect of such Contract or Excluded Liabilities, including Buyer’s rights to indemnification from Seller (subject to the limitations set forth in article 9), or otherwise diminish Seller’s obligations to Buyer or enlarge Seller’s liabilities to Buyer (or diminish Seller’s defenses or limitations on liability) under this agreement and will under no circumstances be claimed by Seller as a defense (whether of waiver, estoppel, consent, operation of law, or otherwise) against Buyer’s assertion of any claim under this agreement against Seller, and the rights and obligations of the parties to each other under this agreement will be determined as if such replacement Contract did not exist or such assumption of Excluded Liabilities was not required.

5.07. No-Shop Clause. Until termination of this agreement, Seller shall not, and shall not permit any Affiliate of Seller or any other Person acting for or on behalf of Seller or any Affiliate of Seller to, without the prior written consent of Buyer: (a) offer for sale, lease or other disposition of all or substantially all of the Assets or any material portion thereof, whether by virtue of an asset sale transaction, a lease transaction, affiliation transaction, or a change of control, change of membership, merger, consolidation or other combination transaction with respect to Seller (collectively, a “Prohibited Transaction”), or negotiate in respect of an unsolicited offer therefor; (b) solicit offers to acquire all or substantially all of the Assets, or any material portion thereof, in a Prohibited Transaction; (c) enter into any Contract with any Person with respect to the disposition of all or substantially all of the Assets, or any material portion thereof, in a Prohibited Transaction; or (d) furnish or permit or cause to be furnished any information to any Person that Seller knows or has reason to believe is in the process of considering a Prohibited Transaction. If Seller, any Affiliate of Seller, or any Person acting for or on behalf of any of the foregoing, receives from any Person (other than Buyer or its representatives) any offer, inquiry or informational request referred to above, Seller will promptly advise such Person, by written notice, of this section.
5.08. Noncompetition. For a period of five years after the Closing Date, Seller shall not, directly or indirectly, and Seller shall cause its Affiliates not to, in any capacity: (i) own, lease, manage, operate, control, participate in the management or control of, be employed by, or maintain or continue any interest whatsoever in any enterprise engaged in the business of providing healthcare goods or services, including hospitals and outpatient surgery or diagnostic facilities, within the geographic area described on Schedule 5.08 (the “Rio Grande Valley Market”), other than through VHS2 and its Subsidiaries and Investments; (ii) employ or solicit the employment of any Hired Employee unless (x) such employee resigns voluntarily (without any solicitation from Seller or any of its Affiliates), (y) Buyer consents in writing to such employment or solicitation, or (z) such employee is terminated by Buyer or its Affiliates after the Closing Date; (iii) induce, cause or attempt to induce or cause any Person (including any physician employee or medical staff member) to replace or terminate any Contract for the provision or arrangement of health care services from a Hospital with products or services of any other Person after the Closing Date; or (iv) request, induce or cause any physician employee or medical staff member to terminate any Contract with or change practice patterns at the Hospital Businesses. Notwithstanding anything to the contrary in this section 5.08, the Foundation may make grants and contributions and otherwise provide financial support for healthcare-related activities and VB Realty Corporation and VBMSC may continue to hold their investment interests in the HMC Partnerships in the same amount and manner that such interests are held on the Closing Date.
5.09. Change of Corporate Names. From and after Closing, except as set forth on Schedule 5.09, Seller shall not use the names “Valley Baptist,” “Valley Baptist Health System,” “Valley Baptist Medical Center,” “Golden Palms,” “Valley Health Care,” or any other Intellectual Properties included in the Assets in the conduct of their businesses, except as may be necessary to wind up their corporate affairs and make filings (including Tax Returns) required by Legal Requirements and except that the Foundation may continue to conduct business under its current name after Closing. The parties will enter into a License Agreement in the form attached as Exhibit D pursuant to which VHS2 will grant to the Foundation, VBHH and VBHS the right to use the name “Valley Baptist” in connection with the conduct of their businesses after Closing. Subject to the foregoing, within five business days after Closing, Seller shall change its name, and shall cause its Subsidiaries to change their names, to the extent necessary, to names that do not include any of the foregoing names or Intellectual Properties.

5.10. Allocation of Purchase Price. Within 90 days after Closing, Buyer shall provide Seller a proposed allocation of the Purchase Price among the Hospitals and the Assets. Such allocation will be in accordance with section 1060 of the Code. Buyer’s proposed allocation will become final and binding on the parties 60 days after Buyer provides the proposed allocation to Seller unless Seller objects to the proposed allocation, in which case Seller shall propose an alternative allocation. The parties shall use good faith efforts to resolve their differences within 60 days after Seller gave its objection to Buyer. If a final resolution is not reached within 60 days after Seller has submitted its objection in writing, each of Buyer and Seller shall make their own independent allocation of the total consideration among the Hospitals and the Assets. If Seller and Buyer reach agreement upon the allocation (or Seller does not object to Buyer’s proposed allocation), Seller and Buyer will be bound by the agreed allocation and (for federal and state Tax purposes) account for and report the transactions contemplated by this agreement in accordance with such allocations, and will not voluntarily take any position (whether in Tax Returns, Tax audits or other Proceedings) inconsistent with such allocation. Seller and Buyer shall exchange Internal Revenue Service Forms 8594 (including supplemental forms, if required) to report the transactions contemplated by this agreement to the Internal Revenue Service in accordance with such allocation.
5.11. Further Assurances. After the Closing, upon request of Buyer, Seller shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, deeds, assignments, transfers, conveyances, powers of attorney, confirmations and assurances as Buyer may reasonably request to more effectively convey, assign and transfer to and vest in Buyer full legal right, title and interest in and actual possession of the Assets and the Hospital Businesses, to confirm Seller’s capacities and abilities to perform its post-Closing covenants under this agreement and the Closing Documents, and to generally carry out the purposes and intent of this agreement. Seller shall also furnish Buyer with such information and documents in its possession or under its control, or which Seller can execute or cause to be executed, as will enable Buyer to prosecute any and all petitions, applications, claims and demands relating to or constituting a part of the Assets and Hospital Businesses. After the Closing, upon request of Seller, Buyer shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, deeds, assignments, transfers, conveyances, powers of attorney, confirmations and assurances as Seller may reasonably request to more effectively convey, assign and transfer to Buyer each of the Assumed Liabilities, to confirm Buyer’s capacities and abilities to perform its post-Closing covenants under this agreement and the Closing Documents, and to generally carry out the purposes and intent of this agreement.
5.12. Casualty; Hurricane Dolly Insurance Proceeds.
(a) If, on or before the Closing Date, any of the Hospital Businesses are destroyed or damaged by fire, theft, vandalism or other cause or casualty and as a result thereof any material part of such Hospital Businesses is rendered unsuitable for its primary intended use, Buyer may elect, by giving written notice to Seller within ten business days after having actual notice of the occurrence of such destruction or damage and the extent of the loss, to: (i) terminate this agreement in accordance with section 8.04(a)(ii), (ii) consummate the transaction in spite of such destruction or damage but reduce the Purchase Price by the fair market value of the Assets destroyed or damaged (determined as of the date immediately before the destruction or damage) or, if greater, the estimated cost to restore, repair or replace such Assets, in which event Seller will retain all right, title and interest in and to insurance proceeds payable on account of such destruction or damage, or (iii) consummate the transaction in spite of such destruction or damage without any reduction in the Purchase Price, in which event Seller shall pay, transfer and assign to Buyer at Closing the insurance proceeds (or the right to receive the insurance proceeds) payable on account of such destruction or damage, plus any deductibles or copayments required under the applicable insurance policy in respect of such claim. In the absence of an agreement among the parties regarding the amount of any Purchase Price reduction for purposes of clause (ii) above (if applicable), an MAI appraiser mutually selected by the parties and paid equally by Seller, on the one hand, and Buyer, on the other hand, will determine any reduction in Purchase Price pursuant to such clause (ii). If Buyer fails to make a timely election pursuant to this section, Buyer shall be deemed to have made the election described in clause (iii) above.
(b) Seller has recently settled a dispute with its property casualty insurer relating to the insurance proceeds payable to Seller for damage to the Hospital Businesses resulting from Hurricane Dolly in July 2008. Certain damage to the Hospitals that resulted from the hurricane has not been repaired as of the date of this agreement, which damage is described on Schedule 5.12(b). If and to the extent such repairs are not made by Seller prior to Closing, Seller will reimburse Buyer for the cost of making the repairs after Closing upon demand by Buyer and production of documentary evidence of the cost thereof.
5.13. Seller’s Cost Reports. Seller will prepare and timely file all Cost Reports required to be filed after Closing for periods ending on or before the Closing Date, including terminating Cost Reports required as a result of the consummation of the transactions described in this agreement. Buyer will provide information to Seller and assist Seller in the preparation and filing of the terminating Cost Reports and the Purchase Price will be allocated in the terminating Cost Reports in a manner consistent with the allocation for Tax purposes described in section 5.10. Buyer will forward to Seller any and all correspondence, remittances and demands relating to Seller’s Cost Reports within five business days after receipt by Buyer. Seller retains all rights to its Cost Reports, including any payables resulting from or reserves relating to the Cost Reports and the right to appeal any Medicare determinations relating to the Cost Reports.
5.14. Preservation of Baptist Name and Essential Services; Capital Expenditures. For at least ten years after Closing, Buyer will maintain and operate the two Hospitals under the names “Valley Baptist Medical Center — Harlingen” and “Valley Baptist Medical Center — Brownsville” and Buyer will provide at the Hospitals the Essential Services described on Schedule 5.14. If Buyer sells either one or both of the Hospitals (with the consent of Seller to the extent required pursuant to the Amended and Restated Operating Agreement), Buyer will require the purchaser to assume the obligations in this section with respect to the Hospital or Hospitals sold for the remaining period of such obligations. Buyer will make available sufficient resources to meet the capital needs of the Hospital Businesses, which resources on average shall be not less than the average annual depreciation expense of the Hospital Businesses.

5.15. Charity Care and Community Obligations.
(a) Seller has historically provided significant levels of care for indigent and low-income patients and has also provided care through a variety of community-based health programs. Subject to changes in Legal Requirements or governmental guidelines or policies, Buyer will adopt, maintain and adhere to Seller’s current policy on charity care attached as Schedule 5.15 or adopt other charity care policies and procedures that are at least as favorable to the indigent and uninsured as Seller’s policy attached as Schedule 5.15.
(b) Buyer is committed to continuing the outreach, education and advocacy efforts provided by the Hospitals in the communities they serve, and so long as Buyer owns and operates the Hospitals, it will support, and continue to provide care through community-based health programs, including by cooperating with local organizations that sponsor healthcare initiatives, to address community needs and improve the health status of the elderly, poor, and at-risk populations in the community. Buyer will provide the Hospital auxiliaries and volunteers with office and gift shop space and will support their efforts by participating in joint community benefit projects, and will continue Seller’s existing sponsorship of community health initiatives. Buyer will generally support graduate medical education and development of the regional academic health center and nursing and staff education and will specifically provide the compensation set forth in section 5.17.
5.16. Pastoral Care Programs. In its conduct of the Hospital Businesses, Buyer will preserve and maintain the Baptist mission and Christ-centered approach that Seller has used historically in the conduct of the Hospital Businesses and oversee and fund pastoral care at the Hospitals. Buyer will maintain the pastoral care and clinical pastoral education programs of the Hospitals sufficient to meet the needs of the Hospitals, will maintain chapels in the Hospitals indefinitely, and will offer pastoral care programs and a chapel at any new or replacement hospitals. Buyer shall employ the current Vice President of Ministries. Any successor Vice President of Ministries shall be recommended by Seller to the Board of Directors of VHS2 for appointment. Buyer will maintain Seller’s current policies on therapeutic abortion and sterilization. Buyer will work with Seller to define the scope and mission of pastoral care programs at the Hospital Businesses after the Closing. For at least ten years after Closing, Buyer will continue to provide, at a minimum, the same level of annual financial support to the pastoral care programs at the Hospitals as was provided by Seller during Seller’s fiscal year ended August 31, 2010.
5.17. Medical Education. Buyer will, at a minimum, continue the current medical education programs in place at the Hospital Businesses, including support for the expanding University of Texas (“UT”) relationship and the Valley Baptist Practice Residency Program. In addition, Buyer acknowledges that Seller has committed to UT to provide commercially reasonable and fair market value compensation to UT to support (a) a total of 40 residents as reasonably required and necessary to enable the opening of the UT regional academic health center to be located in the Valley (the “RAHC”) and (b) at least one-third of the total residents of the RAHC. Buyer will honor Seller’s commitment if and so long as (i) the Accreditation Council for Graduate Management Education has approved the foregoing resident training slots for the academic year beginning July 1, 2011, and for each academic year thereafter, and (ii) the Centers for Medicare & Medicaid Services has approved the foregoing resident training slots as eligible for full GME/IME reimbursement for each academic year, and for each academic year thereafter.

5.18. VHS2 and VBIC to Remain Consolidated Subsidiaries of Vanguard. Vanguard shall not effect or permit to occur, at any time during the ten-year period immediately following the Closing Date, any transaction or series of related transactions if, immediately after such transaction or transactions, either VHS2 or VBIC is not a consolidated Subsidiary of Vanguard. Notwithstanding the foregoing, (a) any Subsidiary of Vanguard that owns an equity interest in VHS2 or VBIC may pledge such interest pursuant to the Principal Credit Agreement, (b) the lenders under the Principal Credit Agreement (or their agent acting on their behalf) may foreclose upon such equity interest, and (c) a sale or change of control of Vanguard or any parent company of Vanguard (whether by stock sale, sale of all or substantially all assets, merger, consolidation or otherwise) shall not constitute a transaction or series of related transactions within the meaning of the first sentence of this section.
5.19. Right of First Refusal in Favor of VBMC-B.
(a) Vanguard shall not effect or permit to occur, at any time during the five-year period immediately following the expiration of the ten-year period described in section 5.18, any transaction or series of related transactions if, immediately after such transaction or transactions, either VHS2 or VBIC is not a consolidated Subsidiary of Vanguard, unless Vanguard first complies with the provisions of section 5.19(b) and such transaction or series of related transactions is thereafter permitted by section 5.19(c). Notwithstanding the foregoing, (a) any Subsidiary of Vanguard that owns an equity interest in VHS2 or VBIC may pledge such interest pursuant to the Principal Credit Agreement, (b) the lenders under the Principal Credit Agreement (or their agent acting on their behalf) may foreclose upon such equity interest, and (c) a sale or change of control of Vanguard or any parent company of Vanguard (whether by stock sale, sale of all or substantially all assets, merger, consolidation or otherwise) shall not constitute a transaction or series of related transactions within the meaning of the first sentence of this section.
(b) If Vanguard (or any of its Affiliates) receives an Offer that it desires to accept, Vanguard shall promptly provide a written notice to VBMC-B, enclosing a copy of the Offer. If VBMC-B notifies Vanguard within 60 days after the date on which notice (and a copy) of the Offer was given to VBMC-B (the “Election Period”) that VBMC-B irrevocably elects to purchase or acquire all (but not less than all) of the equity interest in VHS2 and/or VBIC that is the subject of the Offer (the “Subject Interest”) for the consideration to be paid to Vanguard (or any of its Affiliates) pursuant to the Offer (sometimes referred to hereinafter as an “Affirmative Election”), then such election shall be binding upon VBMC-B and Vanguard. If VBMC-B makes an Affirmative Election, the parties shall negotiate in good faith for 30 days after the Election Period the terms and conditions of a definitive agreement to be executed by Vanguard and VBMC-B containing the principal terms set forth in the Offer, but otherwise containing substantially the same representations and warranties regarding the Hospital Businesses as are set forth in this agreement, provided that any representations and warranties of Vanguard about the Hospital Businesses shall relate to VHS2’s (or VBIC’s, as applicable) period of ownership only. If the Offer includes any non-cash consideration, VBMC-B shall be entitled to substitute cash in an amount equal to the fair market value of such non-cash consideration. VBMC-B shall acquire the Subject Interest at a closing to be held within five business days following the date upon which the last material regulatory approval required in connection with the sale of the Subject Interest is obtained, subject to reasonable extensions mutually acceptable to Vanguard and VBMC-B, provided that in no event shall the closing be held later than 180 days after Vanguard gives VBMC-B notice (and a copy) of the Offer.

(c) If a copy of the Offer is given to VBMC-B as provided in section 5.19(b) and (i) VBMC-B fails to make an Affirmative Election within the Election Period, (ii) after making an Affirmative Election and entering into a definitive agreement with Vanguard, VBMC-B defaults in its obligation under such definitive agreement to timely purchase the Subject Interest, or (iii) the consent of any Governmental Authority or third party required for the consummation of the sale of the Hospital Businesses to VBMC-B cannot be obtained (following Seller’s use of commercially reasonable efforts to obtain such consent or consents), then Vanguard may (but shall not be obligated to) sell or transfer the Subject Interest to the proposed purchaser named in the Offer in accordance with the terms and conditions of the Offer within 180 days after the event described in clause (i), (ii) or (iii) above, provided that, if the sale to such proposed purchaser does not occur on or before the expiration of such 180-day period, then the provisions of this section shall apply anew with respect to the sale of the Subject Interest thereafter.
5.20. Rights of First Refusal in Favor of VHS2. If, at any time during the 15-year period immediately following the Closing Date, Seller (or any of its Affiliates) receives a bona fide written offer that Seller desires to accept, pursuant to which a Person that is not an Affiliate of Seller would purchase all or any portion of (a) Seller’s legal or beneficial interest in either or both of the HMC Partnerships, or (b) any of the real property described on Schedule 5.20, Seller shall promptly provide a written notice to VHS2, enclosing a copy of the offer. If VHS2 notifies Seller within 60 days after the date on which notice (and a copy) of the offer was given to VHS2 that VHS2 irrevocably elects to purchase or acquire all (but not less than all) of the interest or property that is the subject of the offer for the consideration to be paid to Seller (or any of its Affiliates) pursuant to the offer, then such election shall be binding upon Seller and VHS2. If VHS2 makes an affirmative election, the parties shall negotiate in good faith for 30 days after VHS2 makes such election the terms and conditions of a definitive agreement to be executed by Seller (or its Affiliate) and VHS2 containing the principal terms set forth in the offer and other terms and conditions customary in transactions of like nature and acceptable to the parties. If the offer includes any non-cash consideration, VHS2 shall be entitled to substitute cash in an amount equal to the fair market value of such non-cash consideration. VHS2 shall acquire the interest or property at a closing to be held within five business days following the date upon which the last material regulatory approval required in connection with the sale of the interest or property is obtained, subject to reasonable extensions mutually acceptable to Seller and VHS2, provided that in no event shall the closing be held later than 180 days after Seller gives VHS2 notice (and a copy) of the offer. If a copy of the offer is given to VHS2 and (i) VHS2 fails to make an affirmative election to purchase the interest or property within the election period specified above, (ii) after making an affirmative election and entering into a definitive agreement with Seller, VHS2 defaults in its obligation under such definitive agreement to timely purchase the interest or property, or (iii) the consent of any Governmental Authority or third party required for the consummation of the sale of such interest or property to VHS2 cannot be obtained (following Seller’s use of commercially reasonable efforts to obtain such consent or consents), then Seller may (but shall not be obligated to) sell or transfer the interest or property to the proposed purchaser named in the offer in accordance with the terms and conditions of the offer within 180 days after the event described in clause (i), (ii) or (iii) of this sentence, provided that, if the sale to such proposed purchaser does not occur on or before the expiration of such 180-day period, then the provisions of this section shall apply anew with respect to the sale of the interest or property thereafter.

5.21. Fees and Expenses.
(a) Except as otherwise expressly set forth in this agreement, whether or not the transactions contemplated by this agreement are consummated, (i) Vanguard shall bear and pay all expenses incurred by or on behalf of Buyer or Vanguard in connection with Buyer’s due diligence investigation of the Assets and the Hospital Businesses, the preparation and negotiation of this agreement and Buyer’s and Vanguard’s performance of their respective obligations pursuant to this agreement, including counsel, accounting, brokerage and investment advisor fees and disbursements, and (ii) VBHS shall bear and pay all expenses incurred by or on behalf of Seller in connection with the preparation and negotiation of this agreement and Seller’s performance of its obligations pursuant to this agreement, including counsel, accounting, brokerage and investment advisor fees and disbursements.
(b) Seller shall pay all costs reasonably necessary for Seller to remove all Encumbrances on the Assets that are not Permitted Encumbrances and all expenses incurred by Seller in obtaining any third party consents or approvals necessary to assign to Buyer any Assumed Contracts (it being understood that Seller shall have no obligation to make any material monetary payment to a third party or accept any material concession in the terms of any Contract in order to obtain any such consents or approvals).
(c) Buyer shall pay the following (collectively, the “Credited Expenses”): (i) all third party fees and expenses reasonably incurred by Buyer for Buyer’s land title surveys and environmental, engineering and other inspections, studies, tests, reviews and analyses undertaken by or on behalf of Buyer for the benefit of Buyer, (ii) all real estate transfer Taxes and sales and use Taxes arising out of the transfer of the Assets, (iii) the premium for Buyer’s title insurance policies described in section 7.05, and (iv) the HSR Act filing fee.
(d) If any party incurs legal fees or expenses in connection with any Proceeding to enforce any provision of this agreement and is the prevailing party in the Proceeding, such party will be entitled to recover from the non-prevailing party in the Proceeding the legal fees and expenses reasonably incurred by such party in connection with the Proceeding, including attorneys’ fees, costs and necessary disbursements, in addition to any other relief to which such party is entitled.

5.22. Medical Staff Matters. To ensure continuity of care in the community, each Hospital’s medical staff member in good standing at Closing will have medical staff privileges at the Hospital immediately after the Closing, subject thereafter to the Hospital’s medical staff bylaws then in effect, as amended from time to time. Buyer intends to commit administrative and financial resources to support a long-term recruitment of physicians into the Rio Grande Valley region. Buyer also intends to involve physicians in the strategic and capital planning process for each of the Hospitals, to insure that the critical needs of the medical staff are met and that strategic initiatives and investments in the Hospital facilities are prioritized to better meet the needs of physicians who practice at the Hospitals and the patients they treat.
5.23. Post-Closing Administrative Assistance. For one year after the Closing, Buyer will provide Seller and its Affiliates (including the Foundation), at no cost to Seller or such Affiliates, (a) administrative resources reasonably requested by Seller to assist it in the disposal or discharge of the Excluded Assets and Excluded Liabilities, (b) transition services to enable Seller to carry out its post-Closing obligations under this agreement, in accordance with the terms of the Transition Services Agreement attached as Exhibit E and (c) access to the Hospital Businesses and the assistance of Hired Employees as reasonably requested by the Foundation in connection with its efforts to ensure compliance with all restrictions and conditions applicable to Prior Donations and Current Donations. Buyer, for a period of one year without charge, and thereafter upon mutually agreed terms, shall provide reasonable office space in Harlingen, Texas, in which the Foundation may carry out its activities.
5.24. Insurance Ratings. Seller will take all commercially reasonable actions requested by Buyer to enable Buyer, at Buyer’s expense, to succeed to the workers’ compensation and unemployment insurance ratings of Seller and the Hospital Businesses for insurance purposes. Buyer shall not be obligated to succeed to any such rating, except as it may elect to do so.
5.25. Fulfillment of Conditions. If all of the conditions to a party’s obligation to consummate the transactions contemplated by this agreement at the Closing are satisfied (or waived by that party in its sole discretion), such party will execute and deliver at Closing each Closing Document that such party is required by this agreement to execute and deliver at Closing. Each party will use all commercially reasonable efforts to satisfy each condition to the obligations of the other parties to consummate the transactions contemplated by this agreement, to the extent that satisfaction of any such condition is within the control of such party.
5.26. Release of Encumbrances. Seller shall use all commercially reasonable efforts to cause all Encumbrances on the Assets other than the Permitted Encumbrances to be released and discharged at or before Closing.
5.27. Attorney General Process. Seller has previously notified the Attorney General about the pendency of the transactions contemplated herein. Seller shall cooperate with the Attorney General in connection with the Attorney General’s investigation and approval or no objection process and use all commercially reasonable efforts to obtain such approval or no objection determination as soon as reasonably practicable. Buyer shall reasonably cooperate with Seller and the Attorney General in connection with Seller’s efforts to obtain the Attorney General’s approval of or no objection determination pertaining to the transactions described herein.

5.28. Restricted Assets. Seller has previously invested certain moneys or restricted assets in the Hospital Businesses (“Prior Donations”) and holds certain additional monies or restricted assets for future investment in the Hospital Businesses (“Current Donations”), all of which Prior Donations and Current Donations are subject to certain requirements and conditions of use. Schedule 5.28 sets forth a description of the Prior Donations, the Current Donations and all requirements and conditions of use to which they are subject. Buyer will use commercially reasonable efforts to comply with all such requirements and conditions of use with respect to Prior Donations and Current Donations.
5.29. Tail Insurance. On or before the Closing Date, Seller will purchase and obtain an unlimited extended claims reporting provision for all primary and excess insurance policies in force as of the date of this agreement that cover Seller or its consolidated Subsidiaries and each physician employee of Seller (or for which Seller otherwise has an obligation to provide such insurance), and that are written on a claims-made insuring agreement. Such extended claim endorsements must name Buyer (and other Affiliates of Buyer designated by Buyer prior to the Closing) as named insureds thereunder. In the alternative, Seller will maintain self-insurance in amounts that provide substantially the same liability coverage as would be provided by the tail insurance policies described above. If Seller engages in a loss portfolio transfer for some or all of such risks with one or more insurers licensed to conduct business in the State of Texas, Seller shall require such insurers to expressly name Buyer (and such designated Affiliates) as beneficiaries thereof.
5.30. Code Section 338(h)(10) Election. Prior to Closing, Buyer and Seller will join in making an election under section 338(h)(10) of the Code, and any comparable elections, with respect to the purchase of the capital stock of VBIC, under any state or local income tax law (each, a “Section 338(h)(10) Election”). Buyer represents and warrants that it is qualified to make such elections. Buyer and Seller shall further (i) allocate the VBIC Purchase Price among the assets of VBIC that are deemed to have been acquired pursuant to section 338(h)(10) of the Code and comparable state income tax provisions in the manner set forth on Schedule 5.30 (the “Section 338 Asset Allocation Schedule”) and (ii) exchange, complete and properly execute copies of Internal Revenue Service Form 8023A, the required schedules related thereto, and comparable state forms and schedules, all of which will be prepared on a basis consistent with the Section 338 Asset Allocation Schedule. If any changes are required to be made to these forms or schedules (including the Section 338 Asset Allocation Schedule) as a result of the valuation of fixed assets to be undertaken by Buyer after the Closing or of information that becomes available after the Closing Date, the parties shall promptly and in good faith reach an agreement as to the precise changes required to be made. Buyer will prepare and file all further documents and materials necessary in connection with making each Section 338(h)(10) Election, and Seller will assist Buyer and cooperate with Buyer in connection therewith. Buyer and Seller will prepare and file all Tax Returns and reports with respect to Taxes, including Internal Revenue Service Form 8594 and comparable state forms, in a manner consistent with the Section 338(h)(10) Election and the valuation of the assets as set forth in the Section 338 Asset Allocation Schedule. All Taxes imposed on the deemed sale of assets resulting from the Section 338(h)(10) Election, if any, will be included in Seller’s Tax Returns as applicable and will be paid by Seller.

5.31. Insurance Approvals for Sale of VBIC Shares. If all action required to be taken and all consents and approvals of Governmental Authorities required to be obtained in connection with the transfer of the VBIC Shares (“Insurance Approvals”) have not been taken or obtained prior to Closing, (i) the parties shall defer the transfer of the VBIC Shares, the execution and delivery of the Closing Documents specifically relating thereto and the payment of the VBIC Purchase Price until the second business day following the date on which all such Insurance Approvals have been obtained, and (ii) VBIH shall operate VBIC only in the ordinary course of business or as otherwise approved in advance by Buyer until the time of such deferred closing and shall not pay any dividend or otherwise distribute any cash or other assets of VBIC to any Seller. Promptly after the sale and transfer of the VBIC Shares, VHFC shall advance to VBIC funds for the purpose of allowing VBIC to reimburse (and shall cause VBIC to reimburse) Seller for advances made by Seller to VBIC after Closing, if any.
5.32. Amendment of VBIC Articles. Prior to Closing, Seller shall amend and cause VBIC to amend VBIC’s articles of incorporation to (i) reduce the authorized number of shares of VBIC capital stock from 1,500,000 to 750,000, and (ii) limit the geographic area in which VBIC may conduct its business to the Rio Grande Valley Market, the cities of Laredo and Corpus Christi, Texas, and Webb, Nueces and San Patricio Counties, Texas, and (iii) to require that any amendment of the bylaws shall require the unanimous consent and approval of all members of the VBIC board of directors and all of the shareholders.
5.33. School of Vocational Nursing. VBMC and VHS-H shall prepare and file with the TWC all applications required to obtain a certificate of approval and other required Permits under Chapter 132 to operate the LVN School substantially in the same manner that it is currently operated by VBMC, except for changes to the LVN School required by Chapter 132 for the LVN School to operate without its current exemption. VBMC and VHS-H shall use commercially reasonable efforts to obtain the certificate of approval from the TWC and all other required Permits required of Governmental Authorities, if any. VBMC shall also notify the Texas Board of Nursing of the proposed transfer of the LVN School. Upon and effective as of the first day of the month after obtaining all required Permits, including the TWC certificate of approval, VBMC shall transfer ownership of the LVN School to VHS-H. During the period between the Closing Date and the date the LVN School is transferred to VHS-H (the “Interim Period”), VBMC will continue to own and operate the LVN School in the ordinary course consistent with past practices and shall not make any changes in the organizational structure or reporting channels, or to the LVN School program or its curriculum, except as required by Legal Requirements to maintain the exemption from the application of Chapter 132 or to obtain the TWC certificate of approval. If during the Interim Period the cost of obtaining the required Permits and of operating the LVN School exceeds the income of the LVN School, VHS-H shall reimburse VBMC by the amount of the excess, and if during the Interim Period the income of the LVN School exceeds such cost, VBHS shall remit the excess to VHS-H. In addition to tuition and all other revenues actually earned by the LVN School during the Interim Period, and to compensate Buyer for the foregone cost report reimbursement that would otherwise be attributable to the Interim Period had the LVN School been owned by VHS-H during the Interim Period, for purposes of the preceding sentence the LVN School shall be deemed to have additional income during the Interim Period of $30,000 per month. Once the certificate of approval and other required Permits are received and the LVN School is transferred to VHS-H, VHS-H or one of its Affiliates shall employ all employees of the LVN School then employed by VBMC upon the terms and conditions applicable to the employment of the Hired Employees generally, and will assume the operations of, and all Assumed Contracts relating to, the LVN School.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER
The obligations of Seller to consummate the transactions contemplated by this agreement, including by taking the actions specified in section 8.02, are subject to the satisfaction on or before Closing of the following conditions, unless waived by Seller:
6.01. Representations; Covenants.
(a) Each of the representations and warranties of Buyer in this agreement that is qualified as to materiality was true and correct on and as of the date of this agreement, each of the other representations and warranties of Buyer was true and correct in all material respects on and as of the date of this agreement, each of the representations and warranties of Buyer in this agreement that is qualified as to materiality is true and correct on and as of the Closing Date, and each of the other representations and warranties of Buyer in this agreement is true and correct in all material respects on and as of the Closing Date.
(b) Each of the covenants to be complied with or performed by Buyer on or before Closing (other than actions to be taken at the Closing, including the delivery of the Closing Documents described in section 8.03) has been complied with and performed in all material respects.
6.02. Adverse Proceeding. No Proceeding by any Governmental Authority (including the Attorney General) has been instituted or threatened to restrain or prohibit the transactions contemplated by this agreement, no Governmental Authority (including the Attorney General) has taken any other action or made any request of Seller or Buyer as a result of which Seller reasonably and in good faith deems it inadvisable to proceed with the transactions contemplated by this agreement, and no order is in effect restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this agreement.
6.03. Pre-Closing Confirmations. Seller has received all consents, approvals, licenses and other authorizations of Governmental Authorities required for Seller to consummate the transactions contemplated by this agreement (other than Insurance Approvals), and that all applicable waiting periods under the HSR Act have expired or been terminated.
6.04. BGCT Approval. This agreement and the transactions contemplated by this agreement were approved by the BGCT.

6.05. Redemption of the Bonds/Satisfaction of the Indenture. All actions required to be taken and all conditions required to be satisfied in connection with the defeasance or redemption of all outstanding tax-exempt debt issued by or on behalf of Seller, and the satisfaction, discharge, release, and termination of all Trust Indentures and related documents (collectively, the “Indenture”) associated with such tax-exempt debt, and all Encumbrances created by or in connection with the Indenture, have been taken and satisfied. The Indenture and all Encumbrances created by or in connection with the Indenture shall have been satisfied, discharged and terminated, and Seller shall have received an opinion from McCall, Parkhurst and Horton L.L.P. or from a nationally recognized bond counsel to the effect that all conditions precedent to the foregoing have been satisfied and that Seller may transfer and convey the Assets to Buyer free and clear of the Indenture and all Encumbrances created by or in connection therewith.
6.06. Extraordinary Events. Neither Buyer nor Vanguard nor any Subsidiary of Vanguard that directly or indirectly holds any equity interest in Buyer (a) is in receivership or dissolution, (b) has made any assignment for the benefit of creditors, (c) has admitted in writing its inability to pay its debts as they mature, (d) has been adjudicated a bankrupt, (e) has filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state (and no such petition has been filed against Buyer or Vanguard or any Subsidiary of Vanguard that directly or indirectly holds any equity interest in Buyer), or (f) has entered into any Contract to do any of the foregoing on or after the Closing Date.
7. CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER
The obligations of Buyer to consummate the transactions contemplated by this agreement, including by taking the actions specified in section 8.03, are subject to the satisfaction on or before Closing of the following conditions, unless waived by Buyer:
7.01. Representations; Covenants.
(a) Each of the representations and warranties of Seller in this agreement that is qualified as to materiality was true and correct on and as of the date of this agreement, each of the other representations and warranties of Seller in this agreement was true and correct in all material respects on and as of the date of this agreement and each of the representations and warranties of Seller in this agreement (other than the representation in section 3.08(l)) is true and correct on and as of the Closing Date, disregarding all qualifiers and exceptions relating to materiality, except where the failure of the representations and warranties of Seller to be true and correct on and as of the Closing Date has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, (i) Losses of $10,000,000 or more, or (ii) an adverse effect on EBITDA of the Hospital Businesses of at least $2,000,000 on an annualized basis.
(b) Each of the covenants to be complied with or performed by Seller on or before Closing (other than actions to be taken at the Closing, including the delivery of the Closing Documents described in section 8.02) has been complied with and performed in all material respects.

7.02. Adverse Action or Proceeding. No Proceeding by any Governmental Authority (including the Attorney General) has been instituted or threatened to restrain or prohibit the transactions contemplated by this agreement, no Governmental Authority (including the Attorney General) has taken any other action or made any request of Seller or Buyer as a result of which Buyer reasonably and in good faith deems it inadvisable to proceed with the transactions contemplated by this agreement, and no order is in effect restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this agreement.
7.03. Pre-Closing Confirmations and Contractual Consents. Buyer has obtained documentation or other evidence reasonably satisfactory to Buyer that:
(a) Buyer has received confirmation from the Texas Department of State Health Services and other applicable Governmental Authorities that all Permits required to operate the Hospital Businesses will be transferred to or issued in the name of Buyer as of the Closing Date, without the imposition of any condition that is materially burdensome to the operation of the Hospital Businesses after Closing;
(b) Buyer has received reasonable assurances that the applicable Hospital Businesses that participate in the Government Payment Programs as of the date of this agreement will be qualified effective as of Closing to participate in the Government Payment Programs in which they participate as of the date of this agreement and will be entitled to receive payment under such Government Payment Programs for services rendered to qualified beneficiaries of such Government Payment Programs immediately after the Closing Date with respect to the Hospitals, and within a reasonable period of time after the Closing Date with respect to the other applicable Hospital Businesses;
(c) Buyer has received all other consents, approvals, licenses and other authorizations of Governmental Authorities required for Buyer to consummate the transactions contemplated by this agreement and all other material consents, approvals, licenses and other authorizations of Governmental Authorities required for Buyer to operate the Hospital Businesses after Closing (in each case other than Insurance Approvals);
(d) Seller has delivered to Buyer copies of consents to assignment of the Assumed Contracts that are listed on Schedule 7.03(d); and
(e) all applicable waiting periods under the HSR Act have expired or been terminated.
7.04. Extraordinary Events. Seller (a) is not in receivership or dissolution, (b) has not made any assignment for the benefit of creditors, (c) has not admitted in writing its inability to pay its debts as they mature, (d) has not been adjudicated a bankrupt, (e) has not filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state (and no such petition has been filed against any it), and (f) has not entered into any Contract to do any of the foregoing on or after the Closing Date.

7.05. Title Insurance Policies and Surveys. Buyer has received:
(a) One or more commitments from a title insurance company chosen by Buyer to issue as of the Closing Date ALTA extended coverage owner’s title insurance policies for the Owned Real Property, in amounts reasonably acceptable to Buyer, in form reasonably satisfactory to Buyer and with such endorsements as Buyer may reasonably require; and
(b) ALTA land title surveys of the Owned Real Property, in form reasonably satisfactory to Buyer and the title insurance company, from a firm designated by Buyer and certified to Buyer and the title insurance company.
7.06. Opinion of Seller’s Counsel. Buyer has received an opinion from counsel to Seller (who may be in-house counsel) dated as of the Closing Date and addressed to Buyer, in substantially the form attached as Schedule 7.06.
7.07. The Indenture. The Indenture and all Encumbrances created by or in connection with the Indenture shall have been satisfied, discharged and terminated, and Buyer shall be entitled to rely on the opinion of Seller’s bond counsel described in section 6.05.
7.08. Hill-Burton Facilities. No Encumbrance affects any of the Assets or Hospital Businesses relating to or arising under the Hill-Burton Act.
7.09. Acquisition of Imaging Partnerships. Buyer has acquired, directly or indirectly, substantially all of the assets owned by the Imaging Partnerships free and clear of all Encumbrances, such that the imaging center businesses formerly operated by the Imaging Partnerships will be operated as outpatient departments of the Hospitals from and after Closing.
7.10. Merger of VBRC; Rights of First Refusal. VBRC has merged into VB Realty Corporation and VBRC II, and any and all rights of first refusal or similar restrictions that purport to limit, restrict or condition the transfer of any Assets, including Seller’s interests in the Joint Ventures, to Buyer are satisfied or waived by the parties holding such rights.
8. CLOSING; TERMINATION OF AGREEMENT
8.01. Closing.
(a) Consummation of the sale and purchase of the Hospital Businesses and the Assets and the other transactions contemplated by this agreement (the “Closing”) will take place at the office of Seller at 10:00 a.m. on August 31, 2011, or if at such time any conditions to Closing set forth in articles 6 and 7 have not been satisfied (or waived by the parties entitled to the benefit thereof), on the third business day following satisfaction or waiver of such conditions, or at such time or place as the parties may mutually agree. The Closing shall be effective for all purposes as of 12:01 a.m. on the day immediately following the Closing Date.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Buyer, each of the Closing Documents and other items set forth in section 8.02, all in forms reasonably acceptable to Buyer and its counsel, and such Closing Documents, as appropriate, shall be duly executed by, and acknowledged on behalf of, each Seller designated therein to be party thereto. At the Closing, Vanguard and Buyer shall deliver, or cause to be delivered, to Seller, each of the Closing Documents and the consideration set forth in section 8.03, all in forms reasonably acceptable to Seller and its counsel, and such Closing Documents, as appropriate, shall be duly executed by, and acknowledged on behalf of, Vanguard and Buyer.
(c) All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken, executed and delivered simultaneously, and no proceedings will be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered. At the conclusion of the Closing, all Closing Documents shall be released to the recipients thereof and the Sellers shall deliver (or cause to be delivered) to Buyer control and possession of the Hospital Businesses and the Assets.
8.02. Action of Seller at Closing. At the Closing, Seller shall deliver to Buyer:
(a) special warranty deeds, duly executed by Seller in recordable form, conveying to Buyer fee simple title to the Owned Real Property, free and clear of Encumbrances other than the Permitted Real Property Encumbrances;
(b) assignment and assumption agreements duly executed by Seller conveying to Buyer all of Seller’s right, title and leasehold interest in and to the Leased Real Property;
(c) bills of sale and assignment duly executed by Seller conveying to Buyer good and valid title to all personal property Assets, free and clear of Encumbrances other than the Permitted Personal Property Encumbrances;
(d) assignments duly executed by Seller conveying to Buyer Seller’s interests in the Assumed Contracts;
(e) the Amended and Restated Operating Agreement duly executed by VBMC-B;
(f) the License Agreement, in the form attached as Exhibit D, duly executed by the Foundation, VBHH and VBHS;
(g) the Transition Services Agreement, in the form attached as Exhibit E, duly executed by VBHS, VBHH and the Foundation;
(h) the VBIC Shareholders Agreement duly executed by VBIH;
(i) the agreement and plan of merger, duly executed by VBRC II, pursuant to which the Merger is consummated;

(j) a memorandum of understanding or agreement between the LVN School and VHS-H duly executed by VBMC, pursuant to which LVN School students may have opportunities for clinical and observational education at VBMC;
(k) an employee lease agreement, duly executed by VBMC, pursuant to which Buyer leases to VBMC the chief nursing officer and chief executive officer of Valley Baptist Medical Center so that such persons may continue to serve during the Interim Period in their current roles with regard to the management, authority and reporting channels of the LVN School;
(l) a balance sheet of VBIC as of the Closing Date, certified by Seller’s chief financial officer as true and accurate, showing compliance with both the capital, surplus, minimum reserve, liquidity and other financial requirements of the insurance laws of the State of Texas and the Texas Department of Insurance applicable to the conduct of VBIC’s business, and with prudent actuarial practices;
(m) original or certified copies of the tail insurance policies required by section 5.29 and receipts evidencing payment of the premiums therefor;
(n) copies of resolutions duly adopted by the board of directors, trustees or shareholders of each Seller, as appropriate, authorizing and approving the execution and delivery of this agreement and the Closing Documents and the consummation of the transactions contemplated therein, certified as in full force and effect as of the Closing Date by the appropriate officers of such Seller;
(o) a certificate of a duly authorized officer of VBHS certifying that (i) each of the representations and warranties of Seller in this agreement that is qualified as to materiality was true and correct on and as of the date of this agreement, (ii) each of the other representations and warranties of Seller in this agreement was true and correct in all material respects on and as of the date of this agreement, (iii) each of the representations and warranties of Seller in this agreement (other than the representation in section 3.08(l)) is true and correct on and as of the Closing Date, disregarding all qualifiers and exceptions relating to materiality, except where the failure of the representations and warranties of Seller to be true and correct on and as of the Closing Date has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, (1) Losses of $10,000,000 or more, or (2) an adverse effect on EBITDA of the Hospital Businesses of at least $2,000,000 on an annualized basis and (iv) each of the covenants to be complied with or performed by Seller on or before Closing (other than actions to be taken at the Closing, including the delivery of the Closing Documents described in this section 8.02) has been complied with and performed in all material respects;
(p) copies of resolutions duly adopted by the board of directors and shareholders of VBRC, as appropriate, authorizing and approving the merger of VBRC into VB Realty Corporation and VBRC II, the Merger, the execution and delivery of the agreement and plan of merger, certified as in full force and effect as of the Closing Date by the appropriate officers of VBRC;

(q) certificates of incumbency for the officers of Seller executing this agreement and the Closing Documents;
(r) certificates of existence and good standing from the State of Texas, each dated no earlier than 15 days prior to the Closing Date;
(s) stock certificates and certificates or other appropriate instruments of transfer of the ownership interests in the Transferring Subsidiaries (other than VBIC), the Non-Profit Corporations and the Joint Ventures, duly endorsed for transfer to Buyer, and, to the extent obtained prior to Closing, any amendment to the operating agreement, bylaws or other governing documents of each Joint Venture that Buyer determines, in its reasonable discretion, is necessary to fully effectuate the transfer of the ownership interest in the Joint Ventures to Buyer;
(t) stock certificate(s) evidencing the VBIC Shares, duly endorsed for transfer to VHFC;
(u) written resignations of the directors and officers of (or persons holding comparable positions in) the Transferring Subsidiaries (except, with respect to VBIC, as provided in subsection 8.02(w)), effective on and as of the Closing Date;
(v) a certified copy of resolutions of the board of directors of VBIC reducing the size of the board of directors of VBIC to five, accompanied by written resignations of the directors and officers of VBIC effective on and as of the Closing Date, provided that one director may, at the discretion of Seller, continue to hold his or her membership on the VBIC board of directors;
(w) an original consent of the shareholders of VBIC executed by VBIH appointing the persons named on Schedule 8.02(w) as directors of VBIC effective upon and from and after the Closing;
(x) possession and custody of the original minute books and transfer ledgers for the Transferring Subsidiaries, the original minute books for the Non-Profit Corporations, and, to the extent in Seller’s possession or control, similar organizational books for the Joint Ventures;
(y) limited powers of attorney to permit Buyer to utilize Seller’s DEA registration numbers on a temporary basis until such time as Buyer obtains its own DEA registration numbers;
(z) a statement pursuant to section 1.1445-2(b)(2)(iv) of the Treasury Regulations under the Code, executed on behalf of each Seller conveying an interest in Owned Real Property to Buyer, certifying that such Seller is not a foreign corporation and is not otherwise a foreign person;
(aa) a list of source or access codes to computers, combinations to safes and the location of and keys to safe deposit boxes, if any, to the extent that the foregoing are included in the Assets;

(bb) certificates of title for all motor vehicles that are Assets;
(cc) UCC termination statements or other releases for all Encumbrances on the Assets not constituting Permitted Encumbrances, which termination statements and releases will be effective as of Closing; and
(dd) an “occasional sale” sales tax exemption certificate for the benefit of each appropriate Buyer; and
(ee) such other Closing Documents as Buyer deems reasonably necessary to consummate the transactions contemplated by this agreement.
8.03. Action of Buyer at Closing. At the Closing, Buyer shall deliver to Seller:
(a) the Cash Proceeds Payable to Seller, in accordance with section 2.05(d);
(b) an assumption agreement duly executed by Buyer pursuant to which Buyer assumes the Assumed Liabilities;
(c) the Amended and Restated Operating Agreement duly executed by VMC;
(d) the License Agreement, in the form attached as Exhibit D, duly executed by VHS2;
(e) the Transition Services Agreement, in the form attached as Exhibit E, duly executed by VHS2;
(f) the VBIC Shareholders Agreement duly executed by VHFC;
(g) the Management Services Agreement, duly executed by VHS2 and VMC;
(h) the Buyer Credit Agreement, duly executed by VHS2 (as borrower) and VHFC (as lender);
(i) the agreement and plan of merger, duly executed by Valley Realty;
(j) the memorandum of understanding or agreement between the LVN School and VHS-H, duly executed by VHS-H;
(k) the employee lease agreement described in section 8.02(k), duly executed by Buyer or its Affiliate;
(l) copies of resolutions duly adopted by the boards of directors, members or managers of Vanguard and Buyer, as appropriate, authorizing and approving the execution and delivery of this agreement and the Closing Documents and the consummation of the transactions contemplated therein, certified as in full force and effect as of the Closing Date by the appropriate officers of Vanguard and Buyer;

(m) certificates of a duly authorized officer of each of VHS2 and Vanguard certifying that each of the representations and warranties of Buyer in this agreement that is qualified as to materiality was true and correct on and as of the date of this agreement, that each of the other representations and warranties of Buyer in this agreement was true and correct in all material respects on and as of the date of this agreement, that each of the representations and warranties of Buyer in this agreement that is qualified as to materiality is true and correct on and as of the Closing Date, that each of the other representations and warranties of Buyer in this agreement is true and correct in all material respects on and as of the Closing Date, and that each of the covenants to be complied with or performed by Buyer on or before Closing (other than actions to be taken at the Closing, including the delivery of the Closing Documents described in this section) has been complied with and performed in all material respects;
(n) copies of resolutions duly adopted by the board of directors and members of Valley Realty, as appropriate, authorizing and approving the Merger, the execution and delivery of the agreement and plan of merger, certified as in full force and effect as of the Closing Date by the appropriate officers of Valley Realty;
(o) certificates of incumbency for the officers of Vanguard and Buyer executing this agreement and the Closing Documents;
(p) an original consent of the shareholders of VBIC executed by VHFC appointing the persons named on Schedule 8.02(w) as directors of VBIC effective upon and from and after the Closing;
(q) certificates of existence and good standing of Vanguard and Buyer from the state in which it is incorporated or formed, each dated no earlier than 15 days prior to the Closing Date; and
(r) such other Closing Documents as Seller deems reasonably necessary to consummate the transactions contemplated by this agreement.
8.04. Termination Before Closing.
(a) Before the Closing, this agreement may be terminated, and the transactions contemplated by this agreement abandoned, upon notice by the terminating party to the other parties, solely in the following circumstances:
(i) by mutual consent of Buyer and Seller;
(ii) by Buyer in accordance with section 5.12(a) (if and when permitted thereby);
(iii) by Buyer, if (A) Buyer is not then in material breach of this agreement and (B) one of the following has occurred: (1) Seller fails to consummate the transactions contemplated by this agreement (including by failing to execute and deliver any of the Closing Documents pursuant to section 8.02) when all of the conditions to the obligations of Seller to consummate the transactions contemplated by this agreement have been satisfied, or (2) the satisfaction prior to the End Date of any condition to the obligations of Buyer to consummate the transactions contemplated by this agreement becomes impossible or impracticable with the use of commercially reasonable efforts (and the impossibility or impracticality of such conditions being satisfied has not resulted from any breach of this agreement by Buyer), or (3) the End Date has passed (and the failure of the Closing to occur by the End Date did not result from any breach of this agreement by Buyer); or

(iv) by Seller, if (A) Seller is not then in material breach of this agreement and (B) one of the following has occurred: (1) Buyer fails to consummate the transactions contemplated by this agreement (including by failing to execute and deliver any of the Closing Documents or deliver the Cash Proceeds Payable to Seller pursuant to section 8.03) when all of the conditions to the obligations of Buyer to consummate the transactions contemplated by this agreement have been satisfied, or (2) the satisfaction prior to the End Date of any condition to the obligations of Seller to consummate the transactions contemplated by this agreement becomes impossible or impracticable with the use of commercially reasonable efforts (and the impossibility or impracticality of such conditions being satisfied has not resulted from any breach of this agreement by Seller), or (3) the End Date has passed (and the failure of the Closing to occur by the End Date did not result from any breach of this agreement by Seller).
The “End Date” shall be September 30, 2011; provided that if, as of such date, all of the conditions to the obligations of each party to consummate the transactions contemplated by this agreement have been satisfied (or waived by each party entitled to the benefit thereof) other than the receipt of one or more consents, approvals, licenses and other authorizations of Governmental Authorities and/or the expiration or termination of all applicable waiting periods under the HSR Act, then either Buyer or Seller shall have the right, exercisable by giving written notice to the other, to extend the End Date to a date that is not later than December 31, 2011.
(b) If this agreement is validly terminated pursuant to this section, this agreement will be null and void, and there will be no liability on the part of any party pursuant to this agreement, except that (i) upon termination of this agreement pursuant to subparagraphs (ii), (iii) or (iv) of section 8.04(a), Seller will remain liable to Buyer and Buyer will remain liable to Seller for any breach of their respective obligations existing at the time of such termination, and each party may seek such remedies or damages against the other with respect to any such breach as are provided in this agreement or as are otherwise available at law or in equity and (ii) the expense allocation provisions of section 5.21 and the confidentiality provisions of section 11.19 shall remain in full force and effect and survive any termination of this agreement.

9. INDEMNIFICATION
9.01. Indemnification by Seller. Subject to the conditions and limitations, and solely to the extent, provided in this article, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer’s Indemnified Persons, and each of them, from and against any Losses incurred or suffered by Buyer’s Indemnified Persons, directly or indirectly, as a result of or arising from:
(a) any inaccuracy in any representation or warranty of Seller set forth in this agreement or in any Closing Document to which Seller is a party, whether or not Buyer’s Indemnified Persons relied thereon or had knowledge thereof, provided that, in determining whether there has been any such inaccuracy, any qualification as to materiality included in any representation or warranty shall not be taken into account;
(b) the nonfulfillment of any covenant of Seller set forth in this agreement or in any Closing Document to which Seller is a party; and
(c) the Excluded Liabilities.
9.02. Seller’s Limitations.
(a) Seller will have no liability under section 9.01(a) and no claim will accrue against Seller under section 9.01(a) unless and until the total amount of Losses that would otherwise be indemnifiable by Seller in respect of claims arising under section 9.01(a) exceeds $500,000 (the “Seller Deductible”) in the aggregate, at which time Buyer’s Indemnified Persons shall be entitled to indemnification for all Losses under section 9.01(a) in excess of the Seller Deductible, provided that there shall be no minimum Loss requirement, and liability of Seller shall arise from and after $1.00 of Losses, in respect of Losses resulting from Seller’s intentional misrepresentation or fraud. In addition, Seller will have no liability under section 9.01(a) or section 9.01(b) and no claim arising under section 9.01(a) or section 9.01(b) will accrue against Seller unless Buyer’s Indemnified Person’s claim for indemnification is made against Seller during the period in which the representation or covenant in respect of which the claim is made survives, as provided in section 9.06.
(b) The aggregate liability of Seller to Buyer’s Indemnified Persons for indemnification under section 9.01(a) shall not exceed ten percent (10%) of the Cash Proceeds Payable to Seller, except that (i) there shall be no limitation of Seller’s liability for indemnification under section 9.01(a) in respect of Losses resulting from Seller’s intentional misrepresentation or fraud and (ii) the aggregate liability of Seller to Buyer’s Indemnified Persons for indemnification under section 9.01(a) in respect of Losses arising from any inaccuracy in the Title Representations, when added to the aggregate liability of Seller to Buyer’s Indemnified Persons for indemnification under section 9.01(a) in respect of Losses arising from inaccuracies in all other representations and warranties, shall not exceed one hundred percent (100%) of the amount that is equal to the Cash Proceeds Payable to Seller minus the aggregate amount paid by Seller to defease the bonds under the Indenture and minus the out-of-pocket fees and expenses paid by Seller in connection with the transactions contemplated by this agreement and, if such Losses do exceed such amount, VBMC-B’s membership interest in VHS2 and stock interest in VBIC based on its fair market value at such time, shall be subject to reduction to the extent of such excess Losses.

(c) Any indemnification payment that is made by Seller under section 9.01(a) in respect of Losses that are incurred or suffered by VHS2 or any Subsidiary or Investment of VHS2, including the Transferring Subsidiaries and Non-Profit Corporations after Closing (such Losses, “Direct Buyer Losses”) shall be paid by Seller only to VHS2 or such Subsidiary or Investment, and Seller shall have no indemnification obligation to any other Buyer’s Indemnified Persons with respect to any such Direct Buyer Losses.
(d) If Buyer’s condition precedent described in section 7.01(a) is not satisfied, but is waived by Buyer, and Buyer is willing to consummate the Closing notwithstanding the failure of such condition to be satisfied, the aggregate amount of Losses for which Buyer’s Indemnified Persons shall be entitled to be indemnification pursuant to section 9.01(a) with respect to the matters causing such condition to not be satisfied shall not exceed, in the aggregate, $10,000,000 (such amount to be calculated after giving effect to the application of such Losses against the Seller Deductible).
9.03. Indemnification by Buyer. Subject to and to the extent provided in this article, from and after the Closing Date, Buyer shall indemnify, defend and hold harmless Seller’s Indemnified Persons, and each of them, from and against any Losses incurred or suffered by Seller’s Indemnified Persons, directly or indirectly, as a result of or arising from:
(a) the inaccuracy in any representation or warranty of Vanguard, VMC or Buyer set forth in this agreement or in any Closing Document to which such Person is a party, whether or not Seller’s Indemnified Persons relied thereon or had knowledge thereof, provided that, in determining whether there has been any such inaccuracy, any qualification as to materiality included in any representation or warranty shall not be taken into account;
(b) the nonfulfillment of any covenant of Vanguard, VMC or Buyer in this agreement or in any Closing Document to which Vanguard, VMC or Buyer is a party;
(c) the Assumed Liabilities; and
(d) the ownership by Buyer of the Assets or the operation by Buyer of the Hospital Businesses after the Closing.
9.04. Buyer’s Limitations; Payment of Certain Claims.
(a) Buyer will have no liability under section 9.03(a) and no claim will accrue against Buyer under section 9.03(a) unless and until the total amount of Losses that would otherwise be indemnifiable by Buyer in respect of claims arising under section 9.03(a) exceeds $500,000 (the “Buyer Deductible”) in the aggregate, at which time Seller’s Indemnified Persons shall be entitled to indemnification for all Losses under section 9.03(a) in excess of the Buyer Deductible, provided that there shall be no minimum Loss requirement, and liability of Buyer shall arise from and after $1.00 of Losses, in respect of Losses resulting from any intentional misrepresentation or fraud by Vanguard or Buyer. In addition, Buyer will have no liability under section 9.03(a) or section 9.03(b) and no claim arising under section 9.03(a) or section 9.03(b) will accrue against Buyer unless Seller’s Indemnified Person’s claim for indemnification is made against Buyer during the period in which the representation or covenant in respect of which the claim is made survives, as provided in section 9.06.

(b) Buyer’s obligation and liability to indemnify and hold harmless Seller’s Indemnified Persons from and against Losses incurred or suffered by Seller’s Indemnified Persons, directly or indirectly, as a result of or arising from the matters described in section 9.03(a) or section 9.03(b) (but the latter section solely with respect to any nonfulfillment by Vanguard, VMC or Buyer of a covenant in this agreement that occurred prior to the Closing) shall be paid or funded wholly by VHFC or another Subsidiary of Vanguard other than VHS2 and its Subsidiaries (in recognition of the fact that such Losses were caused at a time when Seller had no direct or indirect ownership interest in Buyer but would be indemnified through cash payments made at a time when Seller has (or may have) a direct or indirect ownership interest in Buyer).
9.05. Notice and Procedure. All claims for indemnification by any Indemnitee against an Indemnifying Party under this article shall be asserted and resolved as follows:
(a) Third Party Claims.
(i) If the basis for any claim for indemnification against an Indemnifying Party pursuant to this article is a claim or demand made against an Indemnitee by a Person other than Buyer’s Indemnified Person or Seller’s Indemnified Person (a “Third Party Claim”), the Indemnitee shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party (with copies of all relevant written documentation, including papers served, if any, and a reasonably accurate summary of any relevant oral discussions with such third party) specifying the nature of and alleged basis for the Third Party Claim and, to the extent then feasible and known, the alleged amount or the estimated amount of the Third Party Claim. If the Indemnitee fails to deliver the Claim Notice (and related materials) to the Indemnifying Party within 15 days after the Indemnitee receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnitee with respect to such Third Party Claim if and only to the extent that the Indemnifying Party’s ability to defend the Third Party Claim or otherwise minimize the Losses for which the Indemnifying Party must indemnify the Indemnitee has been prejudiced by such failure. The Indemnifying Party will notify the Indemnitee within 15 days after receipt of the Claim Notice by the Indemnifying Party (the “Notice Period”) whether the Indemnifying Party elects, at the sole cost and expense of the Indemnifying Party, to assume the defense of the Indemnitee against the Third Party Claim. The assumption by the Indemnifying Party of the defense of the Third Party Claim constitutes an admission by the Indemnifying Party that the claim is one for which the Indemnifying Party is ultimately liable under this article subject to the applicable limitations otherwise set forth in this article.

(ii) If the Indemnifying Party notifies the Indemnitee within the Notice Period that the Indemnifying Party elects to assume the defense of the Indemnitee against the Third Party Claim, then the Indemnifying Party will defend, at its sole cost and expense, the Third Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted by the Indemnifying Party to a final conclusion or settled, at the discretion of the Indemnifying Party (with the consent of the Indemnitee, which consent shall not be unreasonably withheld with respect to any settlement that does not include any non-monetary relief). The Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided that, prior to the Indemnitee’s receipt of the Indemnifying Party’s notice that it elects to assume such defense, the Indemnitee may file, at the sole cost and expense of the Indemnitee, any motion, answer or other pleading that the Indemnitee reasonably deems necessary to protect its interests and that is not prejudicial to the Indemnifying Party (it being understood that, except as provided in section 9.05(a)(ii), if an Indemnitee takes any such action that is prejudicial to the Indemnifying Party, the Indemnifying Party will be relieved of its obligations hereunder with respect to that portion of the Third Party Claim (or the Losses attributable thereto) prejudiced by the Indemnitee’s action); and provided further that, if requested by the Indemnifying Party, the Indemnitee shall reasonably cooperate, at the sole cost and expense of the Indemnifying Party, with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest or, if related to the Third Party Claim, in making any counterclaim or cross-claim against any Person (other than the Indemnitee or its Affiliates). The Indemnitee may participate in, but not control, any defense or settlement of any Third Party Claim assumed by the Indemnifying Party pursuant to this section 9.05(a)(ii) and, except in respect of cooperation requested by the Indemnifying Party as provided in the preceding sentence, the Indemnitee will bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of the Third Party Claim on behalf of the Indemnitee if (1) the Persons against whom the Third Party Claim is made, or any impleaded Persons, include both one or more Buyer’s Indemnified Persons and one or more Seller’s Indemnified Persons, and (2) representation of all of such Persons by the same counsel creates an actual or potential conflict of interest that, after giving effect to any waivers made by such Persons, would breach or violate the ethical rules applicable to such counsel, in which case the Indemnitee shall have the right to defend the Third Party Claim on its own behalf and to employ counsel at the expense of the Indemnifying Party.
(iii) If the Indemnifying Party fails to notify the Indemnitee within the Notice Period that the Indemnifying Party intends to defend the Indemnitee against the Third Party Claim, or if the Indemnifying Party gives such notice but fails to diligently prosecute or settle the Third Party Claim, or if the Indemnifying Party is precluded by the last sentence of section 9.05(a)(ii) from assuming the defense of such Third Party Claim, then (A) the Indemnitee will defend the Third Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted by the Indemnitee to a final conclusion or settled at the discretion of the Indemnitee (provided, however, that no Indemnifying Party shall be liable to any Indemnitee for any Losses arising from any settlement that is made or entered into without an Indemnifying Party’s prior, written consent, such consent not to be unreasonably withheld) and (B) subject to section 9.05(a)(iv), the out-of-pocket costs and expenses reasonably incurred in good faith by the Indemnitee in the defense of such Third Party Claim will be paid by the Indemnifying Party. The Indemnitee will have full control of such defense and proceedings, including any compromise or settlement thereof (subject to the proviso in the first sentence of this clause (iii)), provided that, if requested by the Indemnitee, the Indemnifying Party shall reasonably cooperate, at the sole cost and expense of the Indemnifying Party, with the Indemnitee and its counsel in contesting the Third Party Claim which the Indemnitee is contesting or, if related to the Third Party Claim in question, in making any counterclaim or cross-claim against any Person (other than the Indemnifying Party or its Affiliates).

(iv) Notwithstanding the foregoing section 9.05(a)(iii), if the Indemnifying Party notifies the Indemnitee within the Notice Period that the Indemnifying Party disputes its obligation to indemnify the Indemnitee against the Third Party Claim, and such dispute is resolved pursuant to section 9.05(c) in favor of the Indemnifying Party, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnitee’s defense pursuant to section 9.05(a)(iii) and the Indemnitee will reimburse the Indemnifying Party in full for all such costs and expenses.
(b) First Party Claims.
(i) If any Indemnitee has a claim against any Indemnifying Party that is not a Third Party Claim, the Indemnitee shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party specifying the nature of and specific basis for the claim and, to the extent then feasible, the amount or the estimated amount of the claim. If the Indemnifying Party does not notify the Indemnitee within 30 days following its receipt of the Indemnity Notice that the Indemnifying Party disputes its obligation to indemnify the Indemnitee hereunder, the claim will be presumed to be a liability of the Indemnifying Party hereunder.
(ii) Upon receipt of any Indemnity Notice, the Indemnifying Party will be entitled to request in writing and receive from the Indemnitee a reasonable extension of the 30-day period in which to respond pursuant to section 9.05(b)(i) for the purpose of investigating the claims made therein or the proper amount thereof. The Indemnitee, to the extent requested by the Indemnifying Party, shall reasonably cooperate, at the sole cost and expense of the Indemnifying Party, with the Indemnifying Party’s investigation of such claims or the proper amount thereof.
(c) Resolution of Disputes. If the Indemnifying Party timely disputes, or is deemed to have disputed, its liability with respect to a claim described in a Claim Notice or an Indemnity Notice, the Indemnifying Party and the Indemnitee shall proceed promptly and in good faith to negotiate a resolution of such dispute within 60 days following receipt by the Indemnifying Party of the Claim Notice or Indemnity Notice and, if such dispute is not resolved through negotiations during such 60-day period, it shall be resolved pursuant to article 10 and, if not resolved thereby, by other appropriate legal process.

(d) Payment of Indemnifiable Losses. Subject to the terms of any final order entered by a court of competent jurisdiction, the Indemnifying Party shall pay the amount of any indemnifiable Losses to the Indemnitee within 30 days following the later to occur of (i) the date on which such indemnifiable Losses are incurred or sustained by the Indemnitee or (ii) the date on which the Indemnifying Party has acknowledged its liability for such indemnifiable Losses. Indemnifiable Losses not paid when so due shall accrue interest from (and including) the date on which such indemnifiable Losses were incurred or sustained by the Indemnitee until (but excluding) the date on which such amount is paid, at the interest rate provided in section 11.17.
(e) Certain Disclaimers. Any estimated amount of a claim submitted in a Claim Notice or an Indemnity Notice shall not be conclusive of the final amount of such claim, and the giving of a Claim Notice when an Indemnity Notice is properly due, or the giving of an Indemnity Notice when a Claim Notice is properly due, shall not impair such Indemnitee’s rights hereunder. Notice of any claim comprised in part of Third Party Claims and claims that are not Third Party Claims shall be appropriately bifurcated and given pursuant to each of section 9.05(a)(i) and section 9.05(b)(i), as applicable.
9.06. Survival of Representations and Warranties; Indemnity Periods. Notwithstanding any right of Buyer to investigate the Hospital Businesses or any right of any party to investigate the accuracy of the representations and warranties of the other party in this agreement, or any actual investigation by or knowledge of a party, Seller has, on the one hand, and Buyer has, on the other hand, the right to rely fully upon the representations, warranties and covenants of the other in this agreement. The representations, warranties and covenants of Seller and Buyer in this agreement respectively will survive the Closing (a) indefinitely with respect to matters covered by sections 2.04, 3.01, 4.01, 9.01(c), 9.03(c), 9.03(d) and 11.13, (b) until 60 days after the expiration of all applicable statutes of limitations (including all periods of extension) with respect to matters covered by sections 3.05, 3.07, 3.13, 3.17, 3.22, 3.23, 3.24, 3.26, 3.27, 3.28, 3.29, 4.06, 4.07, 4.09, 4.10, 4.11 and 4.13, and (c) until December 31, 2013 in the case of all other representations, warranties and covenants, except that:
(i) the right to indemnification with respect to any claim relating to a breach or default of any representation and warranty whose survival expires in accordance with clause (b) or (c) above will continue to survive if a Claim Notice or an Indemnity Notice with respect to such claim has been given on or before such expiration of such representation or covenant, until the claim for indemnification has been satisfied or otherwise resolved as provided in this article (but no further claims pursuant to any such representation and warranty may be made after the stated period of survival);
(ii) in the event of intentional misrepresentation or fraud in the making of any representation and warranty, or intentional nonfulfillment or breach of any covenant in this agreement or any Closing Document, all representations, warranties and covenants that are the subject of the intentional misrepresentation, fraud or intentional nonfulfillment or breach shall survive until 60 days after the expiration of all applicable statutes of limitations (including all periods of extension) with respect to claims made for such intentional misrepresentation, fraud or intentional nonfulfillment or breach; and

(iii) covenants to be performed or complied with after the Closing Date will survive the Closing for the term specified therein, or, if no term is specified, indefinitely.
9.07. Mitigation. Each Indemnitee shall take all commercially reasonable steps to mitigate its Losses upon and after becoming aware of any event or condition that has given rise to any Losses for which it may be indemnified pursuant to this agreement. The amount of Losses for which an Indemnitee may make an indemnification claim pursuant to this agreement shall be reduced by any amounts actually recovered by the Indemnitee under insurance policies or other collateral sources (such as contractual indemnities of any Person that are contained outside of this agreement or the Closing Documents) with respect to such Losses. Each Indemnitee must use commercially reasonable efforts to obtain recovery under such insurance policies or other collateral sources. To the extent that any payment received by an Indemnitee under any insurance policy or other collateral source was not previously taken into account to reduce the amount of indemnifiable Losses paid to such Indemnitee, such Indemnitee shall promptly pay over to the Indemnifying Party the amount so recovered or realized (after deducting therefrom the full amount of the expenses incurred by the Indemnitee in procuring such recovery or realization), but such amount paid over to the Indemnifying Party shall not exceed the sum of (a) the amount previously paid by the Indemnifying Party to the Indemnitee in respect of such matter plus (b) the amount expended by the Indemnifying Party in pursuing or defending any third party claim arising out of such matter. Notwithstanding the foregoing, no Indemnitee shall be required to seek recovery under any insurance policy issued by, or other collateral source that is, an Affiliate of the Indemnitee.
9.08. Disclaimer of Special Damages. Notwithstanding anything to the contrary set forth in this agreement, no Indemnifying Party or other party to this agreement shall be liable to or otherwise responsible to any Indemnitee or other Person for exemplary, punitive, consequential, indirect, incidental or other special damages (including loss of revenue, income or profits, loss in value of assets or securities) for any matter indemnifiable hereunder or otherwise arising out of or relating to this agreement or the transactions contemplated hereby.
9.09. Exclusive Remedy. From and after the Closing, the rights to indemnification pursuant to this article will be the sole and exclusive remedy of the parties to this agreement with respect to any and all matters arising out of or relating to this agreement or the transactions contemplated hereby (excepting only equitable relief sought pursuant to section 11.02). This section does not preclude or limit the operation of article 10 with respect to any dispute covered thereby nor does this section preclude or limit any party from initiating or otherwise participating in any Proceeding otherwise permitted by this agreement to interpret or enforce the parties’ respective rights, remedies and obligations pursuant to this article.

10. ALTERNATE DISPUTE RESOLUTION
10.01. Agreement to Use the Procedure. If a dispute arises after the Closing between Vanguard and Buyer, on the one hand (which, for purposes of this article, will collectively be one party to the ADR), and Seller and the Foundation, on the other hand (which, for purposes of this article, will collectively also be one party to the ADR), that arises out of or is related to this agreement or the Closing Documents or the transactions contemplated by this agreement, the parties shall utilize the procedures specified in this article except (i) in connection with disputes relating to the Purchase Price Adjustment, in which event section 2.05 shall be utilized, (ii) that any party shall be entitled to seek equitable relief as provided by section 11.02 without first utilizing the procedures specified in this article and (iii) when otherwise expressly provided elsewhere in this agreement.
10.02. Initiation of the Procedure. A party seeking to initiate these procedures (the “Initiating Party”) shall give written notice to the other party or parties, describing briefly the nature of the dispute and its claim and identifying an individual with authority to settle the dispute on its behalf. The party receiving such notice (the “Responding Party”) shall have ten days within which to designate, in a written notice given to the Initiating Party, an individual with authority to settle the dispute on its behalf. The individuals so designated shall be known as the “Authorized Individuals.”
10.03. Unassisted Settlement. The Authorized Individuals shall make such investigations as they deem appropriate and promptly thereafter (but in no event later than 15 days from the date the Initiating Party’s notice is given) shall commence discussions concerning resolution of the dispute. If the dispute has not been resolved within 30 days from the commencement of discussions (such 30th day being the “Submission Date”), it shall be submitted to alternative dispute resolution (the “ADR”) as provided below.
10.04. Selection of the Neutral. The parties shall have ten days from the Submission Date to select a mutually acceptable Person who is not an Affiliate or employee of any party to this agreement, and who has not had any other material relationship with any party to this agreement during the five year period preceding the Submission Date, to resolve the dispute (the “Neutral”). If no Neutral has been selected within such time, any party to the dispute may request that the American Arbitration Association, the Center for Public Resources, or another mutually agreed-upon provider of neutral dispute resolution services supply within ten days a list of potential Neutrals with qualifications specified by the parties. Within five days after receipt of the list, the parties shall independently rank the proposed candidates, simultaneously exchange rankings and select as the Neutral the individual receiving the highest combined ranking who is available to serve.
10.05. Time and Place for the ADR. In consultation with the Neutral, the parties shall promptly designate a mutually convenient time and place for the ADR (and unless circumstances require otherwise, such time shall be no later than 60 days after selection of the Neutral).
10.06. Exchange of Information. If any party has a substantial need for information in the possession of the other party (or its Affiliates) in order to prepare for the ADR, the parties shall attempt in good faith to agree on procedures for the expeditious exchange of such information, with the help of the Neutral if necessary.

10.07. Summary of Views. One week before the first scheduled session of the ADR, each party shall deliver to the Neutral and to the other party a concise written summary of its views on the matter in dispute, such summary not to exceed ten pages in length.
10.08. Staffing the ADR. In the ADR, each party shall be represented by the Authorized Individual and by not more than two counsel (who may be in house counsel). In addition, each party may bring such other Persons (the maximum number of which shall be agreed by the parties in advance) as may be needed to respond to questions, contribute information and participate in the negotiations, with the assistance of the Neutral, if necessary.
10.09. Conduct of the ADR. The parties, in consultation with the Neutral, will agree upon a format for the meetings designed to assure that the Neutral and the Authorized Individuals have an opportunity to hear an oral presentation of each party’s views on the matter in dispute, and that the Authorized Individuals attempt to negotiate a resolution of the matter in dispute, with or without the assistance of counsel or others, but with the assistance of the Neutral. To this end, the Neutral is authorized to conduct both joint meetings and separate private caucuses with the parties. The Neutral will keep confidential all information learned in private caucus with either party unless specifically authorized by such party to make disclosure of the information to the other party.
10.10. The Neutral’s Views. The Neutral shall (a) unless requested not to do so by the parties, provide his opinion to the parties on the probable outcome should the matter be litigated, and (b) if requested to do so by the parties, make one or more recommendations as to the terms of a possible settlement, upon any conditions imposed by the parties (including a minimum and maximum amount). The Neutral shall base his opinions and recommendations on information then available to the parties, excluding only such information disclosed by any party to the Neutral in confidence but not disclosed to the other party or parties. The opinions and recommendations of the Neutral shall not be binding on the parties.
10.11. Termination of the Procedure. The parties shall participate in the ADR to its conclusion (as designated by the Neutral) and not terminate negotiations concerning resolution of the matters in dispute until at least ten days thereafter. No party shall commence a lawsuit or seek other remedies before the conclusion of the 10-day post-ADR negotiation period, provided that either party may commence litigation (a) within five days before the date after which the commencement of litigation could be barred by an applicable statute of limitations or doctrine of laches or any applicable contractual limitation on survival set forth in section 9.06 or (b) at any time in order to request a temporary restraining order or preliminary injunction to prevent irreparable harm or any other equitable remedy provided by section 11.02, in which event the parties may mutually agree to continue (unless prohibited by court order) to participate in the ADR to its conclusion.
10.12. Fees of the Neutral; Disqualification. The parties shall share the fees of the Neutral equally. The Neutral shall be disqualified as a witness, consultant, expert or counsel for either party with respect to the matters in dispute and any litigation or other matters relating thereto.

10.13. Confidentiality. The procedures described above are intended to constitute a compromise negotiation for purposes of the Federal Rules of Evidence and state rules of evidence. The entire procedure is confidential, and no stenographic, visual or audio record shall be made. All conduct, statements, promises, offers, views and opinions, whether oral or written, made in the course of the procedure by any party, its agents, employees, representatives or other invitees, and by the Neutral (who will be the parties’ joint agent for purposes of the procedure) are confidential and, where appropriate, shall be deemed to be work product and privileged. Such conduct, statements, promises, offers, views and opinions shall not be discoverable or admissible for any purposes, including impeachment, in any litigation or other proceeding involving the parties, and shall not be disclosed to anyone not an agent, employee, expert, witness or representative of any party, provided that evidence otherwise discoverable or admissible is not excluded from discovery or admission as a result of its use in the procedure.
11. GENERAL
11.01. Attachments; Schedules.
(a) The Schedules and exhibits attached to this agreement are integral parts of this agreement and are incorporated herein by this reference as if fully set forth in this agreement. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made in this agreement unless the Schedule identifies the exception with reasonable particularity and, without limiting the generality of the foregoing, the mere listing of a document as an exception to any representation and warranty shall not be deemed to disclose the contents of such document as an exception to any representation or warranty (but shall be adequate to disclose the existence of the document itself).
(b) At or prior to Closing, Seller shall supplement the Schedules, deliver new Schedules or deliver written disclosures as necessary to make each of the representations and warranties of Seller contained in article 3 that is qualified as to materiality true and correct on and as of the Closing Date and each of the other representations and warranties of Seller contained in article 3 true and correct in all material respects on and as of the Closing Date; provided that, without Buyer’s written consent, (i) Seller may not supplement any Schedule relating to the representations in section 3.06 pertaining to the Financial Statements, (ii) the disclosures included in the supplements shall speak as of the date the supplements are given and shall not have the effect of retroactively modifying the Schedule to which it relates, and (iii) no such supplement or written disclosure shall disclose any circumstance or event that results in or is reasonably expected to result in, individually or in the aggregate, (A) Losses of $10,000,000 or more, or (B) an adverse effect on EBITDA of the Hospital Businesses of at least $2,000,000 on an annualized basis.

11.02. Equitable Remedies. Each party acknowledges and agrees that its breach of this agreement, or its failure to perform its obligations pursuant to this agreement in accordance with its specific terms, would cause each other party to suffer irreparable damage or injury that would not be fully compensable by money damages, or the exact amount of which may be impossible to determine, and, therefore, such other parties would not have an adequate remedy available at law. Accordingly, each party agrees that each other party shall be entitled to seek specific performance, injunctive and/or other equitable relief from any court of competent jurisdiction (without the necessity of posting bond) as may be necessary or appropriate to enforce specifically this agreement and the terms and provisions hereof and to prevent or curtail any breach (or threatened breach) of the provisions of this agreement. Such equitable remedies shall not be the exclusive remedy of any party for any such breach or failure to perform by another party, but shall be in addition to all other remedies available to such party at law or in equity (the availability of which remedies shall be, after the Closing, subject to the applicable limitations set forth in articles 9 and 10).
11.03. Tax and Government Payment Program Effect. None of the parties (nor such parties’ counsel or accountants) has made or is making in this agreement any representation to any other party (or such party’s counsel or accountants) concerning any of the Tax or Government Payment Program effects or consequences on the other party of the transactions provided for in this agreement. Each party represents that it has obtained, or may obtain, independent Tax and Government Payment Program advice with respect thereto and upon which it, if so obtained, has solely relied.
11.04. Reproduction of Documents. This agreement and all documents relating hereto, including consents, waivers and modifications that may hereafter be executed, the Closing Documents, financial statements, certificates and other information previously or hereafter furnished to any party, may be reproduced by any party by any photographic, microfilm, electronic or similar process. The parties stipulate that any such reproduction, when rendered in physical form and constituting an identical representation of the original, shall be admissible in evidence as the original itself in any judicial, arbitral or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the ordinary course of business).
11.05. Consented Assignment. Notwithstanding anything in this agreement to the contrary, this agreement shall not constitute an agreement to assign any Assumed Contract, claim or other right if the assignment or attempted assignment thereof without the consent of another Person would (i) constitute a breach thereof, (ii) be ineffective or render the Contract, claim or right void or voidable, or (iii) in any material way affect the rights of Seller thereunder (or the rights of Buyer thereunder following any such assignment or attempted assignment). In any such event, until the requisite consent is obtained, Seller shall cooperate, at Buyer’s expense, in any reasonable arrangement designed to provide for Buyer the benefits under any such Contract, claim or right, including enforcement of any and all rights of Seller against the other Person arising out of the breach or cancellation by such other Person or otherwise. After Closing, the parties shall continue to use commercially reasonable efforts to obtain the consent to the assignment of such Contract, claim or right.
11.06. Time of Essence. Time is of the essence in the performance of this agreement, provided that, if the day on or by which a notice must or may be given, or the performance of any party’s obligation is due, is a Saturday, Sunday or other day on which banks in Harlingen, Texas are permitted or required to be closed, then the day on or by which such notice must or may be given, or that such performance is due, shall be extended to the first day thereafter that is not a Saturday, Sunday or other day on which banks in Harlingen, Texas are permitted or required to be closed.

11.07. Consents, Approvals and Discretion. Except as expressly provided to the contrary in this agreement, whenever this agreement requires any consent or approval to be given by any party or any party must or may exercise discretion, such consent or approval shall not be unreasonably withheld or delayed and such discretion shall be reasonably exercised.
11.08. Choice of Law. This agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to any conflicts of laws rules (whether of the State of Texas or any other jurisdiction).
11.09. Succession and Assignment. This agreement and all of the provisions hereof shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Neither this agreement nor any of the rights, interests or obligations of any party under this agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of each other party, and any such assignment without such prior written consent shall be null and void.
11.10. Third Party Beneficiary. This agreement (including provisions regarding employee and employee benefit matters) and the Closing Documents are intended solely for the benefit of the parties to this agreement (and their respective successors and permitted assigns) and (solely in their capacities as Indemnified Persons) Buyer’s Indemnified Persons and Seller’s Indemnified Persons, and are not intended to confer third-party beneficiary rights upon any other Person (or, in the case of Buyer’s Indemnified Persons and Seller’s Indemnified Persons, to such Persons in any other capacity). Any reference in this agreement to one or more Employee Benefit Plans of Buyer includes provisions, if any, in such plans permitting their termination or amendment and any covenant in this agreement to provide any Employee Benefit Plan shall not be deemed or construed to limit Buyer’s right to terminate or amend such plan of Buyer in accordance with its terms.
11.11. Waiver of Breach, Right or Remedy. The waiver by any party of (a) any breach or violation by another party of any provision of this agreement, (b) any condition to the obligations of such party to consummate the transactions contemplated by this agreement, or (c) any other right or remedy permitted the waiving party in this agreement, (i) shall not waive or be construed to waive any prior or subsequent breach or violation of the same provision or any subsequent exercise of the same right or remedy, (ii) shall not waive or be construed to waive a breach or violation of any other provision, any other closing condition or any other right or remedy, and (iii) to be effective, must be in writing and signed by each party entitled to the benefit of the provision, condition, right or remedy to be waived (provided that VBHS may execute any waiver or consent on behalf of each Person described as “Seller” and VHS2 may execute any waiver or consent on behalf of each Person described as “Buyer”), and may not be presumed or inferred from any party’s conduct. The election of any one or more available remedies by a party shall not constitute a waiver of the right to pursue other available remedies (the availability of which remedies shall be, after the Closing, subject to the applicable limitations set forth in articles 9 and 10).

11.12. Notices. Any notice, demand or communication required, permitted or desired to be given hereunder must be in writing and shall be deemed effectively given (i) on the date tendered by personal delivery, (ii) on the date received by fax or other electronic means, (iii) on the date tendered for delivery by nationally recognized overnight courier, or (iv) on the date tendered for delivery by United States mail, with postage prepaid thereon, certified or registered mail, return receipt requested, in any event addressed as follows:

If to Buyer:	Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Attn: General Counsel Fax: 615.665.6197 Email: generalcounsel@vanguardhealth.com

If to Seller:	Valley Baptist Health System P.O. Drawer 2588 2101 Pease Street Harlingen, Texas 78551 Attn: Chief Executive Officer Fax: 956.389.1675 Email: alan.johnson@valleybaptist.net with a copy to (which shall not constitute notice):
Fulbright & Jaworski L.L.P.
600 Congress Avenue, Suite 2400
Austin, Texas 78701-2978
Attn: Jerry A. Bell, Jr.
Fax: 512.536.4598
Email: jbell@fulbright.com
or to such other address or fax number, and to the attention of such other Person, as any party may designate in writing in conformity with this section.
11.13. Misdirected Payments; Physician Loans. Seller shall remit to Buyer with reasonable promptness any monies received by Seller (or its Affiliates, other than Buyer) constituting or in respect of the Assets and Assumed Liabilities. Buyer shall remit to Seller with reasonable promptness any monies received by Buyer (or its Affiliates, other than Seller) constituting or in respect of the Excluded Assets and Excluded Liabilities. If any funds previously paid or credited to Seller or the Hospital Businesses in respect of services rendered on or before the Closing Date have resulted in an overpayment or must be repaid, Seller shall be responsible for the repayment of said monies (and the defense of such actions), except to the extent that such credit or repayment obligation was included in the calculation of Net Working Capital or VBIC’s Net Worth as shown on the Closing Balance Sheets. If Buyer suffers any deduction to or offset or withhold against amounts due Buyer of funds previously paid or credited to Seller or the Hospital Businesses in respect of services rendered on or before the Closing Date (other than in respect of overpayments addressed by the preceding sentence), Seller shall pay to Buyer the amounts so deducted, offset or withheld within five business days after demand therefor, except to the extent that the amount of such deduction, offset or withholding was included in the calculation of Net Working Capital or VBIC’s Net Worth as shown on the Closing Balance Sheets. Any amounts payable pursuant to this agreement that are due Buyer by Seller or one of their Affiliates, or due Seller by Buyer or one of their Affiliates, may be offset against monies or other funds owed by the party entitled to receive payment to the party required to make payment (other than such owed amounts that are being disputed in good faith). Seller shall use, and cause their Affiliates to use, good faith efforts to collect any and all loans and other amounts due from physicians and their Affiliates that constitute Excluded Assets.
11.14. Severability. If any provision of this agreement is held or determined to be illegal, invalid or unenforceable under any present or future law in the final judgment of a court of competent jurisdiction, then, if the rights or obligations of any party under this agreement would not be materially and adversely affected thereby: (a) such provision will be fully severable; (b) this agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this agreement; (c) the remainder of this agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this agreement; and (d) instead of such illegal, invalid or unenforceable provision, there will be deemed to be added to this agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.
11.15. Entire Agreement; Amendment. This agreement supersedes all previous contracts, agreements and understandings and constitutes the entire agreement of whatsoever kind or nature existing between or among the parties respecting the within subject matter and no party shall be entitled to benefits (including the benefit of any representation or warranty (express or implied, including any implied warranties of merchantability or fitness for a particular purpose) with respect to the Assets or the Hospital Businesses) other than those specified in this agreement. As between or among the parties, any oral or written representation, warranty, covenant, agreement or statement not expressly incorporated in this agreement, whether given before or on the date of this agreement, shall be of no force and effect unless and until made in writing and signed by the parties on or after the date of this agreement. Notwithstanding anything to the contrary, the foregoing provisions of this section shall not apply to the Letter Agreement, which Letter Agreement shall continue in full force in effect in accordance with section 11.19(a) following the execution of this agreement. The representations, warranties and covenants set forth in this agreement shall survive the Closing and remain in full force and effect as provided in section 9.06, and shall survive the execution and delivery of, and shall not be merged with or into, the Closing Documents and all other agreements, instruments or other documents described, referenced in or contemplated by this agreement. Each representation, warranty and covenant in this agreement has independent legal significance and if any party has breached any representation, warranty or covenant in any respect, whether there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative level of specificity) that such party has not breached shall not detract from or mitigate the party’s breach of the first representation, warranty or covenant. This agreement may not be amended or supplemented except in a written instrument executed by each of the parties.

11.16. Counterparts; Transmission by Electronic Means. This agreement may be executed in two or more counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument. This agreement, and any executed counterpart of a signature page to this agreement, may be transmitted by fax or e-mail (attaching a ..pdf (portable document format) copy thereof), and such delivery of an executed counterpart of a signature page to this agreement by fax or e-mail shall be effective as delivery of a manually executed counterpart of this agreement. At the Closing, the Closing Documents may be executed, and the signature pages thereto delivered, in like manner.
11.17. Interest. Any monies required to be paid by any party to another party pursuant to this agreement shall be due on the date or at the time for payment specified in this agreement, and monies not paid when due shall accrue interest from and after the due date to, but not including, the date full payment is made at an annual rate equal to the average prime rate of Bank of America, N.A., during such period plus three percent per annum.
11.18. Drafting. No provision of this agreement shall be interpreted for or against any Person on the basis that such Person was the draftsman of such provision, and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this agreement.
11.19. Confidentiality; Public Announcements.
(a) Except as required by Legal Requirements, Vanguard, Seller and Buyer (and their respective Affiliates) shall keep this agreement and the Closing Documents and their contents confidential and not disclose the same to any Person (except the parties’ attorneys, accountants or other professional advisors who need to know such contents for the purpose of advising such party in connection with the transactions contemplated hereby, and except to the applicable Governmental Authorities in connection with any required notification or application for approval or a license or exemption therefrom) without the prior written consent of the other party. With respect to information provided by Seller to Buyer in connection with and relative to this proposed transaction, the executed Letter Agreement, dated October 18, 2010 (the “Letter Agreement”), in respect of confidentiality between Vanguard and VBHS shall remain in effect until Closing.
(b) At all times before and after the Closing, Seller, on the one hand, and Vanguard and Buyer, on the other hand, will consult with the other before issuing or making any reports, statements or releases to the public with respect to this agreement or the transactions contemplated by this agreement and will use good faith efforts to obtain the other party’s prior approval of the text of any public report, statement or release to be made by or on behalf of such party. If either party is unable to obtain the prior approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, necessary to discharge such party’s disclosure obligations under applicable Legal Requirements, then such party may make or issue the legally required report, statement or release and promptly furnish the other party a copy thereof.

12. GUARANTEES
12.01. Guarantee of Buyer’s Obligations. Vanguard, as principal obligor and not merely as a surety, hereby unconditionally guarantees full, punctual and complete performance by Buyer of all of Buyer’s obligations under this agreement and each of the Closing Documents subject to the terms hereof and thereof and so undertakes to Seller that, if and whenever Buyer is in default, Vanguard will on demand duly and promptly perform or procure the performance of Buyer’s obligations. The foregoing guarantee is a continuing guarantee and will remain in full force and effect indefinitely (in light of the fact that, as provided in section 9.06, certain representations, warranties, covenants and indemnification obligations of Buyer survive the Closing indefinitely) and will be reinstated with respect to any sum paid to Seller or the Foundation that must be restored by Seller or the Foundation upon the bankruptcy, liquidation or reorganization of Buyer. Vanguard’s obligations under this section shall not be affected or discharged in any way by any Proceeding with respect to Buyer under any federal or state bankruptcy, insolvency or debtor relief laws (or any order, judgment, ruling, writ, injunction or decree entered or made in connection therewith) or any other fact, development, occurrence or circumstance affecting the legal capacity of Buyer or the enforceability of this agreement or any of the Closing Documents against Buyer in accordance with their respective terms. Vanguard’s board of directors has approved Vanguard’s execution of this agreement and the performance of its obligations hereunder. If the obligation guaranteed by Vanguard hereunder is the obligation of Buyer to indemnify Seller’s Indemnified Persons pursuant to section 9.03(b) (but solely with respect to any nonfulfillment by Buyer of a covenant in this agreement that occurred after the Closing), section 9.03(c) or section 9.03(d), then Vanguard’s liability hereunder shall be limited to a percentage of the Loss suffered by the Indemnitee equal to (a) with respect to any such Loss (or portion thereof) that relates to VBIC, the percentage ownership held, directly or indirectly, by Vanguard in VBIC on the date of the Loss and (b) with respect to any other Loss (or portion thereof), the percentage ownership held, directly or indirectly, by Vanguard in VHS2 on the date of the Loss.
12.02. Guarantee of Seller’s Obligations. The Foundation, as principal obligor and not merely as a surety, hereby unconditionally guarantees full, punctual and complete performance by Seller of each Seller’s obligations under this agreement and each of the Closing Documents subject to the terms hereof and thereof and so undertakes to Buyer and Vanguard that, if and whenever Seller is in default, the Foundation will on demand duly and promptly perform or procure the performance of each Seller’s obligations. The foregoing guarantee is a continuing guarantee and will remain in full force and effect indefinitely (in light of the fact that, as provided in section 9.06, certain representations, warranties, covenants and indemnification obligations of Seller survive the Closing indefinitely) and will be reinstated with respect to any sum paid to Buyer or Vanguard that must be restored by Buyer or Vanguard upon the bankruptcy, liquidation or reorganization of Seller. The Foundation’s obligations under this section shall not be affected or discharged in any way by any Proceeding with respect to Seller under any federal or state bankruptcy, insolvency or debtor relief laws (or any order, judgment, ruling, writ, injunction or decree entered or made in connection therewith) or any other fact, development, occurrence or circumstance affecting the legal capacity of Seller or the enforceability of this agreement or any of the Closing Documents against Seller in accordance with their respective terms. The Foundation’s board of directors has approved the Foundation’s execution of this agreement and the performance of its obligations hereunder.

The parties have caused this agreement to be executed in multiple originals by their duly authorized officers as of the date of this agreement.

VALLEY BAPTIST MEDICAL CENTER		VALLEY BAPTIST MEDICAL CENTER — BROWNSVILLE

By:	/s/ James E. Eastham Title: President	By:	/s/ James E. Eastham Title: President

VALLEY BAPTIST MEDICAL DEVELOPMENT		VB REALTY CORPORATION
CORPORATION

By:	/s/ James E. Eastham Title: President	By:	/s/ James E. Eastham Title: President

VALLEY BAPTIST INSURANCE HOLDINGS, INC.		VALLEY BAPTIST MANAGEMENT SERVICES CORPORATION

By:	/s/ James E. Eastham Title: President	By:	/s/ James E. Eastham Title: President

VALLEY BAPTIST HEALTH SYSTEM		VALLEY BAPTIST MEDICAL FOUNDATION

By:	/s/ Alan L. Johnson Title: Chairman	By:	/s/ Alan L. Johnson Title: Board Member

VALLEY BAPTIST HOSPITAL HOLDINGS, INC.		VB REALTY II, LLC

By:	/s/ James E. Eastham Title: President	By:	/s/ James E. Eastham Title: President

VHS VALLEY HEALTH SYSTEM, LLC		VHS HARLINGEN HOSPITAL COMPANY, LLC

By:	/s/ Keith B. Pitts Title: Executive Vice President	By:	/s/ Keith B. Pitts Title: Executive Vice President

VHS BROWNSVILLE HOSPITAL COMPANY, LLC		VHS VALLEY HOLDINGS, INC.

By:	/s/ Keith B. Pitts Title: Executive Vice President	By:	/s/ Keith B. Pitts Title: Executive Vice President

VHS VALLEY REAL ESTATE COMPANY, LLC		VANGUARD HEALTH FINANCIAL COMPANY, LLC

By:	/s/ Keith B. Pitts Title: Executive Vice President	By:	/s/ Keith B. Pitts Title: Executive Vice President

VANGUARD HEALTH SYSTEMS, INC.		VHS VALLEY MANAGEMENT COMPANY, INC.

By:	/s/ Keith B. Pitts Title: Vice Chairman	By:	/s/ Keith B. Pitts Title: Executive Vice President

SCHEDULE LIST

Schedule 1.02	Persons Relevant to “Seller’s Knowledge”
Schedule 2.01(a)	Owned Real Property
Schedule 2.01(b)	Leased Real Property
Schedule 2.01(f)	Assumed Contracts
Schedule 2.01(g)	Permits
Schedule 2.01(h)	Intellectual Properties
Schedule 2.02(b)	Excluded Owned Real Property
Schedule 2.02(i)	Contracts That Are Excluded Assets
Schedule 2.02(k)	Retained Corporate Trade Names
Schedule 2.02(o)	Excluded Assets of the Foundation
Schedule 2.02(s)	Other Excluded Assets
Schedule 2.03	Assumed Liabilities
Schedule 3.02	Third-Party Consents
Schedule 3.04	Subsidiaries
Schedule 3.05	Legal Regulatory Compliance
Schedule 3.06	Financial Statements
Schedule 3.08	Recent Activities
Schedule 3.11	Personal Property Encumbrances
Schedule 3.12(a)	Real Property Encumbrances
Schedule 3.12(c)	Real Property Condition
Schedule 3.13(a)	Environmental Matters and Medical Waste
Schedule 3.13(b)	Environmental Matters and Medical Waste
Schedule 3.14	Intellectual Properties and Information Systems
Schedule 3.15	Insurance
Schedule 3.18	Agreements and Commitments
Schedule 3.19	Assumed Contracts Exceptions
Schedule 3.21(c)	Employment-Related Actions
Schedule 3.22	Current Employee Benefit Plans
Schedule 3.23	Proceedings and Claims
Schedule 3.24	Tax Returns
Schedule 3.25	Disputes Between Seller and Medical Staff
Schedule 3.27	Brokers and Finders
Schedule 3.28	Payments
Schedule 3.30(a)	Transferring Subsidiaries
Schedule 3.30(d)	Joint Ventures
Schedule 3.31(a)	Imaging Partnerships
Schedule 3.33	Non-Governmental Payors
Schedule 5.02(b)	Post-Closing Employment Offers
Schedule 5.02(c)	Non-Ordinary Course Employment Benefit Changes
Schedule 5.03(b)	Severance Policy
Schedule 5.08	Rio Grande Valley Market
Schedule 5.09	Change of Corporate Names
Schedule 5.12(b)	Hurricane Damage
Schedule 5.14	Essential Services

Schedule 5.15	Charity Care Policy
Schedule 5.20	Rights of First Refusal of Real Property
Schedule 5.28	Restricted Assets
Schedule 5.30	Section 338 Asset Allocation
Schedule 7.03(d)	Consents to Assignment
Schedule 7.06	Opinion of Seller’s Counsel
Schedule 8.02(w)	Directors of VBIC
Pursuant to Regulation S-K Item 601(b)(2), the above schedules have been omitted and will be furnished supplementally to the Securities and Exchange Commission upon request.

EXHIBIT LIST

Exhibit A	Amended and Restated Operating Agreement
Exhibit B	Management Services Agreement
Exhibit C	VBIC Shareholders Agreement
Exhibit D	License Agreement
Exhibit E	Transition Services Agreement
Pursuant to Regulation S-K Item 601(b)(2), the above exhibits have been omitted and will be furnished supplementally to the Securities and Exchange Commission upon request.